1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2007.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date August 29, 2007	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

This circular appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

DISCLOSEABLE AND CONNECTED TRANSACTIONS AND
APPLICATION FOR WHITEWASH WAIVER
THE PROPOSED MERGER OF BAOTOU ALUMINUM AND
SHARE EXCHANGE WITH BAOTOU GROUP AND GUIYANG ALUMINUM

Independent Financial Adviser to the Independent Board Committee,
the Independent Shareholders and the independent holders of H Shares

A letter from the Board of Directors of Aluminum Corporation of China Limited is set out on pages 1 to 20 of this circular. A letter from the Independent Board Committee of Aluminum Corporation of China Limited is set out on pages 21 to 22 of this circular. A letter from Taifook Capital Limited containing its advice to the Independent Board Committee and the Independent Shareholders and the independent holders of H Shares of Aluminum Corporation of China Limited is set out on pages 23 to 39 of this circular.

A special general meeting of the Shareholders of Aluminum Corporation of China Limited and separate class meetings of the holders of H Shares and the holders of A Shares, respectively, of Aluminum Corporation of China Limited will be held on 12 October 2007 at 2:00 p.m. at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China. A Notice of Special General Meeting and Notice of Class Meeting of the holders of H Shares dated 27 August 2007 setting out the resolutions to be approved at the special general meeting and the class meeting are set out at the end of this circular. A proxy form for use at the special general meeting and the class meeting of the holders of H Shares and the reply slips are also despatched together with this circular. If you intend to attend the special general meeting and the class meeting of the holders of H Shares, you should complete and return the reply slips in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions thereon and return it to Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the special general meeting and the class meeting of the holders of H Shares should you so wish.

27 August 2007

* For identification purpose only

CONTENTS

Page

DEFINITIONS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	ii

LETTER FROM THE BOARD . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

Background . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	1

Baotou Aluminum . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	3

Summary of the Merger Proposal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	4

Merger Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	6

Effects of the Merger Proposal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	7

Financial effects of the Merger Proposal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	10

Information of the Group . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	10

Information of Baotou Group . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	11

Information of Baotou Aluminum . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	11

Reasons for and benefits of the Merger Proposal . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	12

Hong Kong Listing Rules and Takeovers Code implications . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	12

The SGM . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	15

The Class Meeting of the holders of H Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	16

The Class Meeting of the holders of A Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	17

Procedures for demanding a poll . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	18

Recommendations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	18

Other matters to be approved at the SGM . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	20

LETTER FROM THE INDEPENDENT BOARD COMMITTEE . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	21

LETTER FROM TAIFOOK CAPITAL LIMITED . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	23

APPENDIX I	-	FINANCIAL INFORMATION OF THE GROUP . . . . . . . . . . . . . . . . . . . . . . . . . . . .	39

APPENDIX II	-	2007 INTERIM RESULTS OF THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	143

APPENDIX III	-	FINANCIAL INFORMATION OF BAOTOU ALUMINUM . . . . . . . . . . . . . . . . . . . . .	160

APPENDIX IV	-	GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	186

NOTICE OF THE SPECIAL GENERAL MEETING . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	200

NOTICE OF CLASS MEETING OF THE HOLDERS OF H SHARES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	204

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

"A Shares"	ordinary shares in the share capital of the Company with a nominal value of RMB1.00 each and which, are listed and traded on the Shanghai Stock Exchange

"ADSs"	American Depositary Shares, each representing ownership of 25 H Shares, which are listed on the New York Stock Exchange Inc.,

"ADRs"	American Depositary Receipts evidencing the ADSs;

"Announcement"	the announcement dated 20 July 2007 issued by the Company in relation to the Merger Proposal, the Share Exchange and the Whitewash Waiver

"Board"	the board of Directors;

"Baotou Aluminum"

Baotou Aluminum Co., Ltd (Chinese Characters), a joint stock limited company established in the PRC, the A shares (referred to as Baotou Shares in this circular) of which are listed on the Shanghai Stock Exchange;

"Baotou Group"

Baotou Aluminum (Group) Co., Ltd. (Chinese Characters), a State-owned enterprise established in the PRC and is the holder of 237,309,321 Baotou Shares, representing approximately 55.06% of the total issued share capital of Baotou Aluminum. Baotou Group is owned as to 80% by Chinalco and is a connected person of the Company;

"Baotou Shares"	the ordinary shares in the issued share capital of Baotou Aluminum;

"Baotou Shareholders"	the holders of the shares of Baotou Aluminum;

"Cash Alternative"

the cash alternative under the Merger Proposal to be provided by the Cash Alternative Provider to the Baotou Shareholders who elect not to receive in whole or in part the Chalco A Shares, subject to the Merger Proposal becoming unconditional;

- ii -

DEFINITIONS

"Cash Alternative Provider"

the person who has agreed, subject to contract, to pay RMB21.67 per Baotou Share for the holders of Baotou Shares who elect to receive cash for the Baotou Shares, and who will then exchange such Baotou Shares so acquired for the Chalco A Shares at the Exchange Ratio;

"Chalco A Share(s)"

ordinary shares new issued with a nominal value of RMB1.00 each to be issued by the Company pursuant to the Merger Proposal, which, upon completion of the Merger Proposal, will be listed on the Shanghai Stock Exchange;

"Chinalco"	(Chinese Characters) Aluminum Corporation of China, the controlling shareholder and a connected person of the Company;

"Class Meeting of holders of A Shares"	the shareholders' meeting to be convened for the holders of the Chalco A Shares to consider, and if thought fit, approve the Merger Proposal and the Merger Agreement;

"Class Meeting of holders of H Shares"	the shareholders' meeting to be convened for the holders of the H Shares to consider, and if thought fit, approve (i) the Merger Proposal and the Merger Agreement; and (ii) the Whitewash Waiver;

"Company"

(Chinese Characters) Aluminum Corporation of China Limited, a joint stock limited company incorporated in the PRC with limited liability, the A Shares, H Shares and ADRs of which are listed on the Shanghai Stock Exchange, Hong Kong Stock Exchange and the New York Stock Exchange, respectively;

"CSRC"	China Securities Regulatory Commission;

"Director(s)"	director(s) of the Company;

"Board"	the board of Directors of the Company

"Exchange Ratio"	the ratio at which 1.48 Chalco A Shares will be issued by the Company in exchange for one (1) Baotou Share under the Merger Proposal;

"Executive"	the Executive Director of the Corporate Finance Division of the SFC from time to time and any delegate of such Executive Director

- iii -

DEFINITIONS

"Group"	the Company and its subsidiaries;

"Guiyang Aluminum"

(Chinese Characters) Guiyang Aluminum and Magnesium Design and Research Institute, subsidiary of Chinalco in which Chinalco has an indirect 95% equity interest and a holder of 2,783,495 A shares in Baotou Aluminum prior to implementation of the Merger Proposal;

"H Share(s)"

the overseas listed foreign invested shares in the ordinary share capital of the Company with a nominal value of RMB 1.00 each which are subscribed for and traded in Hong Kong Dollars, and which are listed on the Main Board of the Hong Kong Stock Exchange;

"HK Dollar" or "HK$"	Hong Kong dollars, the currency of Hong Kong;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

"Hong Kong Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Independent Board Committee"

the board committee of the Company established for the purpose of considering the Share Exchange with Baotou Group and Guiyang Aluminum which will constitute connected transactions under the Hong Kong Listing Rules and the Whitewash Waiver, which comprises all independent non-executive Directors, namely Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan who are independent of the transactions relating to the Merger Proposal and the Whitewash Waiver;

"Independent Financial Adviser"

Taifook Capital Limited, being the independent financial adviser to advise (1) the Independent Board Committee and the Independent Shareholders in respect of the connected transactions which will be constituted by the Share Exchange with Baotou Group and Guiyang Aluminium, non-wholly owned subsidiaries of Chinalco, upon implementation of the Merger Proposal; and (2) the Independent Board Committee and the independent holders of H Shares on the Whitewash Waiver ;

"Independent Shareholders"

the Shareholders who are independent of the transactions relating to the Merger Proposal and the Whitewash Waiver, being Shareholders other than Chinalco and its associates (for the transactions relating to the Merger Proposal) and parties acting in concert with it (for the Whitewash Waiver);

- iv -

DEFINITIONS

"Lanzhou Aluminum Factory"

(Chinese Characters), a wholly-owned subsidiary of Chinalco, holding approximately 79.5 million A Shares representing approximately 0.62% of the total issued share capital of the Company immediately prior to implementation of the Merger Proposal;

"Latest Practicable Date"	24 August 2007, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information herein

"Merger Agreement"	the agreement entered into between the Company and Baotou Aluminum on 20 July 2007 in relation to the Merger Proposal;

"Merger Proposal"

the proposed merger of Baotou Aluminum with the Company pursuant to the Merger Agreement through the proposed issue of Chalco A Shares by the Company at the Exchange Ratio to exchange for the Baotou Shares together with the Cash Alternative;

"PRC"	The People's Republic of China which, for the purpose of this circular, excludes Hong Kong Special Administrative Region of the PRC;

"RMB"	Renminbi, the lawful currency of the PRC;

"SASAC"	the PRC State-owned Assets Supervision and Administration Commission of the State Council;

"SFC"	the Securities and Futures Commission of Hong Kong

"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong

"SGM"

the special general meeting of the Company to be convened to separately consider and, if thought fit, approve, among other things, (1) the Merger Proposal and the Merger Agreement as well as the proposed issue of new Chalco A Shares under the Merger Proposal; (2) the consequential amendment to the Articles of Association of the Company upon implementation of the Merger Proposal; (3) the exemption for Chinalco and parties acting in concert with it to make a general offer pursuant to the relevant laws and regulations of the PRC and (4) the granting of the authorization to an executive committee of the Company to implement the Merger Proposal and all the matters contemplated thereunder;

- v -

DEFINITIONS

"Shandong and Lanzhou	the share reforms of Shandong Aluminum Industry Co., Ltd and
Aluminum Share Reforms"

Lanzhou Aluminum Co., Ltd and the mergers of both companies with the Company by the issue of 1.237 billion Chalco A Shares to exchange for the then issued shares of Shandong Aluminum Industry Co., Ltd and Lanzhou Aluminum Co., Ltd., which share reforms and mergers were implemented by the Company on 24 April 2007;

"Shareholder(s)"	the holders of the Shares of the Company;

"Shares"	A Shares and H Shares in the capital of the Company;

"Share Exchange"

upon implementation of the Merger Proposal, the issue of Chalco A Shares by the Company to Baotou Group and Guiyang Aluminum in exchange for the Baotou Shares held by them, which will constitute connected transaction under the Hong Kong Listing Rules;

"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers;

"%"	per cent;

"Whitewash Waiver"

the waiver of the obligation of Chinalco and the parties acting in concert with it to make a mandatory general offer arising from the Merger Proposal and the Share Exchange in accordance with Note 1 on Dispensations from Rule 26 of the Takeovers Code;

- vi -

LETTER FROM THE BOARD

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)
Executive Directors:	Registered office:
Mr. Xiao Yaqing	No. 62 North Xizhimen Street
Mr. Luo Jianchuan	Haidian District
Mr. Chen Jihua	Beijing
Mr. Liu Xiangmin	The People's Republic of China
Postal code: 100082
Non-executive Directors:
Mr. Helmut Wieser	Principal place of business
Mr. Shi Chungui	No. 62 North Xizhiman Street
Haidan District
Independent non-executive Directors:	Beijing
Mr. Poon Yiu Kin, Samuel	The People's Republic of China
Mr. Kang Yi	Postal Code: 100082
Mr. Zhang Zhuoyuan
Principal place of business in Hong Kong:
Unit 3103, 31st Floor,
Office Tower Convention Plaza
1 Harbour Road Wanchai
Hong Kong

27 August 2007

DISCLOSEABLE AND CONNECTED TRANSACTIONS AND APPLICATION FOR WHITEWASH WAIVER THE PROPOSED MERGER OF BAOTOU ALUMINUM AND SHARE EXCHANGE WITH BAOTOU GROUP AND GUIYANG ALUMINUM

To the Shareholders

Dear Sir or Madam,

BACKGROUND

Reference is made to the announcements of the Company dated 20 July 2007 and 11 August 2007, respectively, regarding the Merger Proposal. On 20 July 2007, the Board approved and the Company entered into the Merger Agreement with Baotou Aluminum in relation to the Merger Proposal. The Merger

- 1 -

LETTER FROM THE BOARD

Proposal, if fully implemented, will involve the issue of 637,880,000 Chalco A Shares by the Company to the Baotou Shareholders on a record date to be determined in exchange for all the existing issued 431,000,000 Baotou Shares. In addition, pursuant to the Merger Agreement, the holders of Baotou Shares are entitled to elect to exchange for cash under the Cash Alternative which will be provided by the Cash Alternative Provider. Upon completion of the Merger Proposal, the assets of Baotou Aluminum will be absorbed into and the liabilities of Baotou Aluminum will be assumed by the Company. Baotou Aluminum will then cease to exist.

Under the Hong Kong Listing Rules, implementation of the Merger Proposal constitutes a discloseable transaction and the Share Exchange with Baotou Group and Guiyang Aluminum, which are non-wholly-owned subsidiaries of Chinalco, a connected person, will constitute connected transactions of the Company under the Hong Kong Listing Rules. This circular is prepared to comply with the Hong Kong Listing Rules. In accordance with the Articles of Association of the Company, the Merger Proposal which involves the issue of new Chalco A Shares has to be approved by the Shareholders at the SGM and Class Meetings of the holders of H Shares and Class Meeting of the holders of A Shares, respectively. The Share Exchange with Baotou Group and Guiyang Aluminum upon the implementation of the Merger Proposal will result in an increase of the shareholding of Chinalco and parties acting in concert with it, which has implications under Takeovers Code as well under the relevant PRC laws and regulations relating to takeovers. Chinalco has applied to the SFC for a Whitewash Waiver and Chinalco has applied to the CSRC for an exemption from making a general offer pursuant to the relevant PRC laws and regulations.

The purposes of this circular are:

1.

to provide you with further information in relation to (1) the Merger Proposal and Merger Agreement as well as the proposed issue of new Chalco A Shares under the Merger Proposal; (2) the connected transactions to be constituted by the Share Exchange with Baotou Group and Guiyang Aluminium; and (3) the Whitewash Waiver;

2.

to set out the letter of advice from Taifook Capital Limited to the Independent Board Committee, the Independent Shareholders and the independent holders of H Shares, and the recommendations of the Independent Board Committee in respect of (1) the connected transactions to be constituted by the Share Exchange with Baotou Group and Guiyang Aluminum; and (2) the Whitewash Waiver. As the Share Exchange forms part of the Merger Proposal, Taifook Capital Limited, the Independent Financial Adviser, will advise on the Merger Proposal and the Independent Board Committee will provide its recommendations to the Independent Shareholders on the Merger Proposal for the purpose of advising the Independent Shareholders on the connected transactions to be constituted by the Share Exchange;

- 2 -

LETTER FROM THE BOARD

3.

to seek your approval of the resolutions proposed at the SGM in relation to, among other things, (1) the Merger Proposal and the Merger Agreement and the connected transactions to be constituted by the Share Exchange which forms part of the Merger Proposal; (2) the consequential amendment to the Articles of Association of the Company upon the implementation of the Merger Proposal; and (3) the exemption for Chinalco and the parties acting in concert with it to make a general offer for the Shares pursuant to the relevant laws and regulations of the PRC; (4) the granting of the authorization to an executive committee of the Company to implement the Merger Proposal and all the matters contemplated thereunder. Chinalco and parties acting in concert will abstain from voting at such resolutions;

4.

to seek your approval of the holders of H Shares of the resolutions proposed at the Class Meeting of the holders of H Shares in relation to (1) the Merger Proposal and the Merger Agreement as well as the proposed issue of new Chalco A Shares under the Merger Proposal; and (2) the Whitewash Waiver; and

5.	to provide you with information relating to the Class Meeting of the holders of A Shares.

BAOTOU ALUMINUM

Baotou Aluminum is a joint stock limited company established in the PRC, the A shares of which are listed on the Shanghai Stock Exchange. Baotou Group is the controlling shareholder of Baotou Aluminum, holding 237,309,321 Baotou Shares, representing approximately 55.06% of the total issued share capital in Baotou Aluminum. Baotou Group is in turn owned as to 80% by Chinalco and as to 20% by the Baotou City People's Government. In addition, Chinalco holds an indirect 95% interest in Guiyang Aluminum, which in turn holds an additional 2,783,495 Baotou Shares, representing approximately 0.65% equity interest in Baotou Aluminum. The remaining shareholding in Baotou Aluminum is held by the public shareholders.

Shareholding structure of Baotou Aluminum

Holders of A Shares	No. of Shares	% Shareholding
	(in millions)

Baotou Group	237.31	55.06%
Guiyang Aluminum	2.78	0.65%
Public Shareholders	190.91	44.29%
	431.00	100%

- 3 -

LETTER FROM THE BOARD

SUMMARY OF THE MERGER PROPOSAL

On 29 June 2007, the Board resolved to approve, in principle, the Merger Proposal. On 20 July 2007, the Board approved and the Company entered into the Merger Agreement with Baotou Aluminum. On 7 August 2007, SASAC issued its approval to Chinalco approving the merger of Baotou Aluminum by way of share exchange. On 8 August 2007, the Baotou Shareholders (other than Baotou Group and Guiyang Aluminum) approved the Merger Proposal at a special general meeting of Baotou Aluminum convened for such purpose. The implementation of the Merger Proposal will involve the issue of Chalco A Shares by the Company at the Exchange Ratio to the Baotou Shareholders on a record date to be determined, who elect to exchange in whole or in part their Baotou Shares for Chalco A Shares. In addition, the holders of Baotou Shares are entitled to elect to exchange for cash pursuant to the Cash Alternative which will be provided by the Cash Alternative Provider.

The Exchange Ratio

1.48 Chalco A Shares in exchange for one (1) Baotou Share.

The Company will exchange the 431,000,000 Baotou Shares in the issued share capital of Baotou Aluminum by an issue of 637,880,000 Chalco A Shares. The Exchange Ratio has been determined based on the following:

1.

The price per Baotou Share was determined at RMB21.67 based on the average closing price of Baotou Shares for a period of 20 days up to and including 11 June 2007, being the last trading day prior to the suspension of trading in the Baotou Shares on the Shanghai Stock Exchange;

2.

The issue price per Chalco A Share is determined at RMB20.49, which was determined based on the average closing price per Chalco A Share for a period of 20 days up to and including 11 June 2007, being the last trading day immediately before the suspension of trading of the A Shares of the Company on the Shanghai Stock Exchange; and

3.	Based on a premium of 40%, each Baotou Share would worth RMB30.34, representing an exchange ratio of 1 to 1.48 as stated above.

- 4 -

LETTER FROM THE BOARD

The Exchange Ratio was determined based on arm's length negotiations and the premium was determined based, among other things, the following principal considerations:

1

In view of the recent increase of trading volume and share prices of the Baotou Shares prior to the suspension of trading on 12 June 2007, the Directors consider that the average closing price of Baotou Shares for a period of 20 trading days prior to 12 June 2007, which is determined at RMB21.67 per Baotou Share, is representative of the investment by the average investors in the Baotou Shares;

2.

The Directors have reviewed (i) the recent mergers by absorption in the A share stock market as well as in the recent proposed offers involving the non-ferrous metal industries in the international market; and (ii) the price earning ratios of similar A share listed companies whose principal businesses are similar to Baotou Aluminum and are of the view that the above premium is fair and reasonable; and

3.

No premium is provided on the Cash Alternative (referred to below) as the Directors are of the view that the premium should be sufficiently attractive in order to encourage the Baotou Sharesholders, instead of electing to receive cash, to exchange for Chalco A Shares and to hold the Chalco A Shares on a long term investment basis.

The Cash Alternative

Subject to the Merger Proposal becoming unconditional, the Baotou Shareholders who elect not to receive in whole or in part the Chalco A Shares may elect to exercise the Cash Alternative to receive in whole or in part cash at the rate of RMB21.67 per Baotou Share. The Cash Alternative will be provided by the Cash Alternative Provider who is a third party independent of the Company and is not a connected person of the Company or any of its associates. The Cash Alternative Provider will pay the cash to any Baotou Sharesholders who exercise the Cash Alternative and will then exchange the Baotou Shares so received for the Chalco A Shares at the Exchange Ratio. Under such arrangement, the number of Chalco A Shares to be issued pursuant to the Merger Proposal will be fixed. The Cash Alternative ensures that any Baotou Sharesholders will be able to immediately receive cash if they do not intend to receive Chalco A Shares under the Merger Proposal. The introduction of an independent third party as the Cash Alternative Provider will relieve the Company from the financial burden of providing cash for the Cash Alternative, allow the Company to fix the number of Chalco A Shares to be issued and avoid the dependency issues which may be associated with a non-independent cash alternative provider.

- 5 -

LETTER FROM THE BOARD

Pursuant to the agreement to be entered into between the Company and the Cash Alternative Provider, the Cash Alternative Provider will commit a maximum total amount of approximately RMB9.34 billion cash, being the aggregate total of the maximum Baotou Cash Alternative Amount, if all Baotou Shareholders elect to accept the Baotou Cash Alternative. On the assumption that all Baotou Shareholders elect to receive cash under the Cash Alternative, the Cash Alternative Provider will hold all the Chalco A Shares to be issued under the Merger Proposal, representing approximately 4.72% of the total issued share capital of the Company as enlarged by the Merger Proposal.

MERGER AGREEMENT

A summary of the major terms and conditions of the Merger Agreement is as follows:

Date	:	20 July 2007

Parties	:	The Company and Baotou Aluminum

Consideration	:	1.48 Chalco A Share will be issued by the Company in exchange for one (1) Baotou Share.

Baotou Shareholders who elect not to receive in whole or in part the Chalco A Shares may elect to receive in whole or in part cash under the Cash Alternative at the rate of RMB21.67 per Baotou Share.

Conditions Precedent	:	The Merger Proposal is conditional upon, among other things, the following conditions:

a.

Approvals by special resolution of the Merger Proposal and the Merger Agreement and the issue of 637,880,000 new Chalco A Shares as consideration for the exchange of Baotou Shares under the Merger Proposal by (i) the Shareholders at the SGM; and (ii) the separate Class Meeting of the holders of the A Shares and the Class Meeting of the holders of H Shares, respectively, at which Chinalco and its associates will abstain from voting;

b.	Approval of the Merger Proposal and the Merger Agreement by the Baotou Shareholders at a special general meeting of Baotou Aluminum to be held for such purpose;

c.	Approval of the Whitewash Waiver by the independent holders of H Shares of the Company, at which Chinalco and the parties acting in concert with it will abstain from voting;

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LETTER FROM THE BOARD

d.

Approval of the Merger Proposal to approve the connected transactions which will be constituted by the Share Exchange with Baotou Group and Guiyang Aluminum, at which Chinalco and its associates will abstain from voting;

e.	The requisite consents and approvals having been obtained from the relevant governmental and regulatory authorities in the PRC (including, without limitation, CSRC and SASAC); and

f.

CSRC granting waivers to Chinalco and parties acting in concert with it from making a general offer in the PRC and the SFC granting the Whitewash Waiver to Chinalco and parties acting in concert with it.

The condition regarding the obtaining of the Whitewash Waiver will not be waived under the Merger Agreement. As stated above, SASAC approved the merger of Baotou Aluminum and issued its approval document to Chinalco on 7 August 2007. Condition (b) above has been fulfilled upon the approval by the Baotou Shareholders of the Merger Proposal at a special general meeting of Baotou Aluminum held on 8 August 2007.

Termination	:	The Merger Agreement shall be terminated upon occurrence of any of the following circumstances:

1.	The Company and Baotou Aluminum agreeing in writing to terminate the Merger Agreement prior to the completion of the Merger Proposal;

2.

Any material breach of the responsibilities, undertakings or representations in the Merger Agreement by a party to the Merger Agreement and such breach makes the performance or fulfilment of the Merger Agreement impossible; and

3.	Failure to fulfill the conditions precedent to the Merger Agreement as stated above.

EFFECTS OF THE MERGER PROPOSAL

The Merger Proposal, if fully implemented, will involve the issue of the new Chalco A Shares at the Exchange Ratio by the Company to the Baotou Shareholders in exchange for the Baotou Shares held by them. Upon completion of the Merger Proposal, the assets of Baotou Aluminum will be absorbed into and the liabilities of Baotou Aluminum will be assumed by the Company. Baotou Aluminum will then cease to exist. Subject to the approval of the CSRC and the Shanghai Stock Exchange, the new Chalco A Shares to be issued for the purpose of the Merger Proposal will be listed on the Shanghai Stock Exchange. The H Shares will continue to be listed on the Hong Kong Stock Exchange.

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LETTER FROM THE BOARD

In the event that the Merger Proposal is implemented, a total of 637,880,000 new Chalco A Shares will be issued under the Merger Proposal to exchange for all Baotou Shares in issue and no proceeds will be raised by such issue.

Upon completion of the Merger Proposal, the total issued share capital of the Company will be 13,524,487,892 Shares, comprising 3,943,985,968 H Shares and 9,580,521,924 A Shares, representing approximately 29.16% and 70.84%, respectively, of the total issued share capital of the Company as enlarged by the issue of new Chalco A Shares pursuant to the Merger Proposal. The Chalco A Shares issued pursuant to the Merger Proposal will represent approximately 4.95% of the existing issued share capital of the Company before implementation of the Merger Proposal or 4.72% of the total issued share capital of the Company as enlarged by the Merger Proposal. The Chalco A Shares to be issued to the Baotou Shareholders (other than those issued to Baotou Group and Guiyang Aluminum) pursuant to the Merger Proposal will be freely tradable and not subject to any lock-ups. Upon implementation of the Merger Proposal, a total of approximately 5,649,217,014 A Shares (inclusive of the A Shares indirectly held by Chinalco through Lanzhou Aluminum Factory, Baotou Group and Guiyang Aluminum in the Company) will be held directly and indirectly by Chinalco, representing approximately 41.77% of the total issued share capital of the Company. Lanzhou Aluminum Factory is wholly-owned by Chinalco. Chinalco also holds an indirect 95% interest in Guiyang Aluminum. Baotou Group is owned as to 80% by Chinalco and the remaining 20% by Baotou City People's Government.

Changes in the shareholding structure of the Company before and after the implementation of the Merger Proposal:

Before implementation of the Merger Proposal

		Percentage
		to issued
Holders of A Shares and H Shares	No. of Shares	share capital
	(in millions)

Holders of Chalco A Shares

Chinalco	5,214.4	40.46%
Lanzhou Aluminum Factory	79.5	0.62%
Other holders of A Shares
(including A Shares public shareholders)	3,648.8	28.31%

Holders of H Shares	3,944.0	30.61%

Total	12,886.7	100%

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LETTER FROM THE BOARD

After implementation of the Merger Proposal (assuming that the Whitewash Waiver is granted and no further Shares are issued between the Latest Practicable Date and implementation of the Merger Proposal):

		Percentage
		to issued
Holders of Chalco A Shares or H Shares	No. of Shares	share capital
	(in millions)

Holders of Chalco A Shares

Chinalco	5,214.4	38.56%
Lanzhou Aluminum Factory	79.5	0.59%
Baotou Group	351.2	2.60%
Guiyang Aluminum	4.1	0.03%
Other holders of Chalco A Shares
(including A Shares public shareholders)	3,931.3	29.07%

Holders of H Shares	3,944.0	29.16%

Total	13,524.5	100%

The Merger Proposal may or may not be proceeded with or become unconditional or effective. There is no assurance that all the conditions precedent contained in the Merger Agreement can be satisfied. Investors and potential investors in the Shares of the Company should exercise care, and they should only rely on information published by the Company, when they deal, or contemplate dealing, in the H Shares or other securities of the Company.

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LETTER FROM THE BOARD

FINANCIAL EFFECTS OF THE MERGER PROPOSAL

(i)	Earnings

According to the 2006 annual report of the Company, the audited consolidated profit attributable to the Shareholders for the year ended 31 December 2006 prepared under the HKFRS was approximately RMB11,744.7 million. According to the 2006 annual report of Baotou Aluminum prepared under the PRC GAAP, the audited consolidated profit attributable to equity holders of the Baotou Aluminum for the year ended 31 December 2006 was approximately RMB403.1 million. In addition, given that both of the Group and Baotou Aluminum are under the common control of Chinalco before and after the implementation of the Merger Proposal, merger accounting will be adopted for the Merger Proposal under the HKFRS, pursuant to which (i) the assets and liabilities of the Group and Baotou Aluminum will be combined using their carrying values and the results of Group and Baotou Aluminum will be combined as if the combination of the Group and the Baotou Aluminum had occurred from the date when they first came under the control of Chinalco; (ii) no goodwill will be recognised for the Merger Proposal; (iii) any difference between the aggregate par value of the Chalco A Shares issued for the Merger Proposal and the net assets value of Baotou Aluminum will be recorded in a reserve account of the Group; and (iv) all expenditure incurred for the Merger Proposal will be recognised as expense. Save as aforesaid, there will not be any immediate material effects on earnings of the Group as a result of the completion of the Merger Proposal.

(ii)	Net assets value

According to the 2006 annual report of the Company, the audited consolidated net assets value of the Group as at 31 December 2006 prepared under the HKFRS was approximately RMB44,224.7 million. According to the 2006 annual report of Baotou Aluminum prepared under the PRC GAAP, the audited consolidated net assets value of Baotou Aluminum as at 31 December 2006 was approximately RMB1,687.4 million. Upon completion of the acquisition of Baotou Aluminum by the Company, the assets and liabilities of the Baotou Aluminum will be combined into the consolidated accounts of the Group using merger accounting as mentioned above. As a result, the net assets value of the Group is expected to be increased.

(iii)	Working capital

Given that the Cash Alternative will be made available by an independent third party and the consideration for the Baotou Shares acquired by the Company will be satisfied by the issue of new Chalco A Shares, there will be no cash outflow from the Group to satisfy the consideration for the Baotou Shares.

INFORMATION OF THE GROUP

The Group is engaged principally in alumina refining and primary aluminum smelting operations. It organises and manages its operations according to the alumina segment, primary aluminum segment and corporate and other services segment. The scope of business of the Group includes bauxite mining, alumina refining and primary aluminum smelting. The principal products include alumina and primary aluminum.

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LETTER FROM THE BOARD

INFORMATION OF BAOTOU GROUP

Baotou Group is a state-owned enterprise established in the PRC, with a registered capital of RMB 416.7 million, and is the controlling shareholder of Baotou Aluminum. As at the Latest Practicable Date, Baotou Group held 237,309,321 Baotou Shares, representing approximately 55.06% of the total issued share capital of Baotou Aluminum. Baotou Group is owned as to 80% by Chinalco and 20% by Baotou City People's Government. Based on the audited financial information of Baotou Group prepared in accordance with PRC GAAP, the total asset value and the net profit (before and after tax) of the Baotou Group for the two financial years ended 31 December 2006 are as follows:

	As at	As at
	31 December 2006	31 December 2005
	(RMB in millions)	(RMB in millions)

Total net asset value	1,183.19	1,022.22
Net profit before tax	374.84	40.06
Net profit after tax	146.65	-14.97

INFORMATION OF BAOTOU ALUMINUM

Baotou Aluminum is a joint stock limited company established in the PRC and the Baotou Shares are listed on the Shanghai Stock Exchange. Baotou Aluminum is engaged principally in the production of aluminum and aluminum alloys and the production and sales of carbon. Based on the audited financial information of Baotou Group prepared in accordance with PRC GAAP, the total asset value and the net profit (before and after tax) of Baotou Aluminum for the two financial years ended 31 December 2006 are as follows:

	As at	As at
	31 December 2006	31 December 2005
	(RMB in millions)	(RMB in millions)

Total net asset value	1,687.36	1,343.05
Net profit before tax	454.46	150.72
Net profit after tax	403.07	132.14

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LETTER FROM THE BOARD

REASONS FOR AND BENEFITS OF THE MERGER PROPOSAL The reasons for and benefits of the Merger Proposal are:

1.

The Merger Proposal enables the Company to restructure Baotou Aluminum and through the Merger Proposal, the Company will achieve a more balanced chain of production and will enable the Company to integrate Baotou Aluminum into the management and operations of the Company.

2.

The Merger Proposal implements the undertaking to inject quality aluminum assets into the Company, which undertaking was given by Chinalco at the Shandong and Lanzhou Aluminum Share Reforms in December 2006.

3.	The acquisition of Baotou Aluminum by the Company through the Merger Proposal will eliminate the competition posed by Baotou Aluminum to the Company.

The Board believes that the terms of the Merger Proposal are fair and reasonable and are in the interests of the Shareholders as a whole.

HONG KONG LISTING RULES AND TAKEOVERS CODE IMPLICATIONS

Hong Kong Listing Rules Implications

The percentage ratios applicable to the transaction under the Merger Proposal are more than 5% but less than 25%. As a result, the Merger Proposal will constitute a discloseable transaction of the Company under Rule 14.06(2) of the Hong Kong Listing Rules. As at the Latest Practicable Date, Baotou Group was held as to 80% by Chinalco. Under the Hong Kong Listing Rules, Baotou Group is an associate of Chinalco and a connected person of the Company. Chinalco has an indirect 95% interest in Guiyang Aluminum, which is also a connected person of the Company. The Share Exchange relating to the issue of new Chalco A Shares to Baotou Group and Guiyang Aluminum to exchange for the Baotou Shares held by them upon implementation of the Merger Proposal will constitute non-exempt connected transactions which are required to be approved by the Independent Shareholders.

As the Merger Proposal involves the issue of 637,880,000 new Chalco A Shares, and in accordance with Rule 19A.38 of the Hong Kong Listing Rules and the articles of association of the Company, the resolution relating to the Merger Proposal has to be approved by a special resolution of the Shareholders in a special general meeting and the approvals by special resolutions of the holders of H Shares and holders of A Shares at separate class meetings.

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LETTER FROM THE BOARD

As the Share Exchange with Baotou Group and Guiyang Aluminum forms part of the Merger Proposal, the Independent Shareholders will be asked to consider and approve the resolution relating to the Merger Proposal to approve the connected transactions to be constituted by the Share Exchange. Chinalco and its associates will abstain from voting on such resolution. In accordance with the requirements of the Hong Kong Listing Rules, an independent board committee has been formed to consider and an independent financial adviser, has to be appointed to advise the independent board committee and the independent shareholders on the fairness and reasonableness of the connected transactions. As the Share Exchange forms part of the Merger Proposal, the independent financial adviser will advise on the Merger Proposal and the Independent Board Committee will provide its recommendations to the Independent Shareholders on the Merger Proposal for the purpose of advising the Independent Shareholders on the connected transactions to be constituted by the Share Exchange;

The Company will convene the SGM to consider the Merger Proposal and the Merger Agreement as well as the proposed issue of new Chalco A Shares under the Merger Proposal and the connected transactions to be constituted by the Share Exchange. As the Share Exchange forms part of the Merger Proposal, the Independent Shareholders will be asked to consider and approve, if thought fit, the Share Exchange by approving the resolution relating to Merger Proposal.

Takeovers Code Implications

The implementation of the Merger Proposal will result in the change in the percentage shareholding of Chinalco and the parties acting in concert with it in the Company. Assuming that the Merger Proposal is implemented and completed before the end of December 2007, the lowest percentage shareholding of Chinalco and parties acting in concert with it in the Company was 39.59%, which was the percentage shareholding of Chinalco immediately prior to the implementation of the Shandong and Lanzhou Aluminum Share Reforms on 24 April 2007. Upon implementation of the Merger Proposal and the Share Exchange with Baotou Group and Guiyang Aluminum (assuming the Whitewash Waiver is obtained and no further Shares are issued between the Latest Practicable Date and completion of the Share Exchange), the percentage shareholding of Chinalco and parties acting in concert with it in the Company will increase from 39.59% to approximately 41.77%. Accordingly, Chinalco will be obliged to make a mandatory general offer for all the issued Shares not already owned or agreed to be acquired by Chinalco and parties acting in concert with it under Rule 26.1 of the Takeovers Code, unless the Whitewash Waiver is obtained from the SFC.

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LETTER FROM THE BOARD

Chinalco has made an application to the Executive for the Whitewash Waiver. The Executive has indicated that the Whitewash Waiver will be granted subject to, among other things, the approval of the independent holders of H Shares of the Company by way of poll. Chinalco and parties acting in concert with it are required to abstain from voting at the relevant resolution relating to the Whitewash Waiver. Completion of the Merger Proposal is subject to the satisfaction of a number of conditions precedent (including the obtaining of the Whitewash Waiver from the Executive) as detailed above. The condition regarding the obtaining of the Whitewash Waiver will not be waived under the Merger Agreement. The Whitewash Waiver may or may not be granted by the Executive. If the Whitewash Waiver is not granted, the Merger Agreement shall lapse.

As at the Latest Practicable Date, Chinalco together with Lanzhou Aluminum Factory are holding an aggregate of approximately 41.08% of the issued share capital of the Company. Other than the 41.08% interest in the Company, Chinalco and parties acting in concert with it do not hold any other shares, convertible securities, warrants or options of the Company or any outstanding derivative in respective of securities in the Company.

There were the following dealings in the Shares by Chinalco for the 6 months prior to the date of the Merger Agreement and the date of the announcement of the Company on 20 July 2007 relating to the Merger Proposal:

1.

the acquisition of 602,246,135 Shares by Chinalco from China Orient Asset Management Corporation on 24 April 2007, which took place simultaneously with the issue of 1.237 billion Chalco A Shares pursuant to the Shandong and Lanzhou Aluminum Share Reforms; and

2.	the acquisition of 79,472,482 Chalco A Shares by Lanzhou Aluminum Factory, a wholly-owned subsidiary of Chinalco, upon completion of the Shandong and Lanzhou Aluminum Share Reforms on 24 April 2007.

The negotiations for the Merger Proposal and the proposed issue of new Chalco A Shares only started on or about 11 June 2007, which resulted in suspension of trading of both the A Shares and H Shares on 12 June 2007. As the negotiations for the proposed issue of new Chalco A Shares under the Merger Proposal were first made on or about 11 June 2007 which were subsequent to the dealings in the Shares by Chinalco on 24 April 2007, the above transactions are not disqualifying transactions for the purpose of Note 1 of the Notes on Dispensations from Rule 26 and the Whitewash Guidance Note contain in Schedule VI of the Takeovers Code. The SFC has confirmed that such dealings are not disqualifying transactions for the purpose of the Takeovers Code.

Save for the transactions set out above and the proposed Share Exchange, there have been no dealings in the securities of the Company by Chinalco and parties acting in concert with it in the 6 months prior to the date of announcement of the Merger Proposal but subsequent to the commencement negotiations on 11 June 2007 for the proposed issue of Chalco A Shares for the purpose of the Merger Proposal.

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LETTER FROM THE BOARD

PRC Takeovers Implications

Pursuant to the relevant PRC regulations relating to takeovers, Chinalco and parties acting in concert with it will incur an obligation to make a general offer for the Shares by reason of the change in shareholding of Chinalco and parties acting in concert with it as a result of the implementation of the Merger Proposal. Chinalco has applied to the relevant PRC authorities for an exemption of Chinalco from making a general offer in accordance with the relevant PRC regulations relating to takeovers. The exemption will be granted by the relevant PRC authorities subject to approval by the independent Shareholders at the SGM and the undertaking by Chinalco and parties acting in concert with it not to dispose of any of their shareholdings in the Company within 36 months from date of the implementation of the Merger Proposal.

The Merger Proposal may or may not proceed with or become unconditional or effective. There is no assurance that all the conditions precedent contained in the Merger Agreement can be satisfied.

THE SGM

The Company will convene the SGM for the independent Shareholders to consider and, if thought fit, approve, among other things, by way of special resolutions:

(1)

The Merger Proposal and the Merger Agreement as well as the proposed issue of new Chalco A Shares under the Merger Proposal and the connected transaction to be constituted by the Share Exchange, which forms part of the Merger Proposal;

(2)	The consequential amendment to the Articles of Association of the Company upon the implementation of the Merger Proposal;

by way of ordinary resolutions:

(3)	The exemption for Chinalco and the parties acting in concert with it to make a general offer for the Shares pursuant to the relevant laws and regulations of the PRC; and

(4)	The granting of an authorization to an executive committee of the Company to implement the Merger Proposal and the matters contemplated thereunder.

Chinalco and its associates will abstain from voting at such resolutions. In relation to resolution (2) above, the Independent Shareholders will be asked to consider and, if thought fit, approve the proposed amendment to the Articles of Association of the Company to reflect the changes in the total number of issued Shares and the Share capital structure of the Company after the Company's issue of new Chalco A Shares to implement the Merger Proposal.

According to the Articles of Association of the Company, the Merger Proposal, which involves the issue of new Chalco A Shares, has to be approved by separate Class Meeting of the holders of H Shares and Class Meeting of the holders of A Shares. The Classing Meeting of holders of H Shares will also be convened in order to seek approvals from the holders of H Shares in relation to the Merger Proposal and the Merger Agreement. As the Whitewash Waiver is required to be approved by the independent holders of H Shares, the Class Meeting of the holders of H Shares will also consider and approve, if thought fit, the Whitewash Waiver. The Class Meeting of the holders of A Shares will be convened in order to seek their approval of the Merger Proposal and the Merger Agreement.

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LETTER FROM THE BOARD

In accordance with the requirements of the Hong Kong Listing Rules relating to shareholders' approval of connected transaction and the requirements of the Takeovers Code, the Independent Board Committee has been formed to consider the connected transaction which will be constituted by the Share Exchange with Baotou Group and Guiyang Aluminum and the Whitewash Waiver. The Independent Board Committee will comprise the three independent non-executive Directors. Taifook Capital Limited is appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the Merger Proposal for the purpose of advising the Independent Shareholders on the connected transactions to be constituted by the Share Exchange with Baotou Group and Guiyang Aluminum and to advise on the Whitewash Waiver. As the connected transactions which will be constituted by the Share Exchange with Baotou Group and Guiyang Aluminum form part of the Merger Proposal, the Independent Shareholders will be asked to consider and to approve the Share Exchange by approving the resolution relating to the Merger Proposal.

Holders of H Shares whose names appear on the register of members of the Company at the close of business on Tuesday, 11 September 2007 will be entitled to attend the SGM upon completion of the necessary registration procedures. The H Share register of members of the Company will be closed from Wednesday, 12 September 2007 to Thursday, 11 October 2007, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Where applicable, any person who purchased any H Shares and intends to attend the SGM therefore has to lodge the instrument of transfer and the relevant share certificate to the Company's H Share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by no later than 4.00 p.m. on Tuesday, 11 September 2007.

Whether or not you are able to attend the SGM, you are requested to complete the enclosed form of proxy for use at the SGM in accordance with the instructions printed on it and deposit it at the office of the Company's branch registrar in Hong Kong, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event so as to arrive not less than 24 hours before the time for holding the SGM or any adjourned meeting. Completion and return of the form of proxy for use at the SGM will not preclude you from attending and voting in person at the SGM, if you are so desire.

THE CLASS MEETING OF THE HOLDERS OF H SHARES

As stated above, the issue of new Chalco A Shares under the Merger Proposal has to be approved by the separate Class Meeting of the holders of H Shares and the Class Meeting of the holders of A Shares. The Company will convene the Class Meeting of the holders of H Shares to consider and, if thought fit, approve the Merger Proposal and the Merger Agreement as well as the proposed issue of new Chalco A Shares under the Merger Proposal. As the Whitewash Waiver is required to be approved by the independent holders of H Shares, the Class Meeting of the holders of H Shares will also consider and approve, if thought fit, the Whitewash Waiver. Chinalco and its associates will abstain from voting on such resolutions.

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LETTER FROM THE BOARD

Holders of H Shares whose names appear on the register of members of the Company at the close of business on Tuesday, 11 September 2007 will be entitled to attend the Class Meeting of holders of H Shares upon completion of the necessary registration procedures. The H Share register of members of the Company will be closed from Wednesday, 12 September 2007 to Thursday, 11 October 2007, both days inclusive, during which period no transfer of the Company's H Shares will be effected. Where applicable, purchasers of H Shares intending to attend the Class Meeting of holders of H Shares are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's H Share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by no later than 4.00 p.m. on Tuesday, 11 September 2007.

Whether or not you are able to attend the Class Meeting of holders of H Shares, you are requested to complete the enclosed form of proxy for use in the Class Meeting of holders of H Shares in accordance with the instructions printed on it and deposit it at the office of the Company's branch registrar in Hong Kong, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event so as to arrive not less than 24 hours before the time for holding the Class Meeting of holders of H Shares or any adjourned meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the Class Meeting of holders of H Shares, if you are so desire.

THE CLASS MEETING OF THE HOLDERS OF A SHARES

As the Merger Proposal involves the issue of new Chalco A Shares, and in accordance with the requirements of the Hong Kong Listing Rules and articles of association of the Company, the Merger Proposal also has to be approved by the holders of A Shares at a separate class meeting.

The Class Meeting of holders of A Shares will therefore be convened by the Company to seek approval from the holder of A Shares in relation to the Merger Proposal and the Merger Agreement.

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LETTER FROM THE BOARD

PROCEDURES FOR DEMANDING A POLL

According to Article 81 of the Articles of Association of the Company, a resolution put to the vote at a general meeting or a class meeting shall be decided on a show of hands unless voting by way of a poll is required by the Hong Kong Listing Rules or a poll is (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) demanded by:

(i)	the chairman of such meeting; or

(ii)	at least two shareholders (in the case of a general meeting) or at least two holders of H Shares (in the case of a class meeting) present in person or by proxy entitled to vote at such meeting; and

(iii)

any shareholders (in the case of a general meeting) or holders of H Shares (in the case of a class meeting) present in person or by proxy and representing not less than one-tenth of the total voting rights of all Shareholders or the holders of H Shares (as the case may be) having the right to vote at such meeting before or after a vote is carried out by a show of hands.

Unless required by the Hong Kong Listing Rules or a poll is demanded, a declaration by the chairman that a resolution has been passed on a show of hands and the record of such in the minutes of the meeting shall be conclusive evidence of the fact that such resolution has been passed. There is no need to provide evidence on the number of proportion of votes in favour of or against such resolution.

RECOMMENDATIONS

The Merger Proposal and the Share Exchange

The Board believes that the terms and conditions of the Merger Proposal are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Shareholders to vote in favour of, among other resolutions, the following resolutions proposed at the SGM: (1) the Merger Proposal and the Merger Agreement as well as the proposed issue of new Chalco A Shares under the Merger Proposal and the connected transactions to be constituted by the Share Exchange, which forms part of the Merger Proposal; (2) the consequential amendment to the Articles of Association of the Company upon the implementation of the Merger Proposal; (3) the exemption for Chinalco and parties acting in concert with it to make a general offer for the Shares pursuant to the relevant PRC laws and regulations relating to takeovers; and (4) the granting of an authorization to an executive committee of the Company to implement the Merger Proposal and the transactions contemplated thereunder.

As the issue of new Chalco A Shares is required to be approved by the holders of H Shares at the Class Meeting of the holders of H Shares, the Board also recommends the holders of H Shares to vote in favour of the resolution relating to the Merger Proposal at the Class Meeting of the holders of H Shares.

The Board also recommends the holders of A Shares to vote in favour of the resolution relating to the Merger Proposal at the Class Meeting of the holders of A Shares.

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LETTER FROM THE BOARD

In respect of the connected transactions which will be constituted by the Share Exchange with Baotou Group and Guiyang Aluminum, as the terms of the Share Exchange are the same as the exchange of Baotou Shares with other Baotou Shareholders, the Board considers that the terms and conditions of the connected transactions which will be constituted by the Share Exchange with Baotou Group and Guiyang Aluminum as fair and reason and in the interests of the Company and the Shareholders as a whole.

The Whitewash Waiver

On the basis that the grant of the Whitewash Waiver is a condition of the Merger Proposal, the Board also considers that the grant of the Whitewash Waiver is fair and reasonable and in the interests of the Company and the Shareholders as a whole. The Board therefore also recommends the independent holders of H Shares to vote in favour of the resolution relating to the Whitewash Waiver at the Class Meeting of the holders of H Shares.

The Independent Board Committee and the Independent Financial Adviser

Your attention is drawn to the letter from the Independent Board Committee to the independent Shareholders, which is set out on pages 21 to 23 of this circular. The Company has appointed Taifook Capital Limited as the Independent Financial Adviser to advise (1) the Independent Board Committee and the Independent Shareholders in respect of the connected transactions which will be constituted by the Share Exchange; and (2) the Independent Board Committee and the independent holders of H Shares in respect of the Whitewash Waiver. As the Share Exchange forms part of the Merger Proposal, Taifook Capital Limited will advise on the Merger Proposal and the Independent Board Committee will provide its recommendations to the Independent Shareholders on the Merger Proposal for the purpose of advising the Independent Shareholders on the connected transactions to be constituted by the Share Exchange. The letter of advice of Taifook Capital Limited to (1) the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the connected transactions which will be constituted by the Share Exchange; and (2) the Independent Board Committee and the independent holders of H Shares in respect of the Whitewash Waiver is set out on pages 23 and 38 of this circular. The Independent Board Committee, having taken into account the advice of Taifook Capital Limited, considers that the terms of the connected transactions which will be constituted by the Share Exchange are fair and reasonable in so far as the Independent Shareholders are concerned. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolution relating to the Merger Proposal to approve the connected transactions which will be constituted by the Share Exchange. In addition, the Independent Board Committee, having taken into account the advice of Taifook Capital Limited, considers that the grant of Whitewash Waiver is fair and reasonable in so far as the interests of the independent holders of H Shares are concerned. The Independent Board Committee therefore recommends the independent holders of H Shares to vote in favour of the resolution to approve the Whitewash Waiver at the Class Meeting of the holders of H Shares.

Your attention is drawn to the further information set out in the appendices to this circular. Your attention is also drawn to "General Information - 11. Right of Shareholders who dissent the Merger Proposal" in Appendix II to this circular.

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LETTER FROM THE BOARD

OTHER MATTERS TO BE APPROVED AT THE SGM

At the SGM, the Shareholders will be asked to consider and if thought fit to approve, in addition to the above resolutions relating to the Merger Proposal and other matters incidental to the implementation of the Merger Proposal, resolutions relating to the revision of the annual limits of the transactions under the Mutual Supply Agreement (as referred to in the separate circular to Shareholders), declaration of interim dividend of the Company for the financial year ending 31 December 2007, declaration of a special dividend and the proposed amendment to article 99 of the Articles of Association of the Company. Information relating to the above is contained a separate circular to be despatched to the Shareholders.

By order of the Board of Directors of Aluminum Corporation of China Limited Xiao Yaqing Chairman

- 20 -

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)
27 August 2007 To the Independent Shareholders and the independent holders of H Shares Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS AND APPLICATION FOR WHITEWASH WAIVER THE PROPOSED MERGER OF BAOTOU ALUMINUM AND SHARE EXCHANGE WITH BAOTOU GROUP AND GUIYANG ALUMINUM

We refer to the circular of the Company dated 27 August 2007 to the Shareholders (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter, unless the context requires otherwise.

We have been appointed by the Board as the Independent Board Committee to advise you as to the fairness and reasonableness of the terms of (1) the connected transactions which will be constituted by the Share Exchange with Baotou Group and Guiyang Aluminum, non-wholly owned subsidiaries of Chinalco, upon implementation of the Merger Proposal; and (2) the Whitewash Waiver, details of which are set out in the "Letter from the Board" in the Circular.

We wish to draw your attention to the "Letter from Taifook Capital Limited" containing its advice to us in respect of the connected transactions to be constituted by the Share Exchange and the Whitewash Waiver as set out on pages 23 to 38 of the Circular. As the Share Exchange forms part of the Merger Proposal, Taifook Capital Limited has provided its advice on the Merger Proposal for the purpose of advising the Independent Shareholders and us on the connected transactions to be constituted by the Share Exchange. Having considered the advice given by Taifook Capital Limited and the principal factors and reasons taken into consideration by them in arriving at their advice, we are of the opinion that the terms of the connected transactions which will be constituted by the Share Exchange are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and its Independent Shareholders as a whole. As the connected transactions to be constituted by the Share Exchange form part of the Merger Proposal and as the terms of the Share Exchange are the same as the terms of the Merger Proposal, we therefore recommend the Independent Shareholders to vote in favour of the resolution relating to the Merger Proposal to approve the Share Exchange.

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LETTER FROM THE INDEPENDENT BOARD COMMITTEE

In addition, we wish to draw your attention to the advice to us contained in the "Letter from Taifook Capital Limited" regarding the Whitewash Waiver. Having considered the advice given by Taifook Capital Limited and the reasons taken into consideration by them in arriving at their advice, we are of the opinion that the grant of the Whitewash Waiver is fair and reasonable so far as the independent holders of H Shares are concerned and are in the interests of the Company and its independent holders of H Shares. We therefore recommend the independent holders of H Shares to vote in favour of the ordinary resolution to approve the Whitewash Waiver at the Class Meeting of the holders of H Shares contained in the Notice of Class Meeting of the holders of H Shares to be despatched to the holders of H Shares.

Yours faithfully,
For and on behalf of
Aluminum Corporation of China Limited
The Independent Board Committee
Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan
Independent non-executive Directors

- 22 -

LETTER FROM TAIFOOK CAPITAL LIMITED

The following is the text of the letter of advice to the Independent Board Committee, the Independent Shareholders and the independent holders of H Shares from Taifook Capital Limited for the purpose of incorporation in this circular.

25th Floor
New World Tower
16-18 Queen's Road Central
Hong Kong

27 August 2007

To the Independent Board Committee, the Independent Shareholders and the independent holders of H Shares Dear Sirs,

CONNECTED TRANSACTIONS AND APPLICATION FOR THE WHITEWASH WAIVER

INTRODUCTION

We refer to our appointment as the independent financial adviser to the Independent Board Committee, the Independent Shareholders and the independent holders of H Shares in relation to the terms of the exchange of the Baotou Shares held by Baotou Group and Guiyang Aluminum for Chalco A Shares under the Merger Proposal (the "Transaction") and the Whitewash Waiver, details of which are set out in the "Letter from the Board" ("Letter from the Board") of the circular of the Company dated 27 August 2007 (the "Circular"), of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context requires otherwise.

As referred to in the Letter from the Board, Baotou Group and Guiyang Aluminum, being non-wholly owned subsidiaries of Chinalco, were interested in approximately 55.06% and 0.65% equity interests in Baotou Aluminum respectively as at the Latest Practicable Date. As Chinalco is the controlling shareholder of the Company, each of Baotou Group and Guiyang Aluminum is a connected person of the Company under the Hong Kong Listing Rules. Accordingly, the Transaction will constitute non-exempt connected transactions for the Company under the Hong Kong Listing Rules. The Merger Proposal, of which the Transaction forms part, is therefore subject to the approval by the Independent Shareholders by poll and Chinalco and its associates will abstain from voting at the relevant resolution.

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LETTER FROM TAIFOOK CAPITAL LIMITED

In the event that the Baotou Group and Guiyang Aluminum elect to exchange in whole the Baotou Shares held by them for the Chalco A Shares, the aggregate voting rights of Chinalco and parties acting in concert with it in the Company will increase to approximately 41.77% after implementation of the Merger Proposal. As the lowest aggregate percentage holding of the voting rights of Chinalco and parties acting in concert with it in the Company in the past 12 months was approximately 39.59%, the increase of the aggregate voting rights of Chinalco and parties acting in concert with it in the Company to approximately 41.77% after implementation of the Merger Proposal may trigger a mandatory general offer obligation under Rule 26 of the Takeovers Code for all the securities of the Company not already owned or agreed to be purchased by Chinalco and parties acting in concert with it.

A formal application has been made by Chinalco to the Executive for the Whitewash Waiver pursuant to Note 1 of the Notes on dispensations from Rule 26 of the Takeovers Code. The Whitewash Waiver, if granted by the Executive, would be subject to, among other things, the approval of the independent holders of H Shares at the Class Meeting of holders of H Shares by way of poll. The Executive has indicated that the Whitewash Waiver will be granted, subject to, among other things, the approval of the independent holders of H Shares by poll at the Class Meeting of holders of H Shares pursuant to the requirements of the Takeovers Code.

It is a condition precedent to the Merger Proposal that the Whitewash Waiver is granted by the Executive. If the Whitewash Waiver is not approved by the independent holders of H Shares, the Merger Proposal will not proceed to completion. In any event, Chinalco will not make a mandatory general offer under Rule 26 of the Takeovers Code as a result of the Merger Proposal.

The Independent Board Committee, comprising three independent non-executive Directors, namely Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan, has been established to advise the Independent Shareholders and the independent holders of H Shares on the terms of the Transaction and the Whitewash Waiver. In our capacity as the independent financial adviser to the Independent Board Committee, the Independent Shareholders and the independent holders of H Shares, our role is to provide you with an independent opinion and recommendation as to whether the terms of the Transaction are fair and reasonable so far as the interests of the Company and the Independent Shareholders are concerned, and whether the terms of the Whitewash Waiver are fair and reasonable so far as the interests of the Company and the independent holders of H Shares are concerned.

BASES AND ASSUMPTIONS

In formulating our recommendation, we have relied on the financial and other information and facts supplied to us and representations expressed by the Directors and/or management of the Group and have assumed that all such financial and other information and facts provided and any representations made to us or contained in the Circular were true, accurate and complete at the time they were made and continue to be so at the date of despatch of the Circular and during the period up to the date of the SGM and the Class Meeting of holders of H Shares, and have been properly extracted from the relevant underlying accounting records (in the case of financial information) and made after due and careful enquiry by the Directors and the management of the Group. We have been advised by the Directors and/or the management of the Group that all relevant information has been supplied to us and that no material facts have been omitted from the information supplied and representations expressed to us and we are not aware of any facts or circumstances which would render such information provided and representations made to us untrue, inaccurate or misleading.

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LETTER FROM TAIFOOK CAPITAL LIMITED

Our review and analyses were based upon, among others, the information provided by the Company as set out below:

(i)	the Merger Agreement;

(ii)

the annual report of the Company for the year ended 31 December 2006 and the announcement of the Company dated 20 August 2007 in relation to the interim results of the Group for the six months ended 30 June 2007;

(iii)

the annual report of Baotou Aluminum for the year ended 31 December 2006 ("Annual Report") and the quarterly report of Baotou Aluminum for the three months ended 31 March 2007 ("Quarterly Report"); and

(iv)	the Circular.

We have discussed with the Directors and/or the management of the Group with respect to the terms of and reasons for the Merger Proposal, of which the Transaction forms part, and the Whitewash Waiver, and consider that we have reviewed sufficient information to reach an informed view and have no reason to doubt the completeness, truth or accuracy of the information and facts provided and representations made to us. We have not, however, conducted an independent verification of the information nor have we conducted any form of investigation into the businesses, affairs, financial positions or prospects of the Group or Baotou Aluminum and its subsidiaries ("Baotou Aluminum Group").

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our opinion in respect of the terms of the Transaction and the Whitewash Waiver, we have considered the following principal factors:

A.	THE MERGER PROPOSAL

I.	Background and reasons for the Merger Proposal

(i)	The Merger Proposal

On 20 July 2007, the Company entered into the Merger Agreement with Baotou Aluminum in relation to the Merger Proposal, of which the Transaction forms part. Pursuant to the Merger Proposal, the Company will issue 637,880,000 Chalco A Shares to the Baotou Shareholders in exchange for all the existing issued 431,000,000 Baotou Shares. The Chalco A Shares issued pursuant to the Merger Proposal will represent approximately 4.95% of the existing issued share capital of the Company before implementation of the Merger Proposal or approximately 4.72% of the total issued share capital of the Company as enlarged by the Merger Proposal. In addition, pursuant to the Merger Agreement, the holders of Baotou Shares are entitled to exercise the Cash Alternative to elect to receive in whole or in part cash for their Baotou Shares. Upon completion of the Merger Proposal, the assets of Baotou Aluminum will be absorbed into and the liabilities of Baotou Aluminum will be assumed by the Company. Baotou Aluminum will then cease to exist.

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LETTER FROM TAIFOOK CAPITAL LIMITED

In other words, the Company will acquire the entire businesses, assets and liabilities of Baotou Aluminum by way of issue of 637,880,000 Chalco A Shares to the existing shareholders of Baotou Aluminum through the Merger Proposal.

As at the Latest Practicable Date, Baotou Group and Guiyang Aluminum held approximately 237.3 million and 2.8 million Baotou Shares respectively, representing approximately 55.06% and 0.65% of the issued share capital of Baotou Aluminum respectively. Under the Merger Proposal, Baotou Group and Guiyang Aluminum are entitled to exchange the Baotou Shares held by them for approximately 351.2 million and 4.1 million new Chalco A Shares respectively.

(ii)	The Group's principal business activities

The Group is principally engaged in alumina refining and primary aluminum smelting operations and its principal products include alumina and primary aluminum. Based on the audited consolidated financial statements of the Group for the year ended 31 December 2006 prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"), (i) the audited consolidated turnover of the Group was approximately RMB61,896.3 million, of which approximately 43.6% and 53.7% were attributable to the alumina and primary aluminum segments respectively; and (ii) the audited consolidated profit attributable to the Shareholders was approximately RMB11,744.7 million. Based on the unaudited condensed interim consolidated financial statements of the Group for the six months ended 30 June 2007 prepared in accordance with HKFRS, the unaudited consolidated turnover of the Group was approximately RMB36,527.9 million and the unaudited consolidated profit attributable to the Shareholders was approximately RMB6,396.6 million.

(iii)	Information on the Baotou Aluminum Group

Baotou Aluminum is a joint stock limited company established in the PRC, the issued shares of which are listed on the Shanghai Stock Exchange. As advised by the Directors, the Baotou Aluminum Group is principally engaged in the production and sale of primary aluminum, aluminum alloys and carbon products.

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LETTER FROM TAIFOOK CAPITAL LIMITED

The following sets out a summary of the consolidated turnover and consolidated profit attributable to equity holders of Baotou Aluminum for the year ended 31 December 2005 and 2006, and the three months ended 31 March 2006 and 2007 based on the Annual Report and the Quarterly Report prepared in accordance with the generally accepted accounting principles in the PRC ("PRC GAAP"):

Three months ended
Year ended 31 December	31 March
	2005	2006	2006	2007
	(Audited)	(Audited)	(Unaudited)	(Unaudited)
	RMB'million	RMB'million	RMB'million	RMB'million

Turnover	3,696.6	4,821.8	1,068.4	1,420.9
Profit attributable to equity holders	132.1	403.1	88.4	134.9

Based on the Quarterly Report prepared in accordance with PRC GAAP, the unaudited consolidated net assets value of the Baotou Aluminum Group as at 31 March 2007 was approximately RMB1,833.7 million and the corresponding unaudited consolidated net assets value per Baotou Share was approximately RMB4.3.

The audited consolidated turnover of the Baotou Aluminum Group for the year ended 31 December 2006 was approximately RMB4,821.8 million, representing an increase of approximately 30.4% as compared with that in the previous year.

The audited consolidated profit attributable to equity holders of Baotou Aluminum for the year ended 31 December 2006 was approximately RMB403.1 million, representing an increase of approximately 205.0% as compared with that in the previous year. As advised by the Directors, the substantial increase in profit was mainly attributable to increase in turnover due to higher demand for aluminum products, rise of the price of aluminum products and increase in the proportion of high value-added products. As mentioned in the Annual Report, the Baotou Aluminum Group has achieved growth in its output, with the production volume of aluminum products for the year ended 31 December 2006 reaching approximately 262,800 tonnes, representing an increase of approximately 8.5% over the previous year.

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LETTER FROM TAIFOOK CAPITAL LIMITED

The Baotou Aluminum Group's business continued to maintain growth for the three months ended 31 March 2007 which, as advised by the Directors, was also mainly due to the reasons as mentioned above. The unaudited consolidated turnover and profit attributable to equity holders of Baotou Aluminum for the three months ended 31 March 2007 were approximately RMB1,420.9 million and RMB134.9 million respectively, representing increases of approximately 33.0% and 52.7% over the corresponding period in 2006 respectively.

(iv)	Reasons for and benefits of the Merger Proposal

As stated in the Letter from the Board, the reasons for and benefits of the Merger Proposal, of which the Transaction forms part, are:

1.

the Merger Proposal enables the Company to restructure Baotou Aluminum and through the Merger Proposal, the Group will achieve a more balanced chain of production, and the Merger Proposal will enable the Group to integrate the Baotou Aluminum Group into the management and operations of the Group;

2.

the Merger Proposal implements the undertaking given by Chinalco on 18 December 2006 to inject quality aluminum assets into the Company as disclosed in the A Share prospectus of the Company dated 19 April 2007; and

3.

the acquisition of Baotou Aluminum by the Company through the Merger Proposal will eliminate the competition posed by the Baotou Aluminum Group to the Group as disclosed in the A Share prospectus of the Company dated 19 April 2007.

The Directors consider that the Merger Proposal will enable the Group to integrate the aluminum business of the Baotou Aluminum Group into the Group, thereby reducing competition and enhancing the production capacity and market share of aluminum of the Group, which in turn is beneficial to the Group's development in the long run.

Based on the above, in particular, the historical financial performance of the Baotou Aluminum Group and the benefits of the Merger Proposal on the Group's business development as mentioned above, we concur with the view of the Directors that the Merger Proposal is in the interests of the Company and the Independent Shareholders as a whole.

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LETTER FROM TAIFOOK CAPITAL LIMITED

II.	Major terms and conditions of the Merger Proposal

As stated in the Letter from the Board, the Merger Proposal will involve the issue of Chalco A Shares by the Company at the Exchange Ratio to the Baotou Shareholders. In addition, the Baotou Shareholders are entitled to elect to exchange their Baotou Shares for cash pursuant to the Cash Alternative which will be provided by the Cash Alternative Provider.

(i)	The Exchange Ratio

The Exchange Ratio is the ratio at which 1.48 Chalco A Shares will be issued in exchange for one (1) Baotou Share, which was determined based on the following:

1.

the price per Baotou Share was determined at RMB21.67 based on the average closing price of Baotou Shares for a period of 20 trading days up to and including 11 June 2007, being the last trading day immediately prior to the suspension of trading in the Baotou Shares on the Shanghai Stock Exchange pending the release of the announcement of Baotou Aluminum dated 2 July 2007 in relation to the board meeting of Baotou Aluminum held on 29 June 2007 for the approval of the Merger Proposal;

2.

the issue price per Chalco A Share is determined at RMB20.49, which was determined based on the average closing price of A Shares for a period of 20 trading days up to and including 11 June 2007 (the "Last Trading Date"), being the last trading day immediately prior to the suspension of trading in the A Shares on the Shanghai Stock Exchange pending the release of the announcement of the Company dated 2 July 2007 in relation to the board meeting of the Company held on 29 June 2007 for the approval of the Merger Proposal; and

3.	based on a premium of 40%, each Baotou Share would be worth RMB30.34, representing an exchange ratio of 1 to 1.48 as stated above.

As stated in the Letter from the Board, the Exchange Ratio was determined based on arm's length negotiations and the premium was determined based on the considerations that the Exchange Ratio shall be sufficiently attractive to the holders of Baotou Shares, after taking into account, among others, the increase in the share price of the Baotou Shares since the suspension of trading in the Baotou Shares on 12 June 2007 and the price earning ratios of similar A share listed companies whose principal businesses are similar to Baotou Aluminum.

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LETTER FROM TAIFOOK CAPITAL LIMITED

(ii)	The Cash Alternative

Subject to the Merger Proposal becoming unconditional, if the Baotou Shareholders elect not to receive in whole or in part the Chalco A Shares, they may elect to exercise the Cash Alternative to receive in whole or in part cash at the rate of RMB21.67 per Baotou Share. The Cash Alternative will be provided by the Cash Alternative Provider who is a third party independent of the Company and is not a connected person of the Company or any of its associates. The Cash Alternative Provider will pay the cash to the Baotou Shareholders if they exercise the Cash Alternative and will then exchange the Baotou Shares so received for the Chalco A Shares at the Exchange Ratio. Under such arrangement, the number of Chalco A Shares to be issued by the Company pursuant to the Merger Proposal will be the same regardless whether the Cash Alternative is exercised or not by the Baotou Shareholders and no cash has to be paid by the Company to satisfy the consideration for the Baotou Shares.

Further details of the terms of the Merger Proposal, including the conditions precedent and termination of the Merger Agreement, are set out in the Letter from the Board.

III.	Analysis of the terms of the Merger Proposal

(i)	The issue price of Chalco A Shares for the purpose of determining the Exchange Ratio

As mentioned above, the issue price of Chalco A Shares at RMB20.49 per share was determined based on the average closing price of A Shares as quoted on the Shanghai Stock Exchange for the 20 trading days up to and including the Last Trading Date, which is the last trading day before the publishing date of the board meeting announcement of the Company in relation to the approval of the Merger Proposal.

Based on the information available on the website of the Shanghai Stock Exchange, we have identified a total of six issues of new shares as considerations for acquisitions by listed companies, which were completed during the period from 1 January 2007 to 29 June 2007, being the date of the board meeting of the Company held for the approval of the Merger Proposal (the "New Issues"). Based on the announcements of the New Issues, we noted that the proposals for the issues were first approved by the respective boards of the listed companies before obtaining approvals of shareholders and CSRC. Owing to the time required to obtain approvals from shareholders and CSRC, the issue prices of the new issues were also approved by the respective boards of the listed companies in advance. We also noted that all of the issue prices of the new issues approved at the board meetings were set at a price either (i) equal to the average trading price (the "Average Trading Price") of the related shares for the 20 trading days immediately before the respective publishing dates (the "Base Date") of the board meetings announcements in relation to the new issues; or (ii) not less than the Average Trading Price, save for one share issue in which the issue price as approved at the board meeting was set at a premium of 10% over the Average Trading Price. Based on the above, we are of the view that the basis of setting the issue price of the Chalco A Shares using the Average Trading Price is in line with the bases adopted by the New Issues.

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LETTER FROM TAIFOOK CAPITAL LIMITED

To further assess whether the issue price of the Chalco A Shares is fair and reasonable, we set out below the details of the New Issues:

					Percentages
					of the final
		Issue price	Date of	Final	issue price to
		approved	issue of	issue price	the Average
Company	Stock code	by the board	new shares	per share	Closing Price
		(Note 1)

Zhuzhou Smelter	600961	Not less than the Average	2 April 2007	RMB8.1	Approximately
Group Co., Ltd.		Closing Price, which			101.9%
		was RMB7.95

Shandong Nanshan	600219	Not less than the Average	30 April 2007	RMB5.16	100%
Aluminium Co., Ltd.		Closing Price, which
		was RMB5.16

Citychamp Dartong	600067	Equal to the Average	22 May 2007	RMB5.71	100%
Co., Ltd. ("Citychamp")		Closing Price,		(Note 2)
		which was RMB5.71

Qingdao Haier Co. Ltd.	600690	A premium of 10% over	22 May 2007	RMB4.97	110%
		the Average Closing Price
		of RMB4.52, that was,
		RMB4.97

Anhui Conch Cement	600585	Equal to the Average	25 May 2007	RMB13.3	100%
Company Limited		Closing Price, which
		was RMB13.3

Shandong Huatai	600308	Not less than the Average	29 June 2007	RMB9.15	100%
Paper Co. Ltd		Closing Price, which
		was RMB9.15

The Company	601600	Equal to the Average	N/A	RMB20.49	100%
	(A Shares)	Closing Price, which
		was RMB20.49

Source: Website of the Shanghai Stock Exchange

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LETTER FROM TAIFOOK CAPITAL LIMITED

Notes:

1.	The Average Closing Prices shown above are based on the Average Closing Prices as disclosed in the board meetings announcements in relation to the relevant new issues.

2.

Subsequent to the board meeting announcement of Citychamp in relation to the new issue of shares, Citychamp made a bonus issue and paid cash dividend to its shareholders. The issue of new shares was completed after the aforesaid bonus issue and payment of cash dividend and the final issue price was determined at RMB4.95 per share, being the Average Closing Price after adjusting for the bonus issue and cash dividend. The final issue price shown above is the issue price without taking into account the bonus issue and cash dividend.

As shown above, among the six New Issues, the final issue prices of four New Issues were equal to their respective Average Closing Prices, whereas the final issue prices of two New Issues represented approximately 101.9% and 110% of their respective Average Closing Prices. Based on the aforesaid result, we noted that the setting of the issue price of the Chalco A Shares to be equal to their Average Closing Price was generally in line with the majority of the New Issues. For the two New Issues which set their respective issue prices at premium to their respective Average Closing Prices, we noted that their share prices had increased by approximately 96.8% and 206.8% respectively from their respective Base Dates to their respective issue dates of their new shares. As such, we consider it is reasonable for these two New Issues to set their respective final issue prices at premium over their respective Average Closing Prices. In addition, we shall further explain in the section headed "(ii) Exchange price of the Baotou Shares" below that even if the issue price of Chalco A Shares was set at a premium of 10% over the Average Closing Price, the results of our analysis in that section would not be affected, notwithstanding that the value of the entire issued share capital of Baotou Aluminum as implied by the consideration payable by the Company under the Merger Proposal would be higher.

Based on the audited consolidated net assets value per Share as at 31 December 2006 under the HKFRS of approximately RMB3.8, the issue price per Chalco A Share of RMB20.49 represents a substantial premium of approximately 439.2%. Based on the unaudited consolidated net assets value per Share as at 30 June 2007 under the HKFRS of approximately RMB4.3, the issue price per Chalco A Share of RMB20.49 represents a substantial premium of approximately 376.5%.

Having considered that (i) the basis of setting the issue price of the Chalco A Shares is in line with the bases adopted by the New Issues; (ii) the issue price of the Chalco A Shares being set equal to their Average Closing Price was in line with the majority of the New Issues; and (iii) the issue price per Chalco A Share has a substantial premium over the consolidated net assets value per Share as at 31 December 2006 and 30 June 2007, we concur with the view of the Directors that the issue price of the Chalco A Shares for the purpose of determining the Exchange Ratio is fair and reasonable.

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LETTER FROM TAIFOOK CAPITAL LIMITED

(ii)	Exchange price of the Baotou Shares

The following table sets out the implied price to earnings multiple ("PE") and price to book ratio ("PB") of the Merger Proposal:

Issue price per Chalco A Share	(A)	RMB20.49

Number of Chalco A Shares	(B)	637.88 million
to be issued by the Company
under the Merger Proposal

Value of the entire issued share capital	(A) x (B)	Approximately RMB13,070.2 million
of Baotou Aluminum as implied
by the consideration payable
by the Company under the
Merger Proposal

Unaudited consolidated net assets value		Approximately RMB1,833.7 million
of the Baotou Aluminum Group
as at 31 March 2007

Audited consolidated profit attributable		Approximately RMB403.1 million
to equity holders of Baotou Aluminum
for the year ended 31 December 2006

Implied PE of the Merger Proposal		Approximately 32.4 times

Implied PB of the Merger Proposal		Approximately 7.1 times

In the event that the Baotou Shareholders elect to exercise the Cash Alternative in whole or in part, they will receive cash for their Baotou Shares in whole or in part at the rate of RMB21.67 per Baotou Share. However, since the Cash Alternative Provider will then exchange the Baotou Shares so received for the Chalco A Shares at the Exchange Ratio, the implied PE and the implied PB of the Merger Proposal to the Company in the event that the Baotou Shareholders exercise the Cash Alternative in whole or in part will remain the same as those in the event that the Baotou Shareholders elect to exchange all their Baotou Shares for Chalco A Shares.

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LETTER FROM TAIFOOK CAPITAL LIMITED

We have reviewed the PE and the PB of A-share listed companies whose principal businesses are similar to that of the Baotou Aluminum Group ("Comparable Companies") and compared them with the implied PE and the implied PB of the Merger Proposal, details of which are set out below:

				PE (Note 1)	PB (Note 2)
		Place of		(approximate	(approximate
Company	Stock code	listing	Principal business	times)	times)

Henan Zhongfu	600595	Shanghai	Manufacture and sale of aluminum	92.8	11.8
Industry Co. Ltd.			products including
			electrolytic aluminum

Xinjiang Joinworld Co., Ltd.	600888	Shanghai	Manufacture and sale of aluminum	78.4	14.7
			products including aluminum ingots,
			electronic aluminum foils and
			other aluminum products

JiaoZuo WanFang Aluminum	000612	Shenzhen	Manufacture and sale of aluminum	80.0	16.6
Manufacturing Co., Ltd			products including aluminum ingots

Yunnan Aluminum Co., Ltd.	000807	Shenzhen	Manufacture and sale of aluminum	65.5	10.6
			products including aluminum ingots,
			aluminum rolls and aluminum alloys

Shanxi Guanlu Co., Ltd.	000831	Shenzhen	Manufacture and sale of aluminum	175.2	6.9
			products including aluminum ingots and
			aluminum fabrication materials

Average				98.4	12.1

The Merger Proposal				32.4	7.1

Source:	Websites of the Shanghai Stock Exchange and Shenzhen Stock Exchange, Bloomberg, annual reports and quarterly or interim reports of the respective companies.

- 34 -

LETTER FROM TAIFOOK CAPITAL LIMITED

Notes:

1.

The PE is calculated based on the closing price per share as quoted on the relevant stock exchange on the Latest Practicable Date and the basic earnings per share calculated by dividing consolidated profit attributable to equity holders by weighted average number of shares in issue during the financial year as disclosed in the latest published annual report of the relevant company after adjusted for the bonus issue subsequent to the financial year end date (if any).

2.

The PB is calculated based on the closing price per share as quoted on the relevant stock exchange on the Latest Practicable Date and the net assets value per share calculated by dividing consolidated net assets value as disclosed in the latest published quarterly or interim report of the relevant company by the number of shares in issue as at the Latest Practicable Date.

As shown above, the PEs of the Comparable Companies range from approximately 65.5 times to approximately 175.2 times, with an average of approximately 98.4 times, and the PBs of the Comparable Companies range from approximately 6.9 times to approximately 16.6 times, with an average of approximately 12.1 times. The implied PE of the Merger Proposal based on the Exchange Ratio is lower than the PEs of all the Comparable Companies. The implied PB of the Merger Proposal is within the range of the PBs of the Comparable Companies and lower than the average PB of the Comparable Companies.

Should the issue price of Chalco A Shares be set at a premium of 10% over the Average Closing Price, assuming the same Exchange Ratio at 1.48 and based on the same calculation method for the implied PE and implied PB as shown above, the implied PE and PB of the Merger Proposal would be increased to approximately 35.7 times and 7.8 times respectively. Such implied PE is still lower than the PEs of all the Comparable Companies and such implied PB is still within the range of the PBs of the Comparable Companies and lower than the average PB of the Comparable Companies.

Based on the above, we consider that the exchange price of the Baotou Shares and the Exchange Ratio are fair and reasonable.

- 35 -

LETTER FROM TAIFOOK CAPITAL LIMITED

IV.	Dilution effects of the Merger Proposal

As advised by the Directors, the shareholding structures of the Company (i) as at the Latest Practicable Date; and (ii) upon completion of the Merger Proposal (assuming that there is no change in the issued share capital and shareholding structure of the Company from the Latest Practicable Date to immediately before completion of the Merger Proposal and all existing holders of Baotou Shares elect to exchange in whole their Baotou Shares for Chalco A Shares) are as follows:

As at the Latest	Upon completion
Practicable Date	of the Merger Proposal
Approximate	Approximate	Approximate
percentage of	percentage of	percentage of
	Number	total issued	Number	total issued
	of Shares	share capital	of Shares	share capital
	(in millions)%		(in millions)%

Holders of A Shares or Chalco A Shares
Chinalco	5,214.41	40.46	5,214.41	38.55
Lanzhou Aluminum Factory	79.47	0.62	79.47	0.59
Baotou Group	-	-	351.22	2.60
Guiyang Aluminum	-	-	4.12	0.03

Chinalco and parties acting in concert with it	5,293.88	41.08	5,649.22	41.77

Other existing holders of A Shares	3,648.76	28.31	3,648.76	26.98
Other existing holders of Baotou Shares	-	-	282.54	2.09

Holders of H Shares	3,943.97	30.61	3,943.97	29.16

Total	12,886.61	100.00	13,524.49	100.00

As shown in the above table, the aggregate shareholding of the existing holders of A Shares other than Chinalco and parties acting in concert with it will be diluted from approximately 28.31% of the existing issued share capital of the Company as at the Latest Practicable Date to approximately 26.98% of the enlarged issued share capital of the Company upon completion of the Merger Proposal. The aggregate shareholding of the existing holders of H Shares will be diluted from approximately 30.61% of the existing issued share capital of the Company as at the Latest Practicable Date to approximately 29.16% of the enlarged issued share capital of the Company upon completion of the Merger Proposal. Accordingly, the aggregate shareholding interests of the existing Shareholders other than Chinalco and parties acting in concert with it will be diluted from approximately 58.92% of the existing issued share capital of the Company as at the Latest Practicable Date to approximately 56.14% of the enlarged issued share capital of the Company upon completion of the Merger Proposal.

- 36 -

LETTER FROM TAIFOOK CAPITAL LIMITED

Although there is dilution effect to the shareholding interests of the Shareholders other than Chinalco and parties acting in concert with it after the implementation of the Merger Proposal, having taken into account (i) the reasons for and benefits of the Merger Proposal; and (ii) the overall terms of the Merger Proposal, in particular the issue price of the Chalco A Shares and the exchange price of Baotou Shares, we consider that such dilution effect is acceptable.

B.	THE WHITEWASH WAIVER

As stated in the Letter from the Board, in the event that Baotou Group and Guiyang Aluminum elect to exchange in whole the Baotou Shares held by them for the Chalco A Shares, the aggregate voting rights of Chinalco and parties acting in concert with it in the Company will increase to approximately 41.77% after implementation of the Merger Proposal. As the lowest aggregate percentage holding of the voting rights of Chinalco and parties acting in concert with it in the Company in the past 12 months was approximately 39.59%, the increase of the aggregate voting rights of Chinalco and parties acting in concert with it in the Company to approximately 41.77% after implementation of the Merger Proposal may trigger a mandatory general offer obligation under Rule 26 of the Takeovers Code for all the securities of the Company not already owned or agreed to be purchased by Chinalco and parties acting in concert with it.

Chinalco has applied to the Executive for the Whitewash Waiver, and the Executive has indicated that the Whitewash Waiver will be granted subject to, among other things, the approval of the independent holders of H Shares by way of poll at the Class Meeting of holders of H Shares.

The independent holders of H Shares should note that the Merger Proposal is conditional upon, among other things, (i) the Executive granting the Whitewash Waiver to Chinalco; and (ii) the passing of the proposed resolution by the independent holders of H Shares by way of poll at the Class Meeting of holders of H Shares approving the Whitewash Waiver. The approval of the Whitewash Waiver by the independent holders of H Shares, therefore, will be necessary for the Merger Proposal to implement and for the Shareholders to enjoy the benefits of the Merger Proposal.

- 37 -

LETTER FROM TAIFOOK CAPITAL LIMITED

RECOMMENDATION Having considered the above principal factors and reasons, in particular:

-	the satisfactory historical financial performance of the Baotou Aluminum Group for the two years ended 31 December 2006 and the three months ended 31 March 2007;

-

the Merger Proposal will enable the Group to integrate the aluminum business of the Baotou Aluminum Group into the Group, thereby reducing competition and enhancing the production capacity and market share of aluminum of the Group;

-

the issue price of the Chalco A Shares is comparable to the majority of the New Issues and represents a premium to the consolidated net assets value per share of the Company as at 31 December 2006 and 30 June 2007;

-

the implied PE of the Merger Proposal based on the Exchange Ratio is lower than the PEs of all the Comparable Companies while the implied PB of the Merger Proposal is within the range of the PBs of the Comparable Companies and lower than the average PB of the Comparable Companies, we are of the opinion that (i) the entering into of the Transaction, which forms part of the Merger Proposal, is in the interests of the Company and the Independent Shareholders as a whole and the terms thereof are fair and reasonable so far as the Company and the Independent Shareholders are concerned; and (ii) the granting of the Whitewash Waiver is in the interests of the Company and the independent holders of H Shares as a whole and the terms thereof are fair and reasonable so far as the Company and the independent holders of H Shares are concerned. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour of the resolution to be proposed at the SGM to approve the Merger Proposal, of which the Transaction forms part, and the independent holders of H Shares to vote in favour of the resolution to be proposed at the Class Meeting of holders of H Shares to approve the Whitewash Waiver.

Yours faithfully, For and on behalf of Taifook Capital Limited Derek C. O. Chan Managing Director

- 38 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

1.	THREE YEAR SUMMARY

The following table summaries the audited consolidated results of the Group for the last three financial years ended 31 December 2006, as extracted from the audited consolidated financial statements of the Group. There was no modification or qualification in the auditor's report of the Group for each of the three years ended 31 December 2006. There were no extraordinary items or exceptional items for these three years.

			As restated
	2006	2005	2004
	RMB'000	RMB'000	RMB'000

Income Statement

Revenues (Note)	61,896,265	37,826,486	32,313,076
Cost of goods sold	41,894,313	25,542,555	21,503,250

Gross profit	20,001,952	12,283,931	10,809,826
Selling and distribution expenses	958,133	720,497	647,532
General and administrative expenses	2,092,669	1,489,537	1,220,902
Research and development expenses	113,529	113,381	132,635
Other (income) and other (gains)/losses, net	(564619)	(120,720)	101,293
Operating profit	17,402,240	10,081,236	8,910,050
Finance costs	715,717	366,908	109,948

Operating profit after finance costs	16,686,523	9,714,328	8,800,102
Share of profits/(losses) of jointly
controlled entities	(11,419)	372	(3,953)
Share of profits/(losses) of associates	105,141	26,947	-

Profit before income taxes	16,780,245	9,741,647	8,796,149
Income tax expense	4,393,561	2,495,213	2,161,086

Profit for the year	12,386,684	7,246,434	6,635,063

- 39 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

			As restated
	2006	2005	2004
	RMB'000	RMB'000	RMB'000

Attributable to:
Equity holders of the Company	11,744,676	7,022,422	6,391,523
Minority interest	642,008	224,012	243,540

	12,386,684	7,246,434	6,635,063

Dividends	2,190,177	2,364,673	1,944,778

Basic earnings per share for profit
attributable to equity holders
of the Company during the year
(expressed in RMB per share)	RMB1.03	RMB0.64	RMB0.58

Divident per share
(expressed in RMB per share)	RMB0.303	RMB0.214	RMB0.176

- 40 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

2.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE TWO YEARS ENDED 31 DECEMBER 2006

The following information is extracted from the audited consolidated financial statements of the Group as extracted from the annual report of the Company for the year ended 31 December 2006.

Consolidated Balance Sheet
As of December 31, 2006

		2006	2005
	Note	RMB'000	RMB'000

Assets

Non-current assets
Intangible assets	6	716,145	721,479
Property, plant and equipment	7	48,637,540	39,773,607
Land use rights	8	648,604	62,275
Interests in jointly controlled entities	10(a)	575,794	184,399
Interests in associates	10(b)	1,273,226	886,375
Available-for-sale financial assets	11	18,182	10,200
Deferred tax assets	16	406,915	408,874

Total non-current assets		52,276,406	42,047,209

Current assets
Inventories	12	9,036,382	7,234,731
Accounts receivable	13	2,026,162	961,191
Other current assets	14	1,862,591	1,169,021
Cash and cash equivalents	15	12,802,775	7,597,727

Total current assets		25,727,910	16,962,670

Total assets		78,004,316	59,009,879

Equity

Share capital and reserves attributable to
equity holders of the Company
Share capital	19(a)	11,649,876	11,049,876
Reserves		32,574,858	21,594,563

		44,224,734	32,644,439
Minority interest		3,541,192	1,560,455

Total equity		47,765,926	34,204,894

- 41 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

		2006	2005
	Note	RMB'000	RMB'000

Liabilities

Non-current liabilities
Borrowings	20	8,480,736	9,690,493
Deferred tax liabilities	16	197,070	176,991

Total non-current liabilities		8,677,806	9,867,484

Current liabilities
Accounts payable	17	2,887,473	732,649,249
Other payables and accruals	18	6,870,633	5,585,317
Current income tax liabilities		1,704,509	999,117
Borrowings	20	10,097,969	5,703,818

Total current liabilities		21,560,584	14,937,501

Total liabilities		30,238,390	24,804,985

Total equity and liabilities		78,004,316	59,009,879

Net current assets		4,167,326	2,025,169

Total assets less current liabilities		56,443,732	44,072,378

- 42 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Income Statement For the year ended December 31, 2006

		2006	2005
	Note	RMB'000	RMB'000

Revenue	21	61,896,265	37,826,486
Cost of sales		41,894,313	25,542,555

Gross profit		20,001,952	12,283,931

Selling and distribution expenses	22	958,133	720,497
General and administrative expenses	23	2,092,669	1,489,537
Research and development expenses		113,529	113,381
Other (income) and other (gains)/losses, net	24	(564,619)	(120,720)

Operating profit		17,402,240	10,081,236
Finance costs	28	715,717	366,908

Operating profit after finance costs		16,686,523	9,714,328
Share of (losses)/profits of
jointly controlled entities	10(a)	(11,419)	372
Share of profits of associates	10(b)	105,141	26,947

Profit before income taxes		16,780,245	9,741,647
Income tax expense	29	4,393,561	2,495,213

Profit for the year		12,386,684	7,246,434

Attributable to:
Equity holders of the Company		11,744,676	7,022,422
Minority interest		642,008	224,012

		12,386,684	7,246,434

Basic earnings per share for profit attributable to
equity holders of the Company during the year
(expressed in RMB per share)	31	RMB1.03	RMB0.64

Dividends	32	2,190,177	2,364,673

- 43 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Statement of Changes in Equity For the year ended December 31, 2006

Attributable to equity holders of the Company

				Statutory
			Statutory	public	Discretionary
	Share	Capital	surplus	welfare	surplus	Retained		Minority	Total
	capital	reserve	reserve	fund	reserve	earnings	Total	interest	equity
	(Note 19(a))	(Note 19(b)(i))	(Note 19(b)(ii))	(Note 19(b)(iii))	(Note 19(b)(iii))	(Note 19(b)(iv))
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2005	11,049,876	6,204,045	1,277,789	1,214,309	-	7,820,776	27,566,795	1,239,083	28,805,878
Capital injection	-	-	-	-	-	-	-	180,938	180,938
Profit for the year	-	-	-	-	-	7,022,422	7,022,422	224,012	7,246,434
Transfers	-	14,711	783,897	747,864	-	(1,546,472)	-	58	58
Dividends	-	-	-	-	-	(1,944,778)	(1,944,778)	(83,636)	(2,028,414)

As of December 31, 2005	11,049,876	6,218,756	2,061,686	1,962,173	-	11,351,948	32,644,439	1,560,455	34,204,894

Retained earnings represented by:
2005 final dividend
proposed						2,364,673
Unappropriated
retained earnings						8,987,275

Retained earnings
as of December 31, 2005						11,351,948

As of January 1, 2006,	11,049,876	6,218,756	2,061,686	1,962,173	-	11,351,948	32,644,439	1,560,455	34,204,894
Issuance of shares,
net of issuance costs	600,000	3,790,469	-	-	-	-	4,390,469	-	4,390,469
Acquisition of
subsidiaries (Note 5)	-	-	-	-	-	-	-	853,645	853,645
Capital injection	-	-	-	-	-	-	-	582,400	582,400
Profit for the year	-	-	-	-	-	11,744,676	11,744,676	642,008	12,386,684
Transfers	-	-	3,281,728	(1,962,173)	8,554	(1,328,109)	-	-	-
Dividends	-	-	-	-	-	(4,554,850)	(4,554,850)	(97,316)	(4,652,166)

As of December 31, 2006	11,649,876	10,009,225	5,343,414	-	8,554	17,213,665	44,224,734	3,541,192	47,765,926

- 44 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Consolidated Cash Flow Statement For the year ended December 31, 2006

		2006	2005
	Note	RMB'000	RMB'000

Cash flows from operating activities
Profit before income taxes		16,780,245	9,741,647
Share of losses/(profits) of
jointly controlled entities		11,419	(372)
Share of profits of associates		(105,141)	(26,947)
Depreciation of property, plant and equipment	27	3,437,438	2,477,877
Loss on disposal of property, plant and equipment	27	55,579	63,355
Impairment loss on property, plant and equipment	27	32,303	4,225
Amortization of intangible assets	27	24,204	36,396
Amortization of land use rights	27	35,298	10,671
Gain on financial assets at
fair value through profit or loss	24	-	(5,582)
Realized and unrealized gain on futures contracts	24	(86,633)	(5,760)
Income from held-to-maturity investments	24	-	(193)
Excess of interest in the net fair value of
net assets acquired over cost	24	(235,900)	-
Interest waived	24	-	(14,711)
Interest income	24	(183,514)	(89,363)
Interest expense	28	673,615	404,478

		20,438,913	12,595,721

Changes in working capital (excluding the effects of
acquisition and exchange differences on consolidation):
Increase in inventories		(1,104,109)	(1,972,698)
(Increase)/ decrease in accounts receivable		(855,407)	81,593
(Increase)/ decrease in other current assets		(465,632)	621,348
(Decrease)/ increase in accounts payable		(118,936)	570,521
(Decrease)/ increase in other payables and accruals		(228,080)	46,326

Cash generated from operating activities		17,666,749	11,942,811

Interest paid		(766,601)	(686,432)
PRC enterprise income taxes paid		(3,676,188)	(2,666,171)

Net cash generated from operating activities		13,223,960	8,590,208

- 45 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

		2006	2005
	Note	RMB'000	RMB'000

Cash flows from investing activities
Purchase of intangible assets	6	(29,384)	(28,722)
Purchase of property, plant and equipment,
excluding interest capitalized		(6,494,582)	(7,994,744)
Purchase of land use rights	8	(44,269)	(56,898)
Proceeds from sales of property,
plant and equipment	33	201,264	18,026
Cash and cash equivalents acquired
from acquisition of subsidiaries	5	(472,130)	-
Investment in a jointly controlled entity	10(a)	(402,814)	(117,150)
Investment in an associate	10(b)	(247,454)	(799,038)
Increase in time deposits	15	(3,000,000)	-
Disposal of held-to-maturity investments		-	11,053
Disposal of financial assets at
fair value through profit or loss		5,540	47,754
Disposal of available-for-sale financial assets		200	-
Gain on settlement of futures contracts		83,976	9,148
Interest received		155,427	89,363

Net cash used in investing activities		(10,244,226)	(8,821,208)

- 46 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

		2006	2005
	Note	RMB'000	RMB'000

Cash flows from financing activities
Issue of shares, net of issuance expenses		4,390,469	-
Issue of short-term bonds, net of issuance expenses	20(c)	4,913,400	1,943,200
Repayment of short-term bonds	20(c)	(2,000,000)	-
News bank loans		2,878,668	6,987,888
Repayment of bank loans		(6,438,265)	(5,478,648)
Dividends paid by subsidiaries to minority shareholders		(81,429)	(83,636)
Capital injection by minority shareholders		92,400	180,938
Dividends paid		(4,529,929)	(1,944,778)

Net cash (outflow)/inflow from financing activities		(774,686)	1,604,964

Net increase in cash and cash equivalents		2,205,048	1,373,964
Cash and cash equivalents at beginning of the year		7,597,727	6,223,763

Cash and cash equivalents at end of the year	15	9,802,775	7,597,727

- 47 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Notes to the Consolidated Financial Statements For the year ended December 31, 2006

1.	General information

Aluminum Corporation of China Limited (Chinese Character) (the "Company") and its subsidiaries (together the "Group") are principally engaged in bauxite mining, alumina refining and aluminum smelting. Principal products are alumina and primary aluminum.

The Company is a joint stock company incorporated on September 10, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China, Postal code: 100082.

The Company has its dual listing on The Stock Exchange of Hong Kong Limited and New York Stock Exchange, Inc. in 2001.

These consolidated financial statements have been approved for issue by the Board of Directors on March 10, 2007.

2.	Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Basis of preparation

The consolidated financial statements of the Group have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRS"). The consolidated financial statements have been prepared under the historical cost convention except that financial assets and financial liabilities at fair value through profit or loss and available-for-sale financial assets are stated at fair value.

The preparation of financial statements in conformity with HKFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4.

- 48 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(i)	New standards, amendments to published standards and interpretations which are effective in 2006

*

Amendment to HKAS 39, Amendment to "The Fair Value Option", effective for annual periods beginning on or after January 1, 2006. This amendment changes the definition of financial instruments classified at fair value through profit or loss and restricts the ability to designate financial instruments as part of this category. This amendment has no material impact on the Group's accounting polices, as the Group's existing accounting policies comply with the amended requirements.

*

Amendment to HKAS 39 and HKFRS 4, Amendment "Financial Guarantee Contracts", effective for annual periods beginning on or after January 1, 2006. This amendment requires issued financial guarantees, other than those previously asserted by the entity to be insurance contracts, to be initially recognized at their fair value, and subsequently measured at the higher of (a) the unamortized balance of the related fees received and deferred, and (b) the expenditure required to settle the commitment at the balance sheet date. The adoption of this amendment does not have a significant impact on the Group's financial statements.

*

HKFRS 6, "Exploration for and Evaluation of Mineral Resources", effective for annual periods beginning on or after January 1, 2006. It permits an entity to develop an accounting policy for exploration and evaluation assets without specifically considering the requirements of HKAS 8 "Accounting polices, changes in accounting estimates and errors". Thus, an entity adopting HKFRS 6 may continue to use the accounting policies applied immediately before adopting this HKFRS. This includes continuing to use recognition and measurement practices that are part of those accounting policies. This amendment has no material impact on the Group's accounting polices, as the Group's existing accounting policies comply with the amended requirements.

*

HK(IFRIC)-Int 4, "Determining Whether an Arrangement Contains a Lease", effective for annual periods beginning on or after January 1, 2006. It requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. It requires an assessment of whether: (a) fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset); and (b) the arrangement conveys a right to use the asset. Some of the Group's contracts are required to be accounted for as leases in accordance with HKAS 17, "Leases". However, these leases are operating leases, and their reclassifications have no impact on the expense recognized in respect of them.

- 49 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(ii)	New standards and interpretations to existing standards that are not yet effective and have not been early adopted by the Group

The following are the new standards and interpretations to existing standards that have been published and are mandatory for accounting periods beginning on or after May 1, 2006 or later periods that the Group has not early adopted:

*

HKFRS 7, "Financial Instruments: Disclosures" (effective for annual periods beginning on or after January 1, 2007), HKAS 1, "Amendments to capital disclosures" (effective for annual periods beginning on or after January 1, 2007). HKFRS 7 introduces new disclosures relating to financial instruments. The Group has assessed the impact of HKFRS 7 and the amendment to HKAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of HKAS 1. The Group will adopt HKFRS 7 and the amendment to HKAS 1 from annual periods beginning January 1, 2007.

*

HK(IFRIC)-Int 8, "Scope of HKFRS 2" (effective for annual periods beginning on or after May 1, 2006). HK(IFRIC)-Int 8 requires consideration of transactions involving the issuance of equity instruments - where the identifiable consideration received is less than the fair value of the equity instruments issued - to establish whether or not they fall within the scope of HKFRS 2. The Group will apply HK(IFRIC)-Int 8 from January 1, 2007, but it is not expected to have any significant impact on the Group's financial statements.

*

HK(IFRIC)-Int 9, "Reassessment of Embedded Derivatives" (effective for annual periods beginning on or after June 1, 2006). Management believes that this interpretation should not have significant impact on the Group's accounting policies as the Group has already assessed whether embedded derivatives should be separated using principles consistent with HK(IFRIC)-Int 9.

*

HK(IFRIC)-Int 10, "Interim Financial Reporting and Impairment" (effective for annual periods beginning on or after November 1, 2006). HK(IFRIC)-Int 10 prohibits the impairment losses recognized in an interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at subsequent balance sheet date. The Group will apply HK(IFRIC)-Int 10 from January 1, 2007, but it is not expected to have any significant impact on the Group's financial statements.

- 50 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

*

HK(IFRIC)-Int 11, "HKFRS 2 - Group and treasury share transfer" (effective for annual periods beginning on or after March 1, 2007). This interpretation addresses how certain share-based payment arrangements between group companies should be accounted for in the financial statements. The Group will apply HK(IFIC)-Int 11 from January 1, 2008 but it is not expected to have any significant impact on the Group's financial statements.

(iii)	Interpretation to existing standards that are not yet effective and not relevant to the Group's operations

The following interpretation to existing standards has been published that is mandatory for accounting periods beginning on or after May 1, 2006 or later periods which is not relevant to the Group's operations:

*

HK(IFRIC)-Int 7, "Applying the Restatement Approach under HKAS 29, Financial Reporting in Hyperinflationary Economies" (effective from March 1, 2006). HK(IFRIC)-Int 7 provides guidance on how to apply requirements of HKAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy of its functional currency, when the economy was not hyperinflationary in the prior period. As none of the group entities have a Currency of a hyperinflationary economy as its functional currency, HK(IFRIC)-Int 7 is not relevant to the Group's operations.

(iv)	Standards, amendments and interpretations effective in 2006 but not relevant to the Group's operations

The following standards, amendments and interpretations are mandatory for accounting periods beginning on or after January 1, 2006 but which are not relevant to the Group's operations:

*	HKAS 19 Amendment - "Employee Benefits";

*	HKAS 21 Amendment - "New Investment in a Foreign Operation";

*	HKAS 39 Amendment - "Cash Flow Hedge Accounting of Forecast Intragroup Transactions";

*	HKFRS 1 Amendment - "First-time Adoption of Hong Kong Financial Reporting Standards"

*	HK(IFRIC)-Int 5, "Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds"; and

*	HK(IFRIC)-Int 6, "Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment"

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Consolidation

The consolidated financial statements included the results of the Company and its subsidiaries made up to December 31.

(i)	Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases. Minority interest represents the interests of outside shareholders in the operating results and net assets of subsidiaries.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (Note 2(c)(i)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses (Note 2(w)). The results of subsidiaries are accounted by the Company on the basis of dividend received and receivable.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(ii)	Transactions and minority interests

The Group applies a policy of treating transactions with minority interests as transactions with equity owners of the Group. For purchases from minority interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is deducted from equity. Gains or losses on disposals to minority interests are also recorded in equity. For disposals to minority interests, differences between any proceeds received and the relevant share of minority interests are also recorded in equity.

(iii)	Jointly controlled entities

A jointly controlled entity is the result of contractual arrangements whereby the Group and other parties undertake an economic activity which is subject to joint control and none of the participating parties has unilateral control over the economic activity.

The Group's share of its jointly controlled entities' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in a jointly controlled entity equals or exceeds its interest in the jointly controlled entity, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the jointly controlled entity.

Unrealized gains on transactions between the Group and its jointly controlled entities are eliminated to the extent of the Group's interest in the jointly controlled entities. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of jointly controlled entities have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in jointly controlled entities are stated at cost less provision for impairment losses. The results of jointly controlled entities are accounted for by the Company on the basis of dividends received and receivable.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(iv)	Associates

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for by the equity method of accounting and are initially recognized at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group's share of its associates' post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in reserves is recognized in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In the Company's balance sheet, the investments in associates are stated at cost less provision for impairment losses. The results of associates are accounted for by the Company on the basis of dividends received and receivable.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(c)	Intangible assets

(i)	Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary / associate / jointly controlled entity at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates and jointly controlled entities is included in investments in associates and jointly controlled entities and is tested annually for impairment as part of the overall balance. Separately recognized goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

The Group allocates goodwill to each business segment and is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that the Company expects to benefit from the business combination in which the goodwill arose.

(ii)	Mining rights

Mining rights acquired, including exploration costs, are capitalized and stated at cost to the Group less accumulated amortization and accumulated impairment losses, if any. Amortization of mining rights is calculated to write off their cost less accumulated impairment losses on a straight-line basis over their estimated useful lives of no longer than 30 years.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(iii)	Research and development expenses

Research expenditure is recognized as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognized as intangible assets when the following criteria are fulfilled:

(a)	it is technically feasible to complete the intangible asset so that it will be available for use or sale;

(b)	management intends to complete the intangible asset and use or sell it;

(c)	there is an ability to use or sell the intangible asset;

(d)	it can be demonstrated how the intangible asset will generate probable future economic benefits;

(e)	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

(f)	the expenditure attributable to the intangible asset during its development can be reliably measured.

Other development expenditures that do not meet these criteria are recognized as an expense as incurred. Development costs previously recognized as an expense are not recognized as an asset in a subsequent period. Capitalized development costs are recorded as intangible assets and amortized from the point at which the asset is ready for use on a straight-line basis over its useful life, not exceeding five years.

Development assets are tested for impairment annually.

During the year ended December 31, 2006, research expenditure of RMB113,529,000 (2005: RMB113,381,000) was recognized as an expense in the income statement, and no development assets were recognized (2005: Nil).

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(iv)	Computer software

Acquired computer software licences are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives (three to five years).

Costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. Costs that are directly associated with the development of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year, are recognized as intangible assets. Costs include the employee costs incurred as a result of developing software and an appropriate portion of relevant overheads.

Computer software development costs recognized as assets are amortized over their estimated useful lives (not exceeding three years).

(d)	Property, plant and equipment

Property, plant and equipment are stated at cost to the Group less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged in the income statement during the financial period in which they are incurred.

Depreciation on property, plant and equipment is calculated using the straight-line method to allocate their costs to their residual values over their estimated useful lives, as follows:

Buildings	15 to 40 years
Plant and machinery - electricity transmission equipment	32 years
Plant and machinery - others	10 to 20 years
Motor vehicles and transportation facilities	6 to 12 years
Office and other equipment	5 to 10 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (Note 2(w)).

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized with other gains or losses in the income statements.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(e)	Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost. Cost comprises direct costs of construction as well as capitalized finance costs related to funds borrowed specifically for the purpose of obtaining a qualifying asset less any accumulated impairment losses. It is transferred to property, plant and equipment when the asset is substantially ready for its intended use.

(f)	Leases (as the lessee for operating lease)

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

(g)	Dividend distribution

Dividend distribution to the Company's shareholders is recognized as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

(h)	Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available-for-sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(i)	Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(ii)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. Loans and receivables are classified as trade and other receivables in the balance sheet.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(iii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Regular purchases and sales of investments are recognized on trade-date - the date on which the Group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets carried at fair value through profit or loss is initially recognized at fair value and transaction costs are expensed in the income statement. Investments are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortized cost using the effective interest method.

Gains and losses arising from changes in the fair value of the "financial assets at fair value through profit or loss" category are included in the income statement in the period in which they arise. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as gains or losses from investment securities. Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement. Dividends on available-for-sale equity instruments are recognized in the income statement when the Group's right to receive payments is established.

Changes in the fair value of monetary securities denominated in a foreign currency and classified as available-for-sale are analyzed between translation differences resulting from changes in amortized cost of the security and other changes in the carrying amount of the security. The translation differences on monetary securities are recognized in the income statement; translation differences on non-monetary securities are recognized in equity. Changes in the fair value of monetary and non-monetary securities classified as available for sale are recognized in equity.

When securities classified as available for sale are sold or impaired, the accumulated fair value adjustments recognized in equity are included in the income statement as gains and losses from investment securities.

Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of other income. Dividends on available-for-sale equity instruments are recognized in the income statement as part of other income when the Group's right to receive payments is established.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the securities are impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in the income statement - is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement on equity instruments are not reversed through the income statement. Impairment testing of accounts receivable and other receivables is described in Note 2(x).

(i)	Inventories

Inventories comprise raw materials, work-in-progress, finished goods and production supplies and are stated at the lower of cost to the Group and net realizable value. Work-in-progress and finished goods, calculated on the weighted average method, comprise materials, direct labor and an appropriate proportion of all production overhead expenditure. Borrowing costs are excluded. Net realizable value is the estimated selling price in the ordinary course of business less applicable variable selling expenses.

(j)	Cash and cash equivalents

Cash and cash equivalents are cash in hand, deposits with banks and other cash investments with an original maturity of 3 months or less.

For the purpose of the cash flow statement, time deposits and other cash investments with original maturity more than 3 months are excluded from cash and cash equivalents.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(k)	Foreign currency translation

(i)	Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Renminbi ("RMB"), which is the Company's functional and presentation currency.

(ii)	Transaction and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement, except when deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Changes in the fair value of monetary securities denominated in foreign currency classified as available-for-sale are analyzed between translation differences resulting from changes in the amortized cost of the security and other changes in the carrying amount of the security.

Translation differences on non-monetary financial assets and liabilities are reported as part of the fair value gain or loss. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in the income statement as part of the fair value gain or loss. Translation difference on non-monetary financial assets, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(l)	Provisions

Provisions are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognized for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax cash flow projection that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

(m)	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

(n)	Accounts payable and other payables

Accounts payables and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(o)	Deferred income tax

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(p)	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Group's activities. Revenue is shown net of value-added tax, returns and after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue can be reliably measured, and it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the Group's activities as described below. The amount of revenue is not considered to be reliably measurable until all contingencies relating to the sale have been resolved. The Group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i)	Sales of goods

Revenue from the sale of goods is recognized on the transfer of risks and rewards of ownership, which occurs at the time when the goods are delivered to customers and title has passed. No amount of revenue is recorded when the amount of revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

(ii)	Sales of services

Revenue from the provision of services is recognized when the services are rendered.

(iii)	Interest income

Interest income is recognized on a time-proportion basis using the effective interest method.

(iv)	Dividend income

Dividend income is recognized when the right to receive payment is established.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(q)	Employee benefits

(i)	Bonus plans

The expected cost of bonus payments are recognized as a liability when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(ii)	Retirement benefit obligations

The Group pays contribution on a monthly basis to various defined contribution retirement benefit plans organized by relevant municipal and provincial governments in the PRC. The municipal and provincial governments undertake to assume the retirement benefit obligations of all existing and future retired employees payable under these plans. Contributions to these plans are expensed as incurred.

(iii)	Housing funds

The Group provides housing funds based on certain percentage of the wages and with no more than the upper limit of the requirement. The housing funds are paid to social security organization and corresponding amounts paid are expensed as incurred.

(r)	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

(s)	Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of any qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Borrowing costs capitalized are those costs that would have been avoided if the expenditure on the qualifying assets had not been made, which are either the actual costs incurred on a specific borrowing or an amount calculated using the weighted average method, considering all borrowing costs incurred on general borrowings outstanding.

Other borrowing costs are expensed as incurred.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(t)	Environmental expenditures

Environmental expenditures mainly include expenditures necessary to complete remediation efforts and expenses related to the handling of waste water, gas and materials. Environmental expenditures that relate to current ongoing operations or to conditions caused by past operations are expensed as incurred.

Under the PRC law, the Group is required to remediate the area that it mines. The government of the province in which the mine is located prescribes the remediation requirements on the basis of the future intended use of the land and monitors the Group's remediation efforts. Such activities are typically performed concurrently with production. However, remediation efforts at certain mines are expected to commence after 2007. The expenditures necessary to complete remediation efforts are not expected to be significant to cash flows or results of operations in any periods.

(u)	Government subsidies

Grants or subsidies from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants or subsidies relating to costs are deferred and recognized in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants or subsidies relating to property, plant and equipment are included in non-current liabilities as deferred government grants and are credited to the income statement on a straight-line basis over the expected lives of the related assets.

(v)	Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(w)	Impairment of investments in subsidiaries, jointly controlled entities, associates and non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. Assets that are subject to amortization or depreciation are reviewed for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units). Assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

(x)	Accounts receivable and other receivables

Accounts receivable and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of accounts receivable and other receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the receivables are impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The carrying amount of the assets is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the income statement.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

3.	Financial risk management

The Group is subjected to the following market risk:

3.1	Financial risk factors

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk, and liquidity risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group's financial performance.

Risk management is carried out by a centralized treasury department (Group Treasury) under policies approved by the Board of Directors. Group Treasury identifies, evaluates and hedges financial risks in close co-operation with the Group's operating units.

(a)	Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The carrying amount of receivables included in the balance sheet represents the Group's maximum exposure to credit risk in relation to its financial assets. The relevant departments assess the credit quality of the customer, taking into account its financial position, past experience and other factors. The Group performs periodic credit evaluations of its customers and believes that adequate provision for doubtful receivables have been made in the financial statements. Management does not expect any losses from non-performance by these counterparties.

None of the Group's customers exceed 10% of the Group's total revenue and do not individually present a material risk to the Group's sales.

The Group maintains substantially all of its cash and cash equivalents in interest bearing accounts in several major financial institutions in the PRC. No other financial assets carry a significant exposure to credit risk.

(b)	Interest rate risk

The Group is exposed to changes in interest rates due to its long-term debt obligations which are disclosed in Note 20 to the consolidated financial statements. The Group enters into debt obligations to support general corporate purposes including capital expenditures and working capital needs. The Group does not use any derivative instruments to reduce its economic exposure to changes in interest rates.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(c)	Foreign currency risk

The Group has assets and liabilities primarily with respect to the US Dollar ("US$") and Australian Dollar that are subject to fluctuations in foreign currency exchange rates. However, the Group does not use any derivative instruments to reduce its economic exposure to changes in exchange rates.

(d)	Commodity price risk

As the Group sells alumina and primary aluminum at market prices, it is exposed to fluctuations in these prices. The Group uses a limited number of futures contracts to reduce its exposure to fluctuations in the price of primary aluminum.

The Group uses the majority of its futures contracts traded on the Shanghai Futures Exchange and London Metal Exchange to hedge against fluctuations in aluminum price. The futures contracts are marked to market at balance sheet date and corresponding unrealized holding losses are recorded in the income statement for the year.

(e)	Liquidity risk

Prudent liquidity risk management includes maintaining sufficient cash and short-term deposits, the availability of funding from an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Management monitors rolling forecasts of the Group's liquidity reserve on the basis of expected cash flows.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

3.2	Capital risk management

The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, issue new shares or sell assets to reduce debt.

Consistent with others in the industry, the Group monitors capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings (including borrowings, trade payable, other payables and accruals, as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

The gearing ratios as of December 31, 2006 and 2005 were as follows:

	2006	2005
	RMB'000	RMB'000

Total borrowings	28,336,811	23,628,877
Less: Cash and cash equivalents	12,802,775	7,597,727

Net debt	15,534,036	16,031,150
Total equity	47,765,926	34,204,894

Total capital	63,299,962	50,236,044

Gearing ratio	24.5%	31.9%

The decrease in the gearing ratio as of December 31, 2006 resulted primarily from the issuance of new H shares (Note 19 (a)) and significant increase in cash and cash equivalents generated from operations.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

3.3	Fair value estimation

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.

The carrying value less impairment provision of trade receivables and payables are a reasonable approximation of their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The carrying amounts of the Group's financial assets, including cash and cash equivalents, time deposits, investments, trade accounts receivable, bills receivable and other receivables and financial liabilities, including trade accounts payable, bills payable, short-term debt and other payables, approximate their fair values due to their short maturity.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

4.	Critical accounting estimates and judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1	Critical accounting estimates and assumptions

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a)	Useful lives and impairment of property, plant and equipment

The Group's management determines the estimated useful lives of its property, plant and equipment. This estimate is based on the historical experience of the actual useful lives of property, plant and equipment of similar nature and functions. Management will increase the depreciation charge where useful lives are less than previously estimated lives, and will write off or write down technically obsolete or non-strategic assets that have been abandoned or sold.

The impairment loss on property, plant and equipment is recognized for the amount by which the carrying amount exceeds its recoverable amount in accordance with the accounting policy stated in Note 2(w) of this section. The recoverable amounts have been determined based on fair value less costs to sell, which is based on the best information available to reflect the amount that obtainable at each of the balance sheet date, from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs to disposal.

(b)	Income taxes

The Group is subject to income taxes in various regions within the PRC. As a result of certain matters relating to the income taxes that have not been confirmed by the local tax bureau, objective estimate and judgment based on currently enacted tax laws, regulations and other related policies are required in determining the provision of income taxes to be made. Where the final tax outcome of these matters is different from the amounts originally recorded, the differences will impact the income tax and tax provisions in the period in which the differences realize.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(c)	Net realizable value of inventories

Net realizable value of inventories is the estimated selling price in the ordinary course of business, less estimated costs of completion and selling expenses. These estimates are based on the current market condition and the historical experience of manufacturing and selling products of similar nature. Management reassesses the estimation on each of the balance sheet date.

5.	Business combinations - Group

During 2006, the Group completed the acquisition of the following entities incorporated and operated in the PRC, which are engaged in the manufacturing and trading of primary aluminum products.

		Equity	Consideration
Date of acquisition	Name of entity	interest acquired	paid/payable
			RMB'000

March 11, 2006	Fushun Aluminum Co., Ltd (Chinese Character)
	("Fushun Aluminum")	100%	500,000
July 15, 2006	Zunyi Aluminum Co., Ltd (Chinese Character)
	("Zunyi Aluminum")	61.29%	202,251
July 18, 2006	Shandong Huayu Aluminum and Power Co., Ltd.
	(Chinese Character) ("Huayu Aluminum")	55%	412,252
September 19, 2006	Gansu Hualu Aluminum Co., Ltd
	(Chinese Character) ("Hualu Aluminum")	51%	270,300

			1,384,803

The English names of certain subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have official English names.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The acquired businesses contributed revenues in aggregate of RMB3,924,075,000 and net profits of RMB458,060,000 to the Group for the period from the respective dates of acquisition to December 31, 2006. Had all the acquisitions been occurred on January 1, 2006, the acquired businesses would have contributed in unaudited aggregate revenues of approximately RMB4,593,000,000 and unaudited net profits of approximately RMB495,000,000 to the Group for the period from January 1, 2006 to December 31, 2006. Contributions by each acquisition are summarized below:

Contribution by	Had the acquisitions
the acquired	took place
business from the respective	on January 1, 2006,
dates of acquisition to	contribution by
December 31, 2006	the acquired business
	Revenue	Net profit	Revenue	Net profit
			(Unaudited)	(Unaudited)
	RMB'000	RMB'000	RMB'000	RMB'000

Fushun Aluminum	1,607,961	86,240	1,697,947	87,596
Zunyi Aluminum	718,455	153,696	1,297,348	189,584
Huayu Aluminum	1,020,194	129,469	1,020,194	129,469
Hualu Aluminum	577,465	88,655	577,465	88,655

	3,924,075	458,060	4,592,954	495,304

Details of net assets acquired and excess of cost over acquired interest of the above businesses during 2006 in aggregate are as follows:

RMB'000

Purchase consideration - cash	1,384,803
Fair value of net identifiable assets acquired (See below)	1,562,775

Excess of interest in the net fair value of
net assets acquired over cost (Note 24)	177,972

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Fushun Aluminum	Zunyi Aluminum	Huayu Aluminum	Hualu Aluminum	Total
Acquiree's	Acquiree's	Acquiree's	Acquiree's	Acquiree's
	carrying	Fair	carrying	Fair	carrying	Fair	carrying	Fair	carrying	Fair
	amounts	value	amounts	value	amounts	value	amounts	value	amounts	value
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Property, plant and
quipment (Note 7)	832,546	832,546	585,711	673,153	1,659,986	1,665,169	829,798	830,065	3,908,041	4,000,933
Land use rights (Note 8)	194,175	194,175	53,285	91,379	110,737	119,552	172,252	172,252	530,449	577,358
Inventories	171,208	171,208	60,068	60,068	204,379	204,379	230,802	230,802	666,457	666,457
Deferred tax assets
(Note 16)	-	-	22,821	22,821	-	-	10,353	10,353	33,174	33,174
Receivables	5,826	5,826	142,569	142,569	10,000	10,000	230,556	230,556	388,951	388,951
Cash and
cash equivalents	1,392	1,392	241,402	241,402	-	-	269,879	269,879	512,673	512,673
Payables and accruals	(122,374)	(122,374)	(225,989)	(225,989)	(472,552)	(472,552)	(412,491)	(412,491)	(1,233,406)	(1,233,406)
Borrowings	(581,400)	(581,400)	(537,100)	(537,100)	(613,050)	(613,050)	(798,170)	(798,170)	(2,529,720)	(2,529,720)

Net assets	501,373	501,373	342,767	468,303	899,500	913,498	532,979	533,246	2,276,619	2,416,420

Minority interest		-		(181,281)		(411,074)		(261,290)		(853,645)

Net assets acquired		501,373		287,022		502,424		271,956		1,562,775

Purchase consideration										1,384,803
Purchase consideration
remained unsettled
as of
December 31, 2006
(included in
other payables
(Note18))										(400,000)
Cash and cash equivalents
in subsidiaries
acquired										(512,673)

Cash outflow
on acquisitions										472,130

There was no acquisition of subsidiary during the year ended December 31, 2005.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

6.	Intangible assets

Group and Company
		Mining
		Computer
	Goodwill	rights	Software	Total
	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2005
Cost	406,686	404,329	-	811,015
Accumulated amortization	-	(81,862)	-	(81,862)

Net book amount	406,686	322,467	-	729,153

Year ended December 31, 2005
Opening net book amount	406,686	322,467	-	729,153
Additions	-	28,722	-	28,722
Amortization (Note 27)	-	(36,396)	-	(36,396)

Closing net book amount	406,686	314,793	-	721,479

As of December 31, 2005
Cost	406,686	433,051	-	839,737
Accumulated amortization	-	(118,258)	-	(118,258)

Net book amount	406,686	314,793	-	721,479

Year ended December 31, 2006
Opening net book amount	406,686	314,793	-	721,479
Additions	-	22,704	6,680	29,384
Reclassification	-	(10,514)	-	(10,514)
Amortization (Note 27)	-	(23,759)	(445)	(24,204)

Closing net book amount	406,686	303,224	6,235	716,145

As of December 31, 2006
Cost	406,686	444,423	6,680	857,789
Accumulated amortization	-	(141,199)	(445)	(141,644)

Net book amount	406,686	303,224	6,235	716,145

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Impairment tests for goodwill:

Goodwill is allocated to the Group's cash-generating units (CGUs) identified according to business segment. A segment level summary of the goodwill allocation is presented below:

Group and the Company
	2006	2005
Business segment	RMB'000	RMB'000

Alumina	189,419	189,419
Primary aluminum	217,267	217,267

	406,686	406,686

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flows projections based on financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using the estimated growth rates. The growth rate does not exceed the long-term average growth rate for the business in which the CGU operates. The key assumptions used for value-in-use calculations included budgeted gross margin and pre-tax discount rate applied to cash flow projections.

As of December 31, 2006, there was no impairment loss in the value of goodwill.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

7.	Property, plant and equipment

Group
			Motor
			vehicles and	Office
		Plant and	transportation	and other	Construction
	Buildings	machinery	facilities	equipment	in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As January 1, 2005
Cost	13,865,572	26,842,329	1,069,879	278,957	10,625,611	52,682,348
Accumulated depreciation
and impairment	(4,710,847)	(13,199,429)	(590,502)	(134,015)	(21,322)	(18,656,115)

Net book amount	9,154,725	13,642,900	479,377	144,942	10,604,289	34,026,233

Year ended December 31, 2005
Opening net book amount	9,154,725	13,642,900	479,377	144,942	10,604,289	34,026,233
Additions	54,504	77,409	6,835	19,142	8,183,093	8,340,983
Transfers/reclassification	2,766,263	9,171,673	390,699	4,377	(12,333,012)	-
Depreciation	(522,206)	(1,668,296)	(283,828)	(33,673)	-	(2,508,003)
Impairment loss (Note 27)	-	-	-	-	(4,225)	(4,225)
Disposals	(18,205)	(54,217)	(8,514)	(445)	-	(81,381)

Closing net book amount	11,435,081	21,169,469	584,569	134,343	6,450,145	39,773,607

As December 31, 2005
Cost	16,597,541	35,765,040	1,357,423	279,679	6,467,021	60,466,704
Accumulated depreciation
and impairment	(5,162,460)	(14,595,571)	(772,854)	(145,336)	(16,876)	(20,693,097)

Net book amount	11,435,081	21,169,469	584,569	134,343	6,450,145	39,773,607

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Group
			Motor
			vehicles and	Office
		Plant and	transportation	and other	Construction
	Buildings	machinery	facilities	equipment	in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Year ended December 31, 2006
Opening net book amount	11,435,081	21,169,469	584,569	134,343	6,450,145	39,773,607
Acquisition of subsidiaries (Note 5)	1,241,998	2,714,206	26,632	17,984	113	4,000,933
Additions	31,338	117,337	32,659	29,772	8,409,563	8,620,669
Transfers/reclassification	1,569,276	8,083,045	545,420	113,574	(10,311,315)	-
Depreciation	(625,497)	(2,681,667)	(123,128)	(38,231)	-	(3,468,523)
Impairment loss (Note 27)	(13,128)	(14,395)	(4,353)	(427)	-	(32,303)
Disposals	(20,671)	(90,680)	(8,484)	(547)	(136,461)	(256,843)

Closing net book amount	13,618,397	29,297,315	1,053,315	256,468	4,412,045	48,637,540

As December 31, 2006
Cost	19,171,485	47,903,394	2,061,490	401,977	4,428,921	73,967,267
Accumulated depreciation
and impairment	(5,553,088)	(18,606,079)	(1,008,175)	(145,509)	(16,876)	(25,329,727)

Net book amount	13,618,397	29,297,315	1,053,315	256,468	4,412,045	48,637,540

All the buildings of the Group and of the Company are located in the PRC.

The carrying amount of RMB715,055,000 (2005: Nil) and RMB2,288,231,000 (2005:Nil) was pledged as security for certain of the Group's short-term bank loans (Note 20(b)) and long-term loans (Note 20(a)), respectively.

Depreciation expenses of RMB31,085,000 (2005: RMB30,126,000) had been capitalized in inventories, RMB3,336,313,000 (2005: RMB2,401,900,000) charged to cost of goods sold, RMB4,242,000 (2005: RMB2,473,000) charged to selling and distribution expenses and RMB96,883,000 (2005: RMB73,504,000) charged to general and administrative expenses.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

During the year, the Group had capitalized interest on borrowings in property, plant and equipment amounted to RMB193,857,000 (2005: RMB304,122,000) (Note 28).

Company
			Motor
			vehicles and	Office
		Plant and	transportation	and other	Construction
	Buildings	machinery	facilities	equipment	in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2005
Cost	12,850,944	24,298,413	1,034,390	246,080	6,391,167	44,820,994
Accumulated depreciation
and impairment	(4,439,254)	(12,257,050)	(578,361)	(122,391)	(21,322)	(17,418,378)

Net book amount	8,411,690	12,041,363	456,029	123,689	6,369,845	27,402,616

Year ended December 31, 2005
Opening net book amount	8,411,690	12,041,363	456,029	123,689	6,369,845	27,402,616
Additions	120,406	189,117	11,921	22,130	6,600,792	6,944,366
Transfers/reclassification	1,416,014	5,663,701	368,903	9,502	(7,458,120)	-
Depreciation	(479,676)	(1,505,555)	(282,429)	(32,810)	-	(2,300,470)
Impairment loss	-	-	-	-	(4,225)	(4,225)
Disposals	(22,618)	(45,698)	(8,401)	(430)	-	(77,147)

Closing net book amount	9,445,816	16,342,928	546,023	122,081	5,508,292	31,965,140

As of December 31, 2005
Cost	14,314,626	29,833,617	1,304,227	259,421	5,525,168	51,237,059
Accumulated depreciation
and impairment	(4,868,810)	(13,490,689)	(758,204)	(137,340)	(16,876)	(19,271,919)

Net book amount	9,445,816	16,342,928	546,023	122,081	5,508,292	31,965,140

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Company
			Motor
			vehicles and	Office
		Plant and	transportation	and other	Construction
	Buildings	machinery	facilities	equipment	in progress	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Year ended December 31, 2006
Opening net book amount	9,445,816	16,342,928	546,023	122,081	5,508,292	31,965,140
Additions	18,661	55,506	21,387	25,657	5,049,120	5,170,331
Transfers/reclassification	515,652	5,594,180	509,555	105,483	(6,724,870)	-
Depreciation	(471,758)	(2,038,758)	(113,620)	(35,966)	-	(2,660,102)
Impairment loss	(3,290)	(14,278)	(4,042)	(249)	-	(21,859)
Disposals	(6,354)	(62,701)	(7,028)	(385)	(118,004)	(194,472)

Closing net book amount	9,498,727	19,876,877	952,275	216,621	3,714,538	34,259,038

As of December 31, 2006
Cost	14,200,886	35,688,431	1,913,039	347,176	3,731,414	55,880,946
Accumulated depreciation
and impairment	(4,702,159)	(15,811,554)	(960,764)	(130,555)	(16,876)	(21,621,908)

Net book amount	9,498,727	19,876,877	952,275	216,621	3,714,538	34,259,038

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

8.	Land use rights

The Group's and the Company's interests in land use rights represent prepaid operating lease payments in the PRC held on leases of between 10 to 50 years and their carrying amounts analyzed as follows:

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Opening	62,275	16,048	56,849	10,621
Acquisitions of subsidiaries
(Note 5)	577,358	-	-	-
Additions	44,269	56,898	36,501	56,794
Amortization (Note 27)	(35,298)	(10,671)	(26,840)	(10,566)

Ending	648,604	62,275	66,510	56,849

All land use rights of the Group and of the Company are held on leases with remaining operating lease period within 45 years.

Land use rights of the Group of RMB248,528,000 (2005: Nil) were pledged as security for the Group's short-term bank loans (Note20(b)).

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

9.	Investments in subsidiaries - Company

(a)	Investments in subsidiaries

Company
	2006	2005
	RMB'000	RMB'000

Investments, at cost:
Listed securities in the PRC (Note)	965,196	965,196
Unlisted securities	3,260,039	1,177,636

	4,225,235	2,142,832

Market value of listed securities	10,843,200	5,280,000

Note:	Listed securities in the PRC represent shares in Shandong Aluminum Industry Co., Ltd. (Chinese Character) ("Shandong Aluminum"), whose A shares are listed on the Shanghai Stock Exchange.

- 82 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The following is a list of the principal subsidiaries as of December 31, 2006:

	Place of		Equity interest
	incorporation	Particulars of	held			Principal
Name	and operation	Legal status	issued capital	2006	2005	activities

Shandongi Aluminum	PRC	Joint stock	672,000,000	71.43%	71.43%	Manufacture and
Industry Co., Ltd.		company with	A shares of			distribution of
(Chinese Character)		limited liability	RMB1 each			alumina and
(Note 19(a))		listed on the				primary aluminum
Shanghai
Stock Exchange

Shanxi Longmen	PRC	Company with	Paid up capital of	55%	55%	Manufacture and
Aluminum Co., Ltd.		limited liability	RMB35,978,000			distribution of
(Chinese Character)						primary aluminum

The Institute of Shandong	PRC	(Note (ii))	Paid up capital of	100%	100%	Design of production
Qiyun Colored Metallurgy			RMB9,900,000			process and
Engineering Co., Ltd						provision
(Chinese Character)						of technical
consulting services

Zibo Wancheng Industrial	PRC	Company with	Paid up capital of	100%	100%	Provision of repair
Trading Co., Ltd.		limited liability	RMB13,830,000			and maintenance
(Chinese Character)						services for
electrical
plant and machinery

Zhengzhou Hicer Hitech	PRC	Company with	Paid up capital of	80%	80%	Manufacture and
Ceramics Co., Ltd.		limited liability	RMB5,000,000			distribution of
(Chinese Character)						ceramic products

Shanxi Aluminum	PRC	(Note (i))	Paid up capital of	72.57%	72.57%	Manufacture and
Factory Carbon Plant			RMB11,820,000			distribution of
(Chinese Character)						eleclrode

China Aluminum International	PRC	Company with	Paid up capital of	90.5%	90.5%	Import and
Trading Corp., Ltd.		limited liability	RMB200,000,000			export activities
(Chinese Character)

- 83 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	Place of		Equity interest
	incorporation	Particulars of	held			Principal
Name	and operation	Legal status	issued capital	2006	2005	activities

Shandong Aluminum	PRC	Company with	Paid up capital of	53.57%	53.57%	Manufacture and
Electronic Technology		limited liability	RMB20,000,000			distribution of
Co., Ltd						electronic products
(Chinese Character)

Research & Design	PRC	(Note (i))	Paid up capital of	100%	100%	Design provision of
Institute of			RMB2,000,000			technical consulting
China Great Wall						services
Aluminum Corporation
(Chinese Character)

Shanxi Huazhe	PRC	Company with	Paid up capital of	60%	60%	Manufacture and
Aluminum and Electricity		limited liability	RMB1,500,000,000			trading of primary
Co., Ltd.						aluminum products,
(Chinese Character)						and the generation
						of electricity

Aluminum Corporation of	Hong Kong	Company with	Paid up capital of	100%	100%	Foreign investment
China Hong Kong Ltd.		limited liability	HK$7,000,000			and alumina import
(Chinese Character)						and export activities

China Aluminum Qinghai	PRC	Company with	Paid up capital of	81.45%	81.45%	Import and
International Trading		limited liability	RMB6,000,000			export activities
Corp., Ltd
(Chinese Character)

Chalco Foshan Trading	PRC	Company with	Paid up capital of	89.60%	89.60%	Trading of alumina
Co., Ltd		limited liability	RMB10,000,000			and primary
(Chinese Character)						aluminum products

Chalco Chongqing	PRC	Company with	Paid up capital of	90.05%	90.05%	Trading of alumina
Trading Co., Ltd		limited liability	RMB3,000,000			and primary
(Chinese Character)						aluminum products

- 84 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	Place of		Equity interest
	incorporation	Particulars of	held			Principal
Name	and operation	Legal status	issued capital	2006	2005	activities

China Aluminum	PRC	Company with	Paid up capital of	88.69%	88.69%	Transportation of
International Shipping		limited liability	RMB6,000,000			services
and Forwarding
(Beijing) Corp., Ltd
(Chinese Character)

Chalco Kelin Aluminum	PRC	Company with	Paid up capital of	89.60%	89.60%	Trading of colored
of Shanghai Co., Ltd		limited liability	RMB3,000,000			metallurgy materials
(Chinese Character)						and bauxite

Chalco Western	PRC	Company with	Paid up capital of	81.45%	81.45%	Import and
Qinghai Int'l		limited liability	RMB15,000,000			export activities
Trading Co., Ltd.
(Chinese Character)

Shanxi Huatai Coal Co., Ltd.	PRC	Company with	Paid up capital of	98.34%	98.34%	Production and
(Chinese Character)		limited liability	RMB42,000,000			distribution of
						coal related products

Chalco Shandong	PRC	Company with	Paid up capital of	81.90%	81.90%	Import and
International Trading		limited liability	RMB10,000,000			export activities
Co. Ltd.
(Chinese Character)

Chalco Henan International	PRC	Company with	Paid up capital of	81.90%	81.90%	Import and
Trading Co. Ltd.		limited liability	RMB3,000,000			export activities
(Chinese Character)

Fushun Aluminum Co., Ltd	PRC	Company with	Paid up capital of	100%	-	Production and
(Chinese Character)		limited liability	RMB500,000,000			trading of primary
						aluminum products

Zunyi Aluminum Co., Ltd	PRC	Company with	Paid up capital of	61.29%	-	Production and
(Chinese Character)		limited liability	RMB330,000,000			trading of primary
						aluminum products

- 85 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

	Place of		Equity interest
	incorporation	Particulars of	held			Principal
Name	and operation	Legal status	issued capital	2006	2005	activities

Shandong Huayu	PRC	Company with	Paid up capital of	55%	-	Production and
Aluminum and		limited liability	RMB899,500,000			trading of primary
Power Co., Ltd.						aluminum products
(Chinese Character)

Gansu Hualu	PRC	Company with	Paid up capital of	51%	-	Production and
Aluminum Co., Ltd		limited liability	RMB530,000,000			trading of primary
(Chinese Character)						aluminum products

Shanxi Huasheng	PRC	Company with	Paid up capital of	51%	-	Production and
Aluminum Co., Ltd		limited liability	RMB1,000,000,000			trading of primary
(Chinese Character)						aluminum products

Chalco Zunyi	PRC	Company with	Paid up capital of	67%	-	Production and
Alumina Co., Ltd		limited liability	RMB280,000,000			trading of alumina
(Chinese Character)						products

Notes:

(i)

As of December 31, 2006, the legal status of these subsidiaries was "state-owned enterprise". The Company is in the process of rectifying the legal status of these subsidiaries which have been consolidated into the Group's financial statements as the Directors are of the opinion that these enterprises meet the criteria of being a subsidiary.

(ii)

The Chinese name of the subsidiary had been changed to The Design Institute of Shandong Qiyun Colored Metallurgy Engineering Co., Ltd. (Chinese Character) from The Design Institute of Shandong Aluminum Corporation (Chinese Character). Its paid-up capital was increased to RMB9,900,000 from RMB3,000,000 through utilizing its statutory surplus reserve.

The English names of the above subsidiaries represent the best effort by the management of the Group in translating their Chinese names as they do not have official English names.

- 86 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

10.	Interests/investments in jointly controlled entities/associates

(a)	Interests/investments in jointly controlled entities

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Unlisted equity
investments, at cost	-	-	590,633	187,819
Share of net assets	575,794	184,399	-	-

	575,794	184,399	590,633	187,819

Movements in interests in jointly controlled entities are as follows:

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Beginning of the year	184,399	66,877	187,819	70,669
Additions	402,814	117,150	402,814	117,150
Share of (losses)/
profits	(11,419)	372	-	-

End of the year	575,794	184,399	590,633	187,819

- 87 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

As of December 31, 2006, jointly controlled entities of the Group are as follows:

	Place of		Equity interest
	incorporation	Particulars of	held			Principal
Name	and operation	Legal status	issued capital	2006	2005	activities

Shanxi JinXin	PRC	Company with	Paid up capital of	50%	50%	Production and
Aluminum Co., Ltd		limited liability	RMB20,000,000			distribution of
(Chinese Character)						primary aluminum

Guangxi Huayin	PRC	Company with	Paid up capital of	33%	33%	Production and
Aluminum Co. Ltd.		limited liability	RMB1,735,650,000			distribution of
(Chinese Character)						alumina
(Note 35(b)(i))

The English names of jointly controlled entities represent the best effort by the management of the Group in translating their Chinese names as they do not have official English names.

- 88 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The Group's share of interests in its jointly controlled entities is as follows:

	2006	2005
	RMB'000	RMB'000

Assets:
Non-current assets	607,188	157,963
Current assets	615,473	198,617

	1,222,661	356,580

Liabilities:
Non-current liabilities	639,506	17,618
Current liabilities	7,361	154,563

	646,867	172,181

Net assets	575,794	184,399

Income	14,644	50,720
Expenses	(26,063)	(50,348)

(Loss)/profit after income tax	(11,419)	372

Proportionate interests in
jointly controlled entities'
commitments	1,612,295	2,116,552

There are no material contingent liabilities relating to the Group's interests in the jointly controlled entities, and no material contingent liabilities of the jointly controlled entities themselves.

- 89 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Interests/investments in associates

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Unlisted securities
(Note (i))	-	-	75,600	75,600
Listed securities
in the PRC
(Notes (ii) and (iii))	-	-	1,015,892	768,438
Share of net assets	1,273,226	886,375	-	-

	1,273,226	886,375	1,091,492	844,038

As of December 31, 2006, the market value of listed securities held by the Company amounted to RMB3,130,111,000 (2005: RMB744,072,000). Movements in interests in associates are as follows:

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Beginning of the year	886,375	45,000	844,038	45,000
Additions (Note (ii))	305,382	814,428	247,454	799,038
Share of profits	105,141	26,947	-	-
Dividend	(23,672)	-	-	-

End of the year	1,273,226	886,375	1,091,492	844,038

- 90 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Notes:

(i)

Unlisted securities represent investment in Jiaozuo Coal Group Xinxiang (Zhaogu) Energy Corporation Co. Ltd. (Chinese Character) ("Jiaozuo Energy "), which was set up between the Company and Jiaozuo Coal (Group) Co., Ltd. (Chinese Character). The Company has invested RMB75,600,000 and has 30% equity interest in this associate. The principal activity of the associate is coal production in Henan. As of December 31, 2006, this associate was still at the development stage.

(ii)

In September 2006, the Company acquired 29% equity interest in Jiaozuo Wanfang Aluminum Manufacturing Company Ltd. (Chinese Character) ("Jiaozuo Wanfang"), a company principally engaged in manufacturing and trading of primary aluminium at a cash consideration of RMB247,454,000. The acquisition resulted in an excess of interest in the net fair value of net assets acquired over cost of RMB57,928,000 which is recognized in the income statement during the year (Note 24).

(iii)

Listed securities represent investments in Lanzhou Aluminum Corporation Ltd. (Chinese Character) ("Lanzhou Aluminum") (Note 19(a)) and Jiaozuo Wanfang, both companies with their A shares listed on the Shanghai Stock Exchange in the PRC. The principal activities of Lanzhou Aluminum and Jiaozuo Wanfang are the manufacturing and trading of primary aluminium in the PRC.

As of December 31, 2006, associates of the Group are as follows:

	Place of		Equity interest
	incorporation	Particulars of	held			Principal
Name	and operation	Legal status	issued capital	2006	2005	activities

Jiaozuo Energy	PRC	Company with	Paid up capital of	30%	30%	Coal production
		limited liability	RMB252,000,000
Lanzhou Aluminum	PRC	Company with	Paid up capital of	28%	28%	Trading and
		limited liability	RMB542,326,578			production of
						primary
						aluminum and
						aluminum-fabricated
						products

Jiaozuo Wanfang	PRC	Company with	Paid up capital of	29%	-	Trading and
		limited liability	RMB480,176,083			production of
						primary aluminum
						products

- 91 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The Group's share of interests in its associates is as follows:

					% Interest
Name	Assets	Liabilities	Revenues	Profit	held
	RMB'000	RMB'000	RMB'000	RMB'000

As of December 31, 2005
Jiaozuo Energy	95,118	19,518	-	-	30%
Lanzhou Aluminum	1,247,867	437,092	586,178	26,947	28%

	1,342,985	456,610	586,178	26,947

As of December 31, 2006
Jiaozuo Energy	150,876	75,276	-	-	30%
Lanzhou Aluminum	1,948,081	1,055,695	973,431	81,611	28%
Jiaozuo Wanfang	890,504	585,264	277,950	23,530	29%

As of December 31, 2006	2,989,461	1,716,235	1,251,381	105,141

The English names of certain associates represent the best effort by the management of the Group in translating their Chinese names as they do not have official English names.

11.	Available-for-sale financial assets

Available-for-sale financial assets are investments in shares of fellow subsidiaries and other equity investments denominated in RMB, and are unquoted equity securities in which no quoted market prices for such financial assets are available in the PRC. They are stated at cost as a reasonable estimate of fair value could not be made without incurring excessive costs and they are not material to the Group's consolidated financial statements.

- 92 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

12.	Inventories

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Raw materials	3,337,349	3,016,770	2,396,812	2,448,928
Work in progress	3,199,175	2,144,369	2,283,194	1,639,186
Finished goods	1,929,092	1,489,061	952,652	635,268
Production supplies	570,766	584,531	478,806	565,120

	9,036,382	7,234,731	6,111,464	5,288,502

The cost of inventories recognized as expenses and included in cost of goods sold in the consolidated income statement amounted to RMB41,016,734,000 (2005: RMB24,822,109,000).

13.	Accounts receivable

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Trade receivables	671,178	457,556	325,810	341,300
Less:	Provision for
	impairment of
	receivables	(312,572)	(278,395)	(229,942)	(225,837)

	358,606	179,161	95,868	115,463

Trade receivables
from related parties	254,232	246,919	883,162	608,836
Less:	Provision for impairment
	of receivables	(156,406)	(176,458)	(157,507)	(176,458)

	97,826	70,461	725,655	432,378

	456,432	249,622	821,523	547,841
Bills receivable (Note)	1,569,730	711,569	847,714	494,943

	2,026,162	961,191	1,669,237	1,042,784

- 93 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Certain of the Group's sales were on advance payment or documents against payment. In respect of sales to large or long-established customers, subject to negotiation, a credit period for up to one year may be granted. As of December 31, 2006, the aging analysis of trade receivables, net of provision, is as follows:

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Within 1 month	304,522	112,013	665,808	453,815
Between 2 and 6 months	113,671	55,670	37,679	19,828
Between 7 and 12 months	8,552	39,973	93,463	39,214
Between 1 and 2 years	10,627	21,530	8,618	17,645
Over 2 years	19,060	20,436	15,955	17,339

	456,432	249,622	821,523	547,841

Note:	Bills receivable are bills of exchange with maturity dates within six months.

- 94 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

14.	Other current assets

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Purchase deposits to suppliers	1,072,882	652,225	143,397	194,165
Deposits and prepayments	350,295	183,962	229,647	95,590
Value-added tax recoverable	107,454	42,073	41,761	25,732
Financial assets at fair value
through profit or loss
(Note)	-	5,540	-	5,040
Interest receivable	28,267	180	28,153	180
Other receivables	74,001	36,775	58,013	26,525

	1,632,899	920,755	500,971	347,232

Receivables from
related parties	229,692	248,266	1,031,045	259,355

	1,862,591	1,169,021	1,532,016	606,587

Notes:

As of December 31, 2005, financial assets at fair value through profit or loss represented PRC treasury bonds and were disposed of during 2006.

As of December 31, 2006, the balances of the Group and of the Company were stated net of provision for doubtful receivables of RMB270,743,000 (2005: RMB249,428,000) and RMB253,647,000 (2005: RMB248,253,000), respectively.

The maximum exposure to credit risk in respect of the above other current assets at the reporting date is the fair value of each class of receivable mentioned above. The Group does not hold any collateral as security.

- 95 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

15.	Cash and cash equivalents

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Cash at bank and in hand	9,802,775	7,597,727	6,982,831	6,174,019
Time deposits	3,000,000	-	3,000,000	-

	12,802,775	7,597,727	9,982,831	6,174,019

The effective interest rate on time deposits ranged from 2.25% to 2.52% (2005: Nil of time deposits); these time deposits have an average maturity of 183 days to 365 days.

The Group and the Company's cash and cash equivalents were denominated in the following currencies:

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Renminbi denominated (Note)	12,351,042	7,536,106	9,785,366	6,173,535
U.S. Dollar denominated	239,493	57,976	656	484
Hong Kong Dollar denominated	9,461	2,745	-	-
Euro Dollar denominated	3,983	900	-	-
Australian Dollar denominated	196,809	-	196,809	-
Swiss Francs denominated	1,987	-	-	-

	12,802,775	7,597,727	9,982,831	6,174,019

Note:

RMB is not a freely convertible currency. The restrictions on foreign exchange imposed by the PRC government may result in material difference between future exchange rate and the current exchange rate or historical exchange rate. The Group believes that it is able to obtain sufficient foreign exchange for the performance of its relevant obligations.

- 96 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

For the purpose of the cash flow statement, time deposits with original maturity more than 3 months are excluded from cash and cash equivalents as follows:

Group
	2006	2005
	RMB'000	RMB'000

Cash at bank and in hand, and time deposits	12,802,775	7,597,727
Less:	Time deposits with original maturity
	more than 3 months	(3,000,000)	-

Cash and cash equivalents for the purpose of
the cash flow statement	9,802,775	7,597,727

16.	Deferred income tax

Deferred income tax is calculated in full on temporary differences under the liability method using the respective applicable rates.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same tax authority. The offset amounts are as follows:

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Deferred tax assets:
-	Deferred tax asset to
	be recovered
	after more than
	12 months	64,679	90,229	29,641	33,140
-	Deferred tax asset to
	be recovered
	within 12 months	342,236	318,645	277,465	282,395

		406,915	408,874	307,106	315,535

Deferred tax liabilities:
-	Deferred tax liabilities
	to be settled after
	more than 12 months	197,070	176,991	192,960	184,854

		209,845	231,883	114,146	130,681

- 97 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The gross movement on the deferred income tax account is as follows:

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Beginning of the year	231,883	140,316	130,681	96,276
Acquisition of
subsidiaries (Note 5)	33,174	-	-	-
(Charged)/credited to the
income statement (Note 29)	(55,212)	91,567	(16,535)	34,405

End of the year	209,845	231,883	114,146	130,681

The movement in deferred tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Movement of deferred tax assets:

Group
Provision for	Impairment of
receivable	property, plant
and inventories	and equipment	Accrued wages	Tax losses	Others	Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1,	54,797	60,681	43,152	46,902	240,606	182,790	46,541	-	23,778	16,997	408,874	307,370
Acquisition of
subsidiaries (Note 5)	12,860	-	12,453	-	6,732	-	-	-	1,129	-	33,174	-
(Credited)/charged to
the income statement	(10,397)	(5,884)	(3,929)	(3,750)	17,869	57,816	(34,260)	46,541	(4,416)	6,781	(35,133)	101,504

As of December 31,	57,260	54,797	51,676	43,152	265,207	240,606	12,281	46,541	20,491	23,778	406,915	408,874

- 98 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Company
Provision for	Impairment of
receivable	property, plant
and inventories	and equipment	Accrued wages	Others	Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1,	39,635	47,167	32,603	36,207	222,108	166,648	21,189	13,308	315,535	263,330

(Credited)/charged to
the income statement	(10,464)	(7,532)	(3,498)	(3,604)	10,922	55,460	(5,389)	7,881	(8,429)	52,205

As of December 31,	29,171	39,635	29,105	32,603	233,030	222,108	15,800	21,189	307,106	315,535

Movement of deferred tax liabilities:

Capitalization of borrowing costs
Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1,	176,991	167,054	184,854	167,054
Charged to the
income statement	20,079	9,937	8,106	17,800

As of December 31	197,070	176,991	192,960	184,854

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

17.	Accounts payable

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Trade payables	2,651,048	2,584,557	1,960,804	1,991,259
Trade payables to related parties	188,415	54,526	154,663	87,469

	2,839,463	2,639,083	2,115,467	2,078,728
Bills payable (Note)	48,010	10,166	-	-

	2,887,473	2,649,249	2,115,467	2,078,728

As of December 31, 2006, the aging analysis of the trade payables is as follows:

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Within 1 month	2,306,560	1,804,096	1,814,931	1,418,098
Between 2 and 6 months	434,248	639,520	213,951	486,718
Between 7 and 12 months	871	131,596	31,874	126,701
Between 1 and 2 years	46,348	22,806	25,137	10,158
Between 2 and 3 years	5,557	7,279	3,140	6,380
Over 3 years	45,879	33,786	26,434	30,673

	2,839,463	2,639,083	2,115,467	2,078,728

Note:	Bills payable are repayable within six months.

- 100 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

18.	Other payables and accruals

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Construction costs payable	1,561,500	1,629,934	1,132,658	1,232,748
Sales deposits from customers	1,577,694	1,571,884	690,877	1,143,621
Accrued payroll and bonus	1,027,737	934,869	903,900	875,081
Staff welfare payable	304,356	221,898	220,312	199,530
Accrued contributions to
retirement schemes	21,843	12,174	16,049	8,497
Taxes other than income
taxes payable (Note (a))	454,033	256,990	376,157	363,286
Unrealized loss on
futures contracts (Note (b))	5,703	8,360	-	-
Consideration payable in
respect of acquisition of
business (Note 5)	400,000	-	400,000	-
Retention monies on
construction projects	131,083	54,766	104,687	54,693
Dividend payable	40,808	-	24,921	-
Others	409,127	238,615	280,024	209,597

	5,933,884	4,929,490	4,149,585	4,087,053
Amount due to related parties	936,749	655,827	718,236	1,459,150

	6,870,633	5,585,317	4,867,821	5,546,203

Notes:

(a)	Taxes other than income taxes payable mainly comprise accruals for value-added tax, land use tax and city construction tax.

- 101 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	The fair value of futures contracts are based on quoted market prices. As of December 31, 2006, the Group's position in futures contracts and options of aluminum is as follows:

As of December 31, 2006	As of December 31, 2005
		Contract	Market	Unrealized			Contract	Market	Unrealized
	Tonnes	value	value	gain/(loss)	Maturity	Tonnes	value	value	gain/(loss)	Maturity
		RMB'000	RMB'000	RMB'000			RMB'000	RMB'000	RMB'000

Futures contracts:
- Short	13,500	283,896	295,042	(11,146)	January	5,000	83,644	92,004	(8,360)	February
					2007 to					2007 to
					April					May
					2007					2007

- Long	20,000	438,423	440,178	1,755	January	-	-	-	-	-
					2007

Options:
- Sales	31,000	23,543	19,855	3,688	January	-	-	-	-	-
					2007 to
					December
					2007

				(5,703)						(8,360)

- 102 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

19.	Issued capital and reserves

(a)	Share capital - Company

Group and the Company
	Number of shares	Share capital
		RMB'000

At January 1, 2005 and January 1, 2006	11,049,876,153	11,049,876
Issuance of shares	600,000,000	600,000

At December 31, 2006	11,649,876,153	11,649,876

As of December 31, 2006 and 2005, all issued shares are registered and fully paid, divided into 11,649,876,153 shares (2005: 11,049,876,153 shares) of RMB1.00 each, comprising 7,705,910,185 domestic shares and 3,943,965,968 H shares (2005: 7,750,010,185 domestic shares and 3,299,865,968 H shares).

On May 9, 2006, the Company entered into a placing agreement to place 600,000,000 new H shares, representing approximately 5.43% of the issued shares of the Company (before the placement), at a price of HK$7.25 per share (the "Placement"). In connection with the Placement, the National Social Security Fund Council (the "NSSF") of the PRC entrusted the Company to effect a sale of a total of 44,100,000 H shares upon conversion of the same number of existing domestic shares that are to be allocated from Aluminum Corporation of China ("Chinalco"), the parent company of the Company (Note 37), to NSSF as part of the Placement. Total proceeds from the placement amounted to RMB4,502,492,000 and total issuance cost amounted to approximately RMB112,023,000.

At the 2005 Annual General Meeting held on May 10, 2006, the Board approved the Company to submit applications to China Securities Regulatory Commission for the issuance of a maximum of 1,500,000,000 A shares to the PRC public, and to the Shanghai Stock Exchange for the listing of its A shares thereon. The amount to be raised from the proposed A Share issuance is expected to be not more than RMB8 billion. On February 27, 2007, the Company's shareholders approved the Company to issue no more than 1,500,000,000 domestically listed Renminbi-denominated ordinary shares with nominal value of RMB1.00 each by way of share exchange to acquire the remaining equity interest in Shandong Aluminum and Lanzhou Aluminum. The issuance is structured by way of share exchange with the existing shareholders of Shandong Aluminum and Lanzhou Aluminum other than the Company, at an issuance price of RMB6.60 per share. The Company will not raise any funds from the public. As of the approval date of these financial statements, the preparation of the above transactions is currently in progress.

- 103 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Reserves

			Company
			Statutory
		Statutory	public
	Capital	surplus	welfare	Retained
	reserve	reserve	fund	earnings	Total
	(Note (b)(i))	(Note (b)(ii))	(Note (b)(iii))	(Note (b)(iv))
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

As of January 1, 2005	6,204,045	1,125,557	1,125,557	6,833,637	15,288,796
Profit for the year	-	-	-	6,772,745	6,772,745
Transfers	14,711	688,619	688,619	(1,391,949)	-
Dividends	-	-	-	(1,944,778)	(1,944,778)

As of December 31, 2005	6,218,756	1,814,176	1,814,176	10,269,655	20,116,763

Retained earnings represented by:
2005 final dividend proposed					2,364,673
Unappropriated retained earnings					7,904,982

Retained earnings
as of December 31, 2005					10,269,655

As of January 1, 2006,	6,218,756	1,814,176	1,814,176	10,269,655	20,116,763
Transfers	-	2,963,839	(1,814,176)	(1,149,663)	-
Issuance of shares,
net of issuance costs	3,790,469	-	-	-	3,790,469
Profit for the year	-	-	-	10,493,744	10,493,744
Dividends	-	-	-	(4,554,850)	(4,554,850)

As of December 31, 2006	10,009,225	4,778,015	-	15,058,886	29,846,126

- 104 -

APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

As of December 31, 2006, all retained earnings were unappropriated.

(i)	Capital reserve

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Capital reserve represents:
Premium on issue of shares upon
group reorganization	2,403,804	2,403,804	2,403,804	2,403,804
Premium on subsequent issue
of shares to the public	7,294,597	3,504,128	7,294,597	3,504,128
Gain on waiver of interest	171,964	171,964	171,964	171,964
Other reserve	138,860	138,860	138,860	138,860

	10,009,225	6,218,756	10,009,225	6,218,756

Capital reserve can only be used to increase share capital. Pursuant to the PRC accounting standards on debt restructuring, any gains arising from debt restructuring which represent the difference between the final settlement and the carrying value of the debt concerned are directly reflected in capital reserve and therefore not distributable. Accordingly, a transfer has been made from retained earnings to reflect its non-distributable nature.

Other reserve represents contributions from Chinalco in respect of subsidies contributed by the Ministry of Finance of the PRC to Chinalco to support certain technical improvement projects of the Group. Pursuant to relevant PRC regulations, these subsidies should be treated as the equity interest of Chinalco; therefore can only be used to increase Chinalco's shares in the Company in the event that new issuance of shares is made in the future.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(ii)	Statutory surplus reserve

In accordance with relevant PRC laws and financial regulations, every year the Company is required to transfer 10% of the profit after taxation prepared in accordance with PRC accounting standards to the statutory surplus reserve until the balance reaches 50% of the paid-up share capital. Such reserve can be used to reduce any losses incurred and to increase share capital. Statutory surplus reserve balance should not fall below 25% of the registered capital after the placing.

(iii)	Statutory public welfare fund and discretionary surplus reserve

In accordance with relevant PRC laws and financial regulations, every year the Company is required to transfer between 5% to 10% of the profit after taxation prepared in accordance with PRC accounting standards to the statutory public welfare fund. The use of this fund is restricted to capital expenditure for employees' collective welfare facilities, the ownership in respect of which belongs to the Group. The statutory public welfare fund is not available for distribution to shareholders except under liquidation. Once any capital expenditure on staff welfare facilities has been made, an equivalent amount must be transferred from the statutory public welfare fund to the discretionary surplus reserve, a reserve which can be used to reduce any losses incurred or to increase share capital.

Prior to January 1, 2006, the Board of Directors determined on an annual basis the percentage of the profit after tax, as determined under the PRC accounting standards and regulations, to be appropriated to the statutory public welfare fund. Starting from January 1, 2006 onward, the Company is prohibited from providing further appropriation out of net profit to statutory public welfare fund pursuant to the revised Company Law. The balance of statutory public welfare fund as at January 1, 2006 was converted into statutory surplus reserve fund.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(iv)	Retained earnings (accumulated losses)

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Company and subsidiaries	17,097,679	11,329,684	15,058,886	10,269,655
Jointly controlled entities	(16,102)	(4,683)	-	-
Associates	132,088	26,947	-	-

	17,213,665	11,351,948	15,058,886	10,269,655

20.	Borrowings

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Non-current:
Long-term bank loans (Note (a))	8,480,736	9,690,493	3,210,936	5,620,493
Current:
Long-term bank loans (Note (a))	2,350,818	1,353,980	2,229,218	1,353,980
Short-term bank loans (Note (b))	2,762,040	2,378,998	-	580,000
Short-term bonds (Note (c))	4,985,111	1,970,840	4,985,111	1,970,840

	10,097,969	5,703,818	7,214,329	3,904,820

Total	18,578,705	15,394,311	10,425,265	9,525,313

Estimated fair value of
long-term loans (Note (a))	10,829,715	11,043,601	5,438,315	6,973,601

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(a)	Long-term bank loans

The maturity of long-term bank loans is as follows:

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Within one year	2,350,818	1,353,980	2,229,218	1,353,980
In the second year	2,082,658	1,929,140	1,361,058	1,929,140
In the third to fifth year	4,311,974	4,866,941	1,702,174	3,686,941
After the fifth year	2,086,104	2,894,412	147,704	4,412

	10,831,554	11,044,473	5,440,154	6,974,473

As of December 31, 2006, long-term bank loans of the Group and of the Company of RMB494,000,000 and of Danish Krone 6,481,000 (equivalent to approximately RMB8,994,000) (2005: RMB494,000,000) and RMB494,000,000 and of Danish Krone 6,481,000 (equivalent to approximately RMB8,994,000) (2005: RMB494,000,000), respectively, were guaranteed by Chinalco, the Company's parent company (Note 36).

Long-term bank loans of a subsidiary of RMB780,000,000 (2005: RMB780,000,000) were guaranteed by a minority shareholder of a subsidiary of the Company.

As of December 31, 2006, long-term bank loans of a subsidiary of RMB1,170,000,000 (2005: RMB1,100,000,000) were guaranteed by the Company.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Long-term bank loans of the Group and of the Company of RMB1,187,400,000 (2005:Nil) were pledged by property, plant and equipment (Note7) at the carrying amounts of RMB2,288,231,000 (2005: Nil).

As of December 31, 2006, long term bank loans of RMB4,122,160,000 (2005: RMB5,165,160,000) were provided by shareholders of the Company.

The characteristics of the Group's long-term bank loans as of December 31, 2006 are analyzed as follows:

Loan	Interest rate and final maturity	2006	2005
		RMB'000	RMB'000

Renminbi-denominated loans:
Development of	Variable interest rates ranging	9,649,560	10,021,160
production facilities	from 5.2% to 6.4% per annum
	as of December 31, 2006
	with maturity dates through 2013
	(2005: 4.9% to 6.1% per annum
	with maturity date through 2010)
Working capital	Variable interest rates ranging	1,173,000	1,014,000
	from 3.6% to 6.4% per annum
	as of December 31, 2006
	with maturity dates through 2011
	(2005: 3.6% to 5.2% per annum
	with maturity dates through 2009)
Danish Krone-denominated loans:
Development of	Fixed interest rates 0.3% per annum	8,994	9,313
production	as of December 31, 2006 with
facilities	maturity dates through 2015
	(2005: fixed interest rates 0.3%
	per annum with maturity dates
	through 2015)

		10,831,554	11,044,473

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The estimated fair values of long-term loans (current portion included) are calculated based on discounted cash flows using applicable discount rates from the prevailing market interest rates offered to the Group for debt with substantially the same characteristics and maturity dates. The discount rates as at December 31, 2006 and December 31, 2005 were approximately 5.2% and 4.0%, respectively. The estimated fair value of current borrowings approximates their carrying amounts.

(b)	Short-term bank loans

Short-term bank loans are dominated in following currencies:

As of December 31,
Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Renminbi	2,762,040	836,140	-	580,000
US Dollar	-	1,542,858	-	-

	2,762,040	2,378,998	-	580,000

The effective interest rates as of December 31, 2006 ranged from 4.86% to 5.85% (2005: 3.33% to 5.58%).

Short-term bank loans of RMB478,200,000 (2005: Nil) of certain subsidiaries were guaranteed by their then minority shareholders.

As of December 31, 2006, no short-term bank loans of subsidiaries were guaranteed by the Company (2005: RMB12,000,000 and US$191,180,000 (equivalent to RMB1,542,858,000)).

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Short-term bank loans of RMB761,140,000 (2005: RMB264,140,000) were provided by a shareholder of the Company.

Short-term bank loans of RMB384,000,000 (2005: Nil) of a subsidiary were pledged by the related inventories.

Short-term bank loans of RMB612,700,000 (2005: Nil) of subsidiaries were pledged by property, plant and equipment (Note 7) and land use rights (Note 8) at the carrying amounts of RMB715,055,000 (2005: Nil) and RMB248,528,000 (2005: Nil), respectively.

The estimated fair value of short-term bank loans as of December 31, 2006 and 2005 approximates their carrying amounts.

(c)	Short-term bonds

In June 2005, the Company issued short-term bonds with a total face value of RMB2,000,000,000 at a discount (face value RMB100 per unit) with a maturity of one year for working capital purposes. The effective interest rate of these bonds was 3.33% per annum. These short-term bonds have matured and were fully redeemed in June 2006.

In May 2006, the Company issued short-term bonds with a total face value of RMB3,000,000,000 at par (face value RMB100 per unit) with a maturity of one year for working capital purposes. The coupon interest rate of these bonds is 3.13% per annum.

In December 2006, the Company was granted a qualification to issue the second tranche of corporate short-term bonds within a credit of RMB5 billion, and issued short-term bonds with a total face value of RMB2,000,000,000 at a discount (face value RMB100 per unit) and maturity of one year for working capital. The effective interest rate of these bonds is 3.44% (excluding other expenses). As of December 31, 2006, the short-term bonds were stated at net of discount of RMB1,934,312,000.

The estimated fair value of short-term bonds as of December 31, 2006 and 2005 approximates their carrying amounts.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(d)	Banking facilities

As of December 31, 2006, the Group had total banking facilities of approximately RMB50,082 million (2005: RMB37,672 million), inclusive of long-term facilities of approximately RMB17,600 million (2005: RMB13,963 million) and other facilities of approximately RMB32,482 million (2005: RMB23,709 million). Out of the total banking facilities granted, amounts totaling RMB13,680 million have been utilized as of December 31, 2006 (2005: RMB13,423 million). Banking facilities of approximately RMB16,200 million will be subject to renewals in 2007. The Directors of the Company are confident that such banking facilities can be renewed upon expiration.

21.	Turnover, revenue and segment information

The Group is principally engaged in the production and distribution of alumina and primary aluminum. Revenues recognized during the year are as follows:

	2006	2005
	RMB'000	RMB'000

Revenue
Sales of goods and services,
net of value-added tax	61,015,134	37,110,319

Other revenues (Note)
Rendering of services	138,401	114,211
Sales of scrap and other materials	376,598	303,200
Supply of electricity, heat, gas and water	366,132	298,756

	881,131	716,167

Total revenues	61,896,265	37,826,486

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Note:

Total other revenues and related cost of sales were previously classified as "net other revenues and gains" for the year ended December 31, 2005, they were separately presented as part of the total revenue and cost of goods sold, respectively, in the income statement for the year ended December 31, 2006.

Rendering of services mainly comprises revenues from the provision of transportation, machinery processing and production design services.

Primary reporting format - business segments

The Group is organized in the PRC into two main business segments:

*	Alumina segment - comprising mining and processing of bauxite into alumina and the associated distribution activities.

*	Primary aluminum segment - comprising production of primary aluminum and the associated distribution activities.

In addition, the Group also provides other services.

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina and primary aluminum business carried out by Zhengzhou Research Institute and minor production and distribution of alumina hydrate, are grouped under corporate and other services segment.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

All inter-segment and inter-plant sales are made at prices approximate to market prices.

Segment assets consist primarily of intangible assets, property, plant and equipment, inventories, receivables and operating cash, and exclude assets not dedicated to a particular segment. Segment liabilities consist primarily of operating liabilities and exclude liabilities not dedicated to a particular segment.

Capital expenditure comprises additions to intangible assets and property, plant and equipment, including additions resulting from acquisitions through purchases of subsidiaries, investments in jointly controlled entities and associates.

Year ended December 31, 2006
			Corporate
		Primary	and other	Inter-segment
	Alumina	aluminum	services	elimination	Unallocated	Group total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Sales
External sales	27,008,668	33,256,788	749,678	-	-	61,015,134
Inter-segment sales	10,603,395	-	-	(10,603,395)	-	-

	37,612,063	33,256,788	749,678	(10,603,395)	-	61,015,134

Operating profit
(loss)/
Segment results	13,341,914	4,476,108	(54,493)	(162,509)	(198,780)	17,402,240

Finance costs						(715,717)
Share of losses of
jointly controlled
entities	-	(11,419)	-	-	-	(11,419)
Share of profits
of associates	-	105,141	-	-	-	105,141

Profit before
income taxes						16,780,245
Income taxes						(4,393,561)

Profit for the year						12,386,684

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Other segment items included in the income statement are as follows:

Depreciation and
amortization	2,014,922	1,360,283	19,967	-	101,768	3,496,940
Impairment loss
on property,
plant and equipment	21,976	10,327	-	-	-	32,303
Provision for
obsolete inventories	29,350	17,019	-	-	-	46,369
Provision for impairment
of receivables	2,612	8,447	1,049	-	-	12,108

Year ended December 31, 2005
			Corporate
		Primary	and other	Inter-segment
	Alumina	aluminum	services	elimination	Unallocated	Group total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Sales
External sales	22,853,792	14,128,496	128,031	-	-	37,110,319
Inter-segment sales	5,191,749	-	-	(5,191,749)	-	-

	28,045,541	14,128,496	128,031	(5,191,749)	-	37,110,319

Operating profit (loss)/
Segment results	10,312,306	231,940	(48,438)	(107,968)	(306,604)	10,081,236

Finance costs						(366,908)
Share of profits of
jointly controlled entities	-	372	-	-	-	372
Share of profits of an associates	-	26,947	-	-	-	26,947

Profit before income taxes						9,741,647
Income taxes						(2,495,213)

Profit for the year						7,246,434

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Other segment items included in the income statement are as follows:

Depreciation and
amortization	1,713,281	743,264	41,177	-	27,222	2,524,944
Impairment loss on property,
plant and equipment	4,225	-	-	-	-	4,225
Provision for
obsolete inventories	11,337	1,847	-	-	-	13,184
Provision for impairment
of receivables	19,566	5,267	635	-	-	25,468

The segment assets and liabilities as of December 31, 2006 for the year then ended are as follows:

			Corporate
		Primary	and other	Inter-segment
	Alumina	aluminum	services	elimination	Unallocated	Group total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Assets	42,512,021	25,776,569	8,647,645	(1,028,076)	2,096,157	78,004,316
Liabilities	7,070,077	11,463,285	8,700,147	(1,028,076)	4,032,957	30,238,390
Capital expenditure	3,554,884	4,324,238	122,214	-	692,986	8,694,322

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

The segment assets and liabilities as at 31 December, 2005 for the year then ended are as follows:

			Corporate
		Primary	and other	Inter-segment
	Alumina	aluminum	services	elimination	Unallocated	Group total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Assets	35,445,213	16,563,819	6,153,200	(643,867)	1,491,514	59,009,879
Liabilities	9,373,274	6,332,311	4,767,800	(643,867)	4,975,467	24,804,985
Capital expenditure	5,369,606	2,793,892	124,811	-	129,623	8,417,932

Secondary reporting format - geographical segments

The Group's operations are principally carried out in the PRC and the related assets are located there. Accordingly, no geographical segments are presented.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

22.	Selling and distribution expenses

	2006	2005
	RMB'000	RMB'000

Transportation and loading	567,522	396,652
Packaging expenses	183,871	157,570
Port expenses	44,147	32,197
Salaries and welfare expenses	28,615	30,939
Sales commission and other handling fee	16,150	23,206
Marketing and advertising (Note)	39,073	33,780
Depreciation - non production property,
plant and equipment	4,242	2,473
Others	74,513	43,680

	958,133	720,497

Note:

Marketing and advertising expenses were previously classified as "general and administrative expenses" for the year ended December 2005. They were reclassified as "selling and distribution expenses" for the year ended December 31, 2006.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

23.	General and administrative expenses

	2006	2005
	RMB'000	RMB'000

Salaries and welfare expenses	561,149	466,196
Taxes other than income taxes (Note)	599,291	383,925
Depreciation - non production property, plant and equipment	96,883	73,504
Amortization - land use rights	35,298	10,671
Traveling and entertainment	152,859	84,023
Utilities and office supplies	60,473	47,442
Repairs and maintenance	33,883	23,209
Insurance	54,512	46,539
Rental expenses
- Head office	57,045	45,217
- Other branches and subsidiaries	37,668	12,783
Pre-operation expenses	7,934	42,379
Legal and professional fees	73,979	44,971
Auditor's remuneration
- audit fees	30,000	14,660
- audit related fees	4,253	9,291
- other fees	781	978
Others	286,661	183,749

	2,092,669	1,489,537

Note:

Taxes other than income taxes mainly comprise land use tax, property tax and stamp duty.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

24.	Other income and other gains/(losses), net

	2006	2005
	RMB'000	RMB'000

Other income
Interest income	183,514	89,363
Income from held-to-maturity investments	-	193
Interest waived (Note (a))	-	14,711
Government grants (Note (b))	58,515	5,440
	242,029	109,707
Other gains/ (losses)
Realized and unrealized gain on future contracts, net	86,633	5,760
Gain on sales of financial assets
at fair value through profit or loss	-	5,582
Excess of interest in the net fair value of
net assets acquired over cost arising from acquisitions of
- subsidiaries (Note 5)	177,972	-
- an associate (Note 10(b)(ii))	57,928	-
Others	57	(329)

	322,590	11,013

	564,619	120,720

Notes:

(a)

In 2005, the Company entered into an interest waiver agreement with the State Development Planning Commission to settle in full the outstanding loans of RMB19 million, under which agreement the interest payable on the outstanding loans was waived.

(b)	The Group obtained and recognized government grants as income in respect of certain qualified technical improvement projects and capital investments.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

25.	Staff costs

	2006	2005
	RMB'000	RMB'000

Wages, salaries and bonus	2,687,982	2,317,347
Housing fund	189,840	154,977
Contributions to retirement schemes (Note (a))	442,562	390,713
Welfare and other expenses (Note (b))	648,298	546,531

	3,968,682	3,409,568

Notes:

(a)

The employees of the Group participate in various retirement benefit schemes organized by the relevant provincial and municipal governments under which the Group is required to make monthly defined contributions to these plans at rates ranging from 15% to 20% (2005: 15% to 25%) of the employees' basic wages / salaries for the respective years. The Group's contributions to these defined contribution schemes are expensed as incurred and are not reduced by forfeited contributions. The assets of these schemes, which are operated by the respective governments, are held separately from the Company and its subsidiaries.

(b)

Welfare and other expenses, including welfare, staff committee expenses, education expenses, unemployment insurance expenses are accrued based on 14% (2005: 14%) of the wages and recognized in the income statement.

Staff costs include remuneration payable to Directors, Supervisors and senior management as set out in Note 26.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

26.	Directors, Supervisors and senior management's remuneration

(a)	Directors' and Supervisors' remuneration

The aggregate amounts of remuneration payable to Directors and Supervisors of the Company during the year are as follows:

	2006	2005
	RMB'000	RMB'000

Fees	1,098	1,097
Basic salaries, housing allowances,
other allowances and benefits in kind	3,107	2,956
Discretionary bonus	2,016	2,265
Contributions to the retirement scheme	106	80

	6,327	6,398

The remuneration of each Director for the year ended December 31, 2006 is set out below:

				Employer's
				contribution to
			Discretionary	retirement
Name of Director	Fees	Salary	bonus	schemes	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

2006:
Xiao Yaqing	-	754	622	19	1,395
Xiong Weiping
(Resigned on August 23, 2006)	-	423	346	12	781
Wang Dianzuo	266	-	-	-	266
Kang Yi	266	-	-	-	266
Luo Jianchuan	-	555	351	19	925
Chen Jihua	-	506	282	19	807
Joseph C. Muscari	150	-	-	-	150
Shi Chungui	150	-	-	-	150
Poon Yiu Kin	266	-	-	-	266
Zhang Chengzhong
(Appointed on October 13, 2006)	-	506	282	19	807

	1,098	2,744	1,883	88	5,813

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

				Employer's
				contribution to
			Discretionary	retirement
Name of Director	Fees	Salary	bonus	schemes	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

2005:
Xiao Yaqing	-	762	594	20	1,376
Xiong Weiping	-	640	495	20	1,155
Wang Dianzuo	276	-	-	-	276
Chiu Chi Cheong, Clifton
(Resigned on October 14, 2005)	212	-	-	-	212
Chen Xiaozhou
(Resigned on March 27, 2005)	38	-	-	-	38
Kang Yi	276	-	-	-	276
Luo Jianchuan	-	566	335	20	921
Chen Jihua	-	508	269	20	797
Joseph C. Muscari	150	-	-	-	150
Shi Chungui
(Appointed on June 9, 2005)	88	-	-	-	88
Poon Yiu Kin, Samuel
(Appointed on October 14, 2005)	57	-	-	-	57

	1,097	2,476	1,693	80	5,346

The remuneration of the Directors and Supervisors fell within the following bands:

Number of individuals
	2006	2005

Nil to RMB1,000,000	14	12
RMB1,000,001 - RMB1,500,000	1	2

No Directors or Supervisors of the Company waived any remuneration during the respective years.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Five highest paid individuals

The five individuals whose remuneration was the highest in the Group were as follows:

Number of individuals
	2006	2005

Directors and supervisors	4	3
Senior management	1	2

The five individuals whose remuneration were the highest in the Group for the year include four (2005: three) Directors whose remuneration are reflected in the analysis presented above. The remuneration payable to the remaining one individual (2005: two) during the year, are as follows:

	2006	2005
	RMB'000	RMB'000

Basic salaries, housing allowances,
other allowances and benefits in kind	506	1,046
Discretionary bonus	282	538
Contributions to the retirement scheme	19	29

	807	1,613

27.	Expenses charged to the income statement

	2006	2005
	RMB'000	RMB'000

Amortization of land use rights (Note 8)	35,298	10,671
Depreciation of property, plant and equipment,
net of capitalization in inventories (Note 7)	3,437,438	2,477,877
Loss on disposal of property,
plant and equipment (Note 33)	55,579	63,355
Impairment loss on property,
plant and equipment (Note 7)	32,303	4,225
Operating lease rentals in respect of land and buildings	334,357	242,619
Provision for obsolete inventories	46,369	13,184
Provision for impairment of receivables	12,108	25,468

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

28.	Finance costs

	2006	2005
	RMB'000	RMB'000

Interest on borrowings	867,472	708,600
Less: Amount capitalized in
construction in progress (Note (a))	(193,857)	(304,122)

	673,615	404,478
Exchange loss/(gain), net (Note (b))	42,102	(37,570)

	715,717	366,908

Notes:

(a)

Borrowing costs arising on financing entered into for the construction of production facilities were capitalized during the year as property, plant and equipment (Note 7). A capitalization rate used was 5.15% (2005: 5.21%) per annum, representing the borrowing cost of the loan used to finance the construction of production facilities.

(b)

The net exchange loss for the year ended December 31, 2006 was mainly due to the appreciation of RMB as the proceeds from the issuance of new H shares were received in Hong Kong Dollar. The net exchange gain for the year ended December 31, 2005 was mainly related to foreign currency denominated loans.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

29.	Income tax expense

(a)	The amount of taxation charged to the income statement represents:

	2006	2005
	RMB'000	RMB'000

Current taxation:
PRC enterprise income tax	4,382,581	2,627,246
Over provision in prior years	(44,232)	(40,466)
Deferred tax (Note 16)	55,212	(91,567)

	4,393,561	2,495,213

(b)

Three branches and a subsidiary of the Company located in the western region of China (namely Guangxi branch, Qinghai branch, Guizhou branch, China Aluminum Qinghai International Trading Corp., Ltd. (Chinese Character) were granted a tax concession to pay PRC income tax at a preferential rate of 15%. The preferential tax rate is applicable to qualified operations of the three branches and of the subsidiary in specified regions with effect from January 1, 2001 for a ten-year period to December 31, 2010 and from January 1, 2003 for a nine-year period to December 31, 2011, respectively, as long as they continue to engage in qualified operations in their respective regions. The relevant tax concessions are subject to review on a regular basis. In 2006, the above tax concessions had been confirmed and approved by respective tax authorities.

Chalco Western Qinghai Int'l Trading Co., Ltd. ("Western Trading"), a subsidiary of the Company, located in Xining Economic and Technology Developing District had registered and commenced business in October 2003. Pursuant to Qinghai Province Development of Western Region Policy (Qing Zheng 2003 No.35), starting from the commencement of its business, Western Trading is exempted from PRC income tax for the first 5 years and is at a preferential rate of 15% for the years after. The exemption of PRC income tax amounting to RMB44,007,000 (2005: RMB35,346,000) for the year ended December 31, 2005 was approved by the Qinghai Province Tax Bureau and the whole amount has been written-back in the current year.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Pursuant to the Statement on Supporting Fund for Development of Enterprises issued by the local government of Caolu Town, Pudong New Areas, Shanghai, Chalco Kelin Aluminum of Shanghai Co., Ltd., a subsidiary of the Company, was exempted from PRC income tax for the first year and at a preferential rate of 15% for the two years after.

Zunyi Aluminum, a subsidiary of the Company, is granted a tax concession and is taxed at a rate of 15% from January 1, 2005 for a 5-year period to December 31, 2010.

The current PRC income taxes of the Company, its subsidiaries and jointly controlled entities have been provided at the basic tax rate of 33% (2005: 33%) on the assessable profits for the respective years, except for those related to the above operations in the Group.

(c)	The tax on the Group's profit before income tax differs from the expected amount that would arise using the basic tax rate in the PRC applicable to the Group as follows:

	2006	2005
	RMB'000	RMB'000

Profit before income tax	16,780,245	9,741,647

Tax calculated at a tax rate of 33%	5,537,481	3,214,744
Tax losses for which no deferred income
tax asset was recognized	5,369	5,493
Income not subject to tax	(218,644)	(58,977)
Expenses not deductible for tax purposes	244,564	67,092
Utilization of prior years' unrecognized tax losses	(30,109)	(12,307)
Differential tax rates on the profit of certain
branches and subsidiaries	(1,032,399)	(606,478)
Tax credit for capital expenditure (Note)	(68,469)	(73,888)
Over provision in prior years (Note 29(b))	(44,232)	(40,466)

Tax charge	4,393,561	2,495,213

Weighted average effective tax rate	26.18%	25.6%

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

Note:

This primarily represents incentive in the form of tax credit given by the relevant tax authorities in respect of production plant and equipment purchased in the domestic market.

Share of associates' income tax expenses for the year amounted RMB28,084,000 (2005: RMB4,166,000), were included in the consolidated income statement as share of profits of associates.

The jointly controlled entities did not incur any income tax expenses for the year (2005: Nil).

30.	Profit attributable to equity holders of the Company

The profit attributable to equity holders of the Company is dealt with in the financial statements of the Company to the extent of RMB10,493,744,000 (2005: RMB6,772,745,000).

31.	Earnings per share

The calculation of basic earnings per share is based on the Group's profit attributable to equity holders of the Company for the year ended December 31, 2006 of RMB11,744,676,000 (2005: RMB7,022,422,000) and the weighted average number of 11,439,465,194 shares (2005: 11,049,876,153 shares) in issue during the year.

As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

32.	Dividends

	2006	2005
	RMB'000	RMB'000

Interim - RMB0.188 (2005: Nil) per share	2,190,177	-
Proposed final - (Note) (2005: RMB0.214) per share	-	2,364,673

Total	2,190,177	2,364,673

Note:

Given the pending A share listing by the Company and the acquisitions of Shandong Aluminum and Lanzhou Aluminum by the Company, the Company will after completion of the proposed A share listing and the acquisitions of Shandong Aluminum and Lanzhou Aluminum declare the final dividend for the year ended December 31, 2006, which, based on 35% of the profit after tax and after deducting the interim dividend paid, would amount to a distributable profit of approximately RMB1,482,633,000. Such dividend, when declared, will be distributed to the new and existing shareholders of the Company. Due to the same reason, both Shandong Aluminum and Lanzhou Aluminum will not declare final dividend for the year ended December 31, 2006 and their retained earnings and reserves are distributable to the Company after the completion of the acquisitions.

33.	Notes to the consolidated cash flow statement

(a)	In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	2006	2005
	RMB'000	RMB'000

Net book amount	256,843	81,381
Loss on disposal (Note 27)	(55,579)	(63,355)

Proceeds from disposal	201,264	18,026

(b)	During the year, capital injection of RMB490,000,000 (2005: Nil) made by a minority shareholder of a subsidiary was in form of injection of net assets.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

34.	Litigation and contingent liabilities

(a)

Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by the Guangxi branch of the Company (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within 8 months of the closing of the Company's global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's global offering due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obligated to pay approximately US$7.5 million (approximately RMB59 million) to the other party as compensation.

Although the final joint venture agreement was not executed, pursuant to the Supplementary Agreement of the Strategic Investor Subscription Agreement, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistent with its expressed intentions in the MOU.

With effort contributed by both parties, significant progress was noted, including the finalization of the joint venture agreement, articles of association and electricity supply arrangement. On March 29, 2004, the establishment of the Pingguo JV was approved by the National Development and Reform Commission.

As of December 31, 2006, the Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment. Based on currently available information, the Directors believe that no provision is necessary.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)

In 2006, Fushun Aluminum, a subsidiary of the Company, was claimed by several banks to be jointly liable for repayment of loans lent by the several banks to a third party and the claims by the banks are for repayment of a total bank loan of RMB971,193,000. In March 2007, Fushun Aluminum was claimed by another bank to be liable to the bank for repayment of bank loans lent by that bank to the third party in the sum of RMB283,681,000. Fushun Aluminum was acquired by the Company from the third party. The Directors, after obtaining independent legal advice, are of the opinion that as the acquisition was conducted on a fair principle and the consideration was set close to the asset value of the assets acquired, no contingency provision for such claim is necessary as of December 31, 2006.

35.	Commitments

(a)	Capital commitments for property, plant and equipment as of December 31, 2006 and 2005 were as follows:

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Contracted but not
provided for	2,167,295	560,600	1,889,328	555,921
Authorized but not
contracted for	6,033,229	8,465,177	5,940,091	7,898,976

	8,200,524	9,025,777	7,829,419	8,454,897

(b)	Commitments for capital contribution

(i)

Pursuant to the resolution on June 19, 2005, of the Board of Directors of Guangxi Huayin Aluminum Co., Ltd. (Chinese Character) ("Guangxi Huayin"), a jointly controlled entity of the Company, it was resolved that the total investment in Guangxi Huayin be increased from RMB10 million to approximately RMB8,491 million. Pursuant to relevant PRC regulations, 25% of such total investment, i.e. an aggregate of approximately RMB2,133 million (of which RMB701 million represent the Company's share of contribution), have to be contributed by the shareholders in proportion to their equity interests in Guangxi Huayin as registered capital, which has agreed to be made by the shareholders in three installments in each of 2005, 2006 and 2007.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

On July 31, 2005, the shareholders of Guangxi Huayin (including the Company) entered into a supplemental agreement (the "Supplemental Agreement") to amend the Shareholders' Capital Contribution Agreement dated February 15, 2003, which further sets out the plan to increase the total investment and registered capital as required by Guangxi Huayin to carry out its initial alumina project (estimated initial annual production capacity of 1,600,000 tonnes).

According to the Supplemental Agreement, the Company will contribute an aggregate of approximately RMB701 million to the registered capital of Guangxi Huayin. Up to the date of the approval of these financial statements, the Company had made approximately RM573 million as capital contribution to Guangxi Huayin.

(ii)

At December 31, 2006, the Company had commitment in respect of the injection of additional capital into Chalco Zunyi Alumina Co., Ltd (Chinese Character), a subsidiary of the Company, of approximately RMB750,400,000.

(c)	Commitments under operating leases as of December 31, 2006 and 2005 were as follows:

The Group and the Company had future aggregate minimum lease payments in relation to land and buildings under non-cancelable operating leases as follows:

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Not later than one year	300,877	315,454	278,959	298,464
Later than one year and not
later than five years	1,203,507	1,138,518	1,115,838	1,070,560
Later than five years
(Note)	10,928,245	9,546,886	10,483,182	9,085,148

	12,432,629	11,000,858	11,877,979	10,454,172

Note:

These mainly represent commitments under operating leases in relation to land later than five years but not later than 45 years.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

36.	Related party balances and transactions

Related parties refer to entities in which Chinalco has the ability, directly or indirectly, to control or jointly control the other party, or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company and of its holding company, jointly controlled entities and associates. Given that the PRC government still owns a significant portion of the productive assets in the PRC despite the continuous reform of the governments structure, the majority of the Group's business activities had been conducted with enterprises directly or indirectly owned or controlled by the PRC government ("state-owned enterprises"), including Chinalco, its subsidiaries, associates and jointly controlled entities (collectively "Chinalco Group") in the ordinary course of business. The management of the Company are of the view that it has provided meaningful disclosures of related party transactions through the disclosure of transactions with Chinalco and entities in which Chinalco has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions, or Directors or officers of the Company. State-owned enterprises and their subsidiaries, other than entities under Chinalco (also a state-owned enterprise), directly or indirectly controlled by the PRC government are also defined as related parties of the Group in accordance with HKAS 24 "Related Party Disclosures". In the normal course of its business, the Group may either enter into various transactions with one or more of such state-owned enterprises and their subsidiaries. Neither Chinalco nor the PRC government publishes financial statements for public use.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(a)	Related party balances with Chinalco Group

(i)	Due from Chinalco Group

As of December 31, 2006, included in accounts receivable and other current assets, were amounts due from Chinalco Group as follows:

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Trade receivables	225,167	230,609	198,910	228,291
Other receivables	258,314	317,691	237,713	292,959

	483,481	548,300	436,623	521,250

Less:	Provision for
	impairment of
	receivables	(220,052)	(263,501)	(220,052)	(263,374)

263,429	284,799	216,571	257,876

Other receivables from Chinalco Group are unsecured, non-interest bearing and are repayable on demand.

(ii)	Due to Chinalco Group

As of December 31, 2006, included in accounts payable and other payables, were amounts due to Chinalco Group as follows:

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Trade payables	179,674	52,256	120,310	43,005
Other payables	798,615	623,994	626,867	531,021

	978,289	676,250	747,177	574,026

Other payables to Chinalco Group are unsecured, non-interest bearing and are repayable on demand.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(b)	Other related party balances

(i)	Due from other related parties

As of December 31, 2006, amounts due from other related parties were as follows:

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Jointly controlled entities	14,618	17,618	14,618	17,618
Associates	13,799	13,587	438	438
Subsidiaries	-	-	1,522,350	413,078
Others	35,672	2,723	2,723	2,723

	64,089	33,928	1,540,129	433,857

Amounts due from other related parties are unsecured, non-interest bearing and are repayable on demand.

(ii)	Due to other related parties

As of December 31, 2006, amounts due to other related parties were as follows:

Group	Company
	2006	2005	2006	2005
	RMB'000	RMB'000	RMB'000	RMB'000

Jointly controlled entities	1,155	1,748	1,155	1,748
Associates	25,211	30,085	25,211	26,075
Subsidiaries	-	-	90,252	942,500
Others	120,509	2,270	9,104	2,270

	146,875	34,103	125,722	972,593

Amounts due to other related parties are unsecured, non-interest bearing and are repayable on demand.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(c)	Related party balances with other state-owned enterprises

Included in the consolidated balance sheet, were balances with other state-owned enterprises as follows:

Group
	2006	2005
	RMB'000	RMB'000

Current assets
Accounts receivable and other current assets, net	803,036	1,531,743
Cash and cash equivalents	12,802,775	7,597,727
Non-current liabilities
Long-term bank loans (Note 20(a))	8,480,736	9,690,493
Current liabilities
Accounts payable and other liabilities	1,527,451	1,227,076
Current portion of long-term bank loans (Note 20(a))	2,350,818	1,353,980
Short-term bank loans (Note 20(b))	2,762,040	2,378,998
Short-term bonds (Note 20(c))	4,985,111	1,970,840

Except for cash at banks, loans and available-for-sale investments (included in other current assets) stated above, all the balances of assets and liabilities are unsecured, non-interest bearing and receivable or repayable within one year.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(d)	Related party transactions with Chinalco Group and other related parties

Save as disclosed elsewhere in the consolidated financial statements, significant related party transactions which were carried out in the normal course of the Group's business during the year were as follows:

		2006	2005
	Note	RMB'000	RMB'000

Sales of materials and
finished goods to:	(i)
Chinalco Group		4,030,852	3,088,968
Jointly controlled entity		11,109	45,480
Associates		1,342,997	570,470
Others		155,885	85,509

		5,540,843	3,790,427
Provision of utility services
to Chinalco Group	(ii)	298,259	310,438
Provision of engineering,
construction and
supervisory services
by Chinalco Group	(iii)	1,453,848	2,176,041
Purchases of key and
auxiliary materials from:	(iv)
Chinalco Group		2,558,883	700,829
Associates		585,835	220,772

		3,144,718	921,601

Provision of social services and
logistics services by Chinalco Group	(v)	1,044,401	951,247
Land and building rental
charged by Chinalco Group	(vi)	295,408	253,805
Headquarters' office rental
charged by Chinalco Group	(vi)	50,660	44,575

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(i)

Materials and finished goods sold to Chinalco Group during both periods mainly comprised sales of alumina, primary aluminum and scrap materials. Transactions entered into during the periods are as covered by general agreement on Mutual Provision of Production Supplies and Ancillary Services entered into between the Company and Chinalco. The pricing policy is summarized below:

(i)	Adoption of the price prescribed by the PRC government ("Stated-prescribed price");

(ii)	If there is no State-prescribed price then adoption of State-guidance price;

(iii)	If there is neither State-prescribed price nor State-guidance price, then adoption of market price (being price charged to and from independent third parties); and

(iv)	If none of the above is available, then adoption of a contractual price (being reasonable costs incurred in providing the relevant services plus not more than 5% of such costs).

(ii)	Utility services, including electricity, gas, heat and water, are supplied at the pricing policy as set out in (i)(i) above.

(iii)

Engineering, project construction and supervisory services were provided by Chinalco Group to the Company mainly for construction projects during the period. Provisions of these services are covered by the Provision of Engineering, Construction and Supervisory Services Agreement. The State-guidance price as stated in (i)(ii) or prevailing market price (including tender price where by way of tender) is adopted for pricing purposes.

(iv)

Purchases of key and auxiliary materials (including bauxite, limestone, carbon, cement, coal) from Chinalco Group are covered by the General Agreement on Mutual Provision of Production Supplies and Ancillary Services and Mineral Supply Agreement. The pricing policy is the same as that set out in (i)(i) above.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(v)

Social services and logistics services were provided by Chinalco Group and cover public security and fire services, education and training, school and hospital services, cultural and physical education, newspaper and magazines, publications and broadcasting and printing as well as property management, environmental and hygiene, greenery, nurseries and kindergartens, sanatoriums and canteens, guesthouses and offices, public transport and retirement management, and other services. Provisions of these services are covered by the Comprehensive Social and Logistics Services Agreement entered into between the Company and Chinalco Group. The pricing policy is the same as that adopted in the General Agreement on Mutual Provision of Production Supplies and Ancillary Services Agreement.

(vi)	Rental fee is payable to Chinalco Group for:

(i)

Use of land, inclusive of land for industrial or commercial purposes, occupied and used by the Company during the period covered by the Land Use Rights Leasing Agreement entered into between the Company and Chinalco Group.

(ii)	For the year ended December 31, 2006, rental fee paid/payable was amounted to approximately RMB346 million (2005: RMB298 million).

(iii)	Use of property as office premises according to the rental agreement signed in March 2005. The annual rent payable is about RMB62 million.

As of December 31, 2006, there existed the following arrangements entered into between the Group and Chinalco, fellow subsidiaries and other related parties:

(i)

The Company granted to Chinalco a non-exclusive right to use two trademarks for a period of ten years from July 1, 2001 to June 30, 2011 at no cost pursuant to the Trademark License Agreement. The Company will be responsible for the payment of a total annual fee of no more than RMB1,000 to maintain effective registration. Under the terms of the agreement, Chinalco may negotiate extension upon terms to be agreed upon.

(ii)	Guarantees granted by Chinalco to banks for the loans borrowed to the Group are covered by the Guarantee of Debts Contract entered into between the Company and Chinalco.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

(e)	Related party transactions with other state-owned enterprises:

	2006	2005
	RMB'000	RMB'000

Purchases of electricity	7,877,466	5,429,103
Sale of alumina	16,905,474	13,835,273
Sale of primary aluminum	6,164,850	1,930,230
Purchases of raw materials	9,453,601	3,221,041
Purchase of property, plant and equipment
(including construction services and materials)	2,856,005	1,221,608
Long-term bank loans (repaid)/borrowed	(212,919)	2,579,152
Short-term bank loans borrowed	383,042	1,069,912
Interest income received	183,514	89,363
Issuance of short-term bonds	3,014,271	1,970,840
Bank charges paid	7,186	2,159
Interest expense paid	867,472	708,600

Related party transactions with other state-owned enterprises were conducted in the normal course of business at market rates.

(f)	Key management compensation

	2006	2005
	RMB'000	RMB'000

Basic salaries, housing allowances, other allowances
and benefits in kind	3,789	4,023
Contributions to retirement scheme	126	116
Discretionary bonus	2,493	2,511

	6,408	6,650

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

37.	Ultimate holding company

The Directors regard Chinalco, a company incorporated in the PRC, as being the ultimate holding company. As of December 31, 2006 and March 10, 2007 (being the date of the approval of the consolidated financial statements), Chinalco held 39.59% (2005: 42.14%) of the Company's issued share capital.

38.	Subsequent events

Apart from those disclosed elsewhere in these financial statements, the following subsequent events occurred:

In February 2007, the Board approved the Company to issue long-term bonds up to RMB5 billion. The details as to the amount to be issued, its duration and interest rate will be determined subject to the approval by the relevant authorities and the prevailing market condition at the time of the issue. The proceeds raised from the bonds will be used mainly for renovation expansion projects of alumina and aluminum.

In March 2007, the Board revolved and approved the Company to issue short-term bonds with a principal amount of not more than RMB5 billion with a maturity period of one year, subject to shareholders' approval. The specific proposal and schedule of the issue will be subject to the approval of relevant authorities and the market condition. The net proceeds of the issue of short-term bonds will be principally used as working capital of the Company.

3.	INDEBTEDNESS

At the close of business on 30 June 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had outstanding borrowings of approximately RMB23,153 million comprising of (i) bank loan of approximately RM1,791 million which was secured by the fixed asset of approximately RMB3,083 million and land use right of approximately RMB136 million of the Company, (ii) bank loan of approximately RMB14,424 million which was guaranteed by the Company and (iii) corporate bonds of outstanding amount of approximately RMB6,939 million.

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APPENDIX I	FINANCIAL INFORMATION OF THE GROUP

At the close of business on 30 June 2007, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had contingent liabilities as disclosed below:

(a)

Pursuant to a memorandum of understanding dated November 12, 2001 (the "MOU") signed between the Company and Alcoa International (Asia) Limited ("Alcoa"), the two parties have agreed to form a 50/50 equity joint venture which will own and operate the alumina and primary aluminum production facilities owned by the Guangxi branch of the Company (the "Pingguo JV"). Pursuant to the Subscription Agreement pertaining to which Alcoa acquired shares in the Company, if the final joint venture agreement of the Pingguo JV is not executed within 8 months of the closing of the Company's global offering or if all necessary relevant PRC government approvals for the Pingguo JV are not obtained within 12 months of the closing of the Company's global offering due to the failure of a party to abide by its expressions of intent in the MOU, then that party would be obligated to pay approximately US$7.5 million (approximately RMB59 million) to the other party as compensation.

Although the final joint venture agreement was not executed, pursuant to the Supplementary Agreement of the Strategic Investor Subscription Agreement, the Company continues to work actively and closely with Alcoa to conclude the joint venture agreement consistent with its expressed intentions in the MOU.

With effort contributed by both parties, significant progress was noted, including the finalization of the joint venture agreement, articles of association and electricity supply arrangement. On March 29, 2004, the establishment of the Pingguo JV was approved by the National Development and Reform Commission.

As of June 30, 2007, the Company has not made a claim against Alcoa nor, according to the Directors, has Alcoa asserted a claim against the Company for compensatory payment. Based on currently available information, the Directors believe that no provision is necessary.

(b)

In 2006, Fushun Aluminum, a subsidiary of the Company, was claimed by several banks to be jointly liable for repayment of loans lent by the several banks to a third party and the claims by the banks are for repayment of a total bank loan of RMB1,176,791,000. Fushun Aluminum was acquired by the Company from the third party. The Directors, after obtaining independent legal advice, are of the opinion that as the acquisition was conducted on a fair principle and the consideration was set close to the asset value of the assets acquired, no contingency provision for such claim is necessary as of June 30, 2007.

Save as disclosed in the above paragraphs, the Group did not have, at the close of business on June 30, 2007, any outstanding overdrafts or loans or other similar indebtedness, mortgages, charges or guarantees or other material contingent liabilities.

Amounts referred to in this indebtedness statement denominated in currencies other than Renminbi have been translated into Renminbi at the relevant rates of exchange prevailing as at the close of business on June 30, 2007.

- 142 -

APPENDIX II	2007 INTERIM RESULTS OF THE COMPANY

1.	CONDENSED INTERIM CONSOLIDATED BALANCE SHEET (UNAUDITED)
AS AT JUNE 30, 2007 (Amounts expressed in thousands of RMB)

		June 30,	December 31,
		2007	2006
	Note	RMB'000	RMB'000

ASSETS

Non-current assets
Intangible assets		2,498,350	716,145
Property, plant and equipment		55,317,037	48,553,088
Land use rights		788,787	733,056
Interests in jointly controlled entities		575,794	575,794
Interests in associates	3	461,321	1,273,226
Available-for-sale financial assets		25,626	18,182
Deferred tax assets		740,965	406,915
Other non-current assets		401,074	-

		60,808,954	52,276,406

Current assets
Inventories		10,665,992	9,036,382
Accounts receivable, net	4	2,741,030	2,026,162
Other current assets		1,728,020	1,862,591
Financial assets at fair value
through profit or loss		61,345	-
Bank balances and cash		16,396,998	12,802,775

		31,593,385	25,727,910

Total assets		92,402,339	78,004,316

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APPENDIX II	2007 INTERIM RESULTS OF THE COMPANY

EQUITY

Capital and reserves attributable to
equity holders of the Company
Share capital	5	12,886,608	11,649,876
Other reserves		18,659,312	15,361,193
Retained earnings		24,326,578	17,213,665

		55,872,498	44,224,734
Minority interest		3,393,718	3,541,192

Total equity		59,266,216	47,765,926

LIABILITIES

Non-current liabilities
Borrowings		13,289,000	8,480,736
Deferred tax liabilities		188,548	197,070
Other non-current liabilities		119,905	-

		13,597,453	8,677,806

Current liabilities
Accounts payable	6	2,738,791	2,887,473
Provisions for other charges and liabilities		5,879,752	6,870,633
Current income tax liabilities		1,055,135	1,704,509
Borrowings		9,864,992	10,097,969

		19,538,670	21,560,584

Total liabilities		33,136,123	30,238,390

Total equity and total liabilities		92,402,339	78,004,316

Net current assets		12,054,715	4,167,326

Total assets less current liabilities		72,863,669	56,443,732

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APPENDIX II	2007 INTERIM RESULTS OF THE COMPANY

2.	CONDENSED INTERIM CONSOLIDATED INCOME STATEMENT (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2007 (Amounts expressed in thousands of RMB, except for per share data)

Six months ended June 30,
		June 30,	December 31,
		2007	2006
	Note	RMB'000	RMB'000

Sales	7	36,527,917	27,797,017
Cost of goods sold	7	(26,008,304)	(16,672,321)

Gross profit		10,519,613	11,124,696

Other gains, net	7	151,713	186,493
Selling and distribution expenses		(482,492)	(409,994)
General and administrative expenses		(1,035,799)	(1,006,614)
Research and development expenses		(40,745)	(40,890)

Operating profit		9,112,290	9,853,691
Finance costs	8	(410,480)	(321,791)

Operating profit after finance costs	9	8,701,810	9,531,900
Share of profit of associates		149,699	33,337

Profit before income taxes		8,851,509	9,565,237
Income taxes	10	(1,694,791)	(2,563,470)

Profit for the period		7,156,718	7,001,767

Attributable to:
Equity holders of the Company		6,396,641	6,743,648
Minority interest		760,077	258,119

		7,156,718	7,001,767

Basic earnings per share for profit
attributable to the equity holders
of the Company	11	RMB0.53	RMB0.60

Dividends	12	1,932,991	2,190,177

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APPENDIX II	2007 INTERIM RESULTS OF THE COMPANY

3.	CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2007 (Amounts expressed in thousands of RMB)

	Minority	Total
Attributable to equity holders of the Company	interest	equity

		Statutory	Statutory	Discretionary
Share	Capital	surplus	public	surplus	Retained
capital	reserve	reserve	welfare fund	reserve	earnings	Total
RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Balance at January 1, 2007	11,649,876	10,009,225	5,343,414	-	8,554	17,213,665	44,224,734	3,541,192	47,765,926
Issuance of new shares
(Note 5)	1,236,732	6,925,698	-	-	-	-	8,162,430	-	8,162,430
Share issuance expenses	-	(150,000)	-	-	-	-	(150,000)	-	(150,000)
Acquisitions of subsidiaries
(Note 3)	-	(2,761,307)	-	-	-	-	(2,761,307)	(830,205)	(3,591,512)
Profit for the period	-	-	-	-	-	6,396,641	6,396,641	760,077	7,156,718
Dividend declared (Note 12)	-	-	-	-	-	-	-	(77,346)	(77,346)
Adjustment to surplus
reserve (Note 5)	-	-	(707,718)	-	(8,554)	716,272	-	-	-

Balance at June 30, 2007	12,886,608	14,023,616	4,635,696	-	-	24,326,578	55,872,498	3,393,718	59,266,216

Balance at January 1, 2006	11,049,876	6,218,756	2,061,686	1,962,173	-	11,351,948	32,644,439	1,560,455	34,204,894
Transfer	-	-	-	(1,962,173)	1,962,173	-	-	-	-
Issuance of new shares	600,000	3,902,492	-	-	-	-	4,502,492	-	4,502,492
Share issuance expenses	-	(112,043)	-	-	-	-	(112,043)	-	(112,043)
Capital contributions	-	-	-	-	-	-	-	582,480	582,480
Profit for the period	-	-	-	-	-	6,743,648	6,743,648	258,119	7,001,767
Dividend declared	-	-	-	-	-	(2,364,673)	(2,364,673)	(97,315)	(2,461,988)

Balance at June 30, 2006	11,649,876	10,009,205	2,061,686	-	1,962,173	15,730,923	41,413,863	2,303,739	43,717,602

- 146 -

APPENDIX II	2007 INTERIM RESULTS OF THE COMPANY

4.	NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2007 (Amounts expressed in RMB unless otherwise stated)

1	Basis of preparation

The unaudited condensed interim consolidated financial information is prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34: "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The unaudited condensed interim consolidated financial information should be read in conjunction with the 2006 annual financial statements for the year ended December 31, 2006.

The unaudited condensed interim consolidated financial information was approved by the Board of Directors for issue on August 20, 2007.

2	Significant accounting policies

The accounting policies adopted are consistent with those of the annual financial statements for the year ended December 31, 2006.

The following new standard, amendment to standard and interpretation which are applicable to the Group are mandatory for the financial year ending December 31, 2007.

*

Hong Kong Financial Reporting Standard ("HKFRS") 7, Financial Instruments: Disclosures and a complementary amendment to HKAS 1, Presentation of Financial Statements - Capital Disclosures (effective from annual periods beginning on or after January 1, 2007). HKFRS 7 introduces new disclosures relating to financial instruments. This standard introduces certain revised disclosure requirements, including the mandatory disclosures on sensitivity analysis for each type of market risk. It replaces HKAS 30, Disclosures in the Financial Statements of Banks and Similar Financial Institutions, and disclosure requirements in HKAS 32, Financial Instruments: Disclosure and Presentation and is applicable to all entities reporting under HKFRS. The amendment to HKAS 1 introduces disclosures on the objectives, policies and processes for managing capital. Except for an extension of disclosures, management considered there was no significant impact from adopting HKFRS 7 and the amendment to HKAS 1 on the financial statements of the Group.

- 147 -

APPENDIX II	2007 INTERIM RESULTS OF THE COMPANY

*

HK(IFRIC) Interpretation 10, Interim Financial Reporting and Impairment (effective from annual periods beginning on or after November 1, 2006). This interpretation prohibits the impairment losses recognized in a previous interim period on goodwill, investments in equity instruments and investments in financial assets carried at cost to be reversed at subsequent balance sheet dates. Management considered there was no significant impact from adopting HK(IFRIC) Interpretation 10 on the financial statements of the Group.

3	Business combination and acquisition of minority interest

Business combination

On April 24, 2007, the Company acquired 72% of the share capital of Lanzhou Aluminum Co., Limited ("Lanzhou Aluminum"), a company listed on the Shanghai Stock Exchange ("She") and principally engaged in the manufacturing and trading of primary aluminum products. The Company issued 631,931,739 shares to exchange shares owned by other shareholders of Lanzhou Aluminum. Upon the effective of this acquisition, Lanzhou Aluminum became a wholly-owned subsidiary of the Company and this subsidiary was delisted on April 30, 2007.

The acquired business contributed revenues and net profit of approximately RMB723 million and RMB314 million to the Group, prior to intra-group elimination, for the period from the date of acquisition to June 30, 2007. If the acquisition occurred on January 1, 2007, the acquired business contributed revenues and net profit of approximately RMB1,818 million and RMB462 million to the Group, prior to intra-group elimination. On such basis, consolidated revenue and net profit for the six months ended June 30, 2007 would have been approximately RMB36,456 million and approximately RMB7,263 million, respectively.

Details of net assets acquired and goodwill are as follows:

RMB'000

Fair value of purchase consideration (Note a)	4,170,749
Fair value of proportional net identifiable assets acquired (Note b)	(2,400,060)

Goodwill (Note c)	1,770,689

- 148 -

APPENDIX II	2007 INTERIM RESULTS OF THE COMPANY

Notes:

(a)	It is the estimated fair value of purchase consideration based on best estimates of Directors.

(b)	The fair values of the assets and liabilities arising from the acquisition approximated their carrying amounts and are as follows:

RMB'000

Cash and cash equivalents	313,662
Property, plant and equipment	5,739,957
Land use rights	78,150
Available-for-sale financial assets	5,000
Inventories	823,792
Receivables	766,983
Other current assets	19,380
Deferred tax assets	15,477
Other non-current assets	1,513
Payables and accruals	(634,435)
Borrowings	(3,169,662)
Other liabilities	(226,234)
Minority interest	(400,165)

Net identifiable assets (excluding minority interest)	3,333,418

Percentage of interest acquired	72%

Fair value of proportional net identifiable assets acquired	2,400,060

Cash and cash equivalents in subsidiary acquired	313,662

(c)	Goodwill arising from this acquisition is attributable to the high profitability of the acquired business and the significant synergies anticipated to arise after the acquisition.

- 149 -

APPENDIX II	2007 INTERIM RESULTS OF THE COMPANY

Acquisition of minority interest

On April 24, 2007, the Company also acquired remaining 28.57% of the share capital of Shandong Aluminum Industry Co., Limited ("Shandong Aluminum"), a company listed on the SHEx. The Company issued 604,800,000 shares to exchange shares owned by the other shareholders of Shandong Aluminum. Upon the effective of this acquisition, Shandong Aluminum became a wholly-owned subsidiary of the Company and this subsidiary was delisted on April 30, 2007.

An assessment of fair value of purchase consideration is made based on best estimate of Directors. The difference between the consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is deducted from equity amounting to approximately RMB2,761 million.

The cost of acquisition has been determined provisionally as the valuation on cost of business combination/acquisition has not been completed. The Company is in the process of making further assessment to assign fair values to acquirees' identifiable assets, liabilities or contingent liabilities or determine the cost of the combination or acquisition.

4	Accounts receivable, net

	June 30,	December 31,
	2007	2006
	RMB'000	RMB'000

Trade receivables	685,010	671,178
Trade receivables from related parties	398,570	254,232

	1,083,580	925,410

Less: Provision for impairment	(472,046)	(468,978)

	611,534	456,432

Bills receivable (Note (a))	2,129,496	1,569,730

	2,741,030	2,026,162

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APPENDIX II	2007 INTERIM RESULTS OF THE COMPANY

The Group performs periodic credit evaluation on its customers and different credit policies are adopted for individual customers accordingly.

Certain of the Group's sales were on advance payment or documents against payment. In respect of sales to large or long-established customers, subject to negotiation, a credit period for up to one year may be granted.

The aging analysis of trade receivables, net of provision made, was as follows:

	June 30,	December 31,
	2007	2006
	RMB'000	RMB'000

Within 1 month	356,656	304,522
Between 2 and 6 months	178,063	113,671
Between 7 and 12 months	41,488	8,552
Between 1 and 2 years	10,521	10,627
Over 2 years	24,806	19,060

	611,534	456,432

Note:

(a)	Bills receivable are bills of exchange with maturity dates within six months.

5	Share capital and surplus reserves

Group and the Company

	Number of	Share
	shares	capital
		RMB'000

As of January 1, 2007	11,649,876,153	11,649,876
Issuance of shares	1,236,731,739	1,236,732

As of June 30, 2007	12,886,607,892	12,886,608

As of June 30, 2007, all issued shares are registered and fully paid, divided into 12,886,607,892 shares (December 31, 2006: 11,649,876,153 shares) of RMB1.00 each, comprising 8,942,641,924 A shares and 3,943,965,968 H shares (December 31, 2006: 7,705,910,185 domestic shares and 3,943,965,968 H shares).

- 151 -

APPENDIX II	2007 INTERIM RESULTS OF THE COMPANY

On April 24, 2007, the Company issued 1,236,731,739 A shares, representing approximately 10.62% of the existing issued shares of the Company, to acquire 72% of the share capital of Lanzhou Aluminum and 28.57% of the share capital of Shandong Aluminum, respectively. These A shares were then listed on the SHEx on April 30, 2007. Of the newly issued A shares, 1,148,077,357 shares can be freely traded while the remaining shares can only be traded after lock-up periods.

The Group adopted the Accounting Standards for Business Enterprises promulgated by the Ministry of Finance of the People's Republic of China (the "PRC") on February 15, 2006 (the "new PRC GAAP") since January 1, 2007. According to relevant requirements under the new PRC GAAP, certain adjustments were made to the retained earnings in previous years upon the first-time adoption. Pursuant to the relevant provisions in the PRC laws and financial regulations, the Group is required to transfer 10% of the profit after taxation to the statutory reserve until the balance reaches 50% of its paid-up share capital while the new PRC GAAP no longer permits share of statutory reserves of subsidiaries at consolidation level. Hence, an additional adjustment on the transfer is made in the current period.

6	Accounts payable

	June 30,	December 31,
	2007	2006
	RMB'000	RMB'000

Trade payables	2,701,323	2,651,048
Trade payables to related parties	37,458	188,415

	2,738,781	2,839,463
Bills payable (Note (a))	10	48,010

	2,738,791	2,887,473

The aging analysis of trade payables was as follows:

	June 30,	December 31,
	2007	2006
	RMB'000	RMB'000

Within 1 month	1,825,615	2,306,560
Between 2 and 6 months	682,785	434,248
Between 7 and 12 months	121,217	871
Between 1 and 2 years	52,203	46,348
Between 2 and 3 years	6,593	5,557
Over 3 years	50,368	45,879

	2,738,781	2,839,463

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APPENDIX II	2007 INTERIM RESULTS OF THE COMPANY

Note:

(a)	Bills payable are repayables within six months.

7	Sales, other gains and segment information

The Group is principally engaged in the production and sale of alumina and primary aluminum in the PRC. Revenues recognized during the period are as follows:

Six months ended June 30,
	2007	2006
	RMB'000	RMB'000

Sales
Sales of goods, net of value-added tax	36,043,996	27,400,625

Sales of scrap and other materials	180,288	153,633
Supply of electricity, heat, gas and water	217,056	171,962
Rendering of services (Note (a))	86,577	70,797

Total sales	36,527,917	27,797,017

Expenses related to sales	(25,507,391)	(16,275,865)
Expenses related to other revenues (Note (b))	(500,913)	(396,456)

Total cost of goods sold	(26,008,304)	(16,672,321)

	10,519,613	11,124,696

Other gains
Interest income	77,043	74,093
Government subsidies	270	-
Fair value gain on investments, net	74,691	112,411
Others	(291)	(11)

	151,713	186,493

Sales and gains, net	10,671,326	11,311,189

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APPENDIX II	2007 INTERIM RESULTS OF THE COMPANY

Notes:

(a)	Rendering of services mainly comprises revenues from provision of transportation, machinery processing and production design services.

(b)	Expenses related to other revenues mainly include the cost of scrap and other materials sold, costs incurred in the supply of electricity, heat, gas and water and costs of services rendered.

Primary reporting format - business segments The Group is principally engaged in two main business segments:

*	Alumina segment	-	comprising mining and processing of bauxite into alumina and the associated distribution activities

*	Primary aluminum segment	-	comprising production of primary aluminum and the associated distribution activities

Activities of the headquarters and other operations of the Group, comprising research and development related to alumina business, are grouped under the corporate and other services segment.

Six months ended June 30, 2007
			Corporate
		Primary	and other	Inter-segment
	Alumina	aluminum	services	elimination	Group total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Sales
External sales	11,773,893	23,681,759	588,344	-	36,043,996
Inter-segment sales	6,093,574	-	-	(6,093,574)	-

	17,867,467	23,681,759	588,344	(6,093,574)	36,043,996

Segment results	4,881,967	4,532,277	(34,971)	(17,945)	9,361,328

Unallocated expenses					(249,038)
Finance costs					(410,480)
Share of profit of associates	-	149,699	-	-	149,699

Profit before income taxes					8,851,509
Income taxes					(1,694,791)

Profit for the period					7,156,718

- 154 -

APPENDIX II	2007 INTERIM RESULTS OF THE COMPANY

Six months ended June 30, 2007
			Corporate
		Primary	and other	Inter-segment
	Alumina	aluminum	services	elimination	Group total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Sales
External sales	14,620,318	12,550,727	229,580	-	27,400,625
Inter-segment sales	5,020,629	-	-	(5,020,629)	-

	19,640,947	12,550,727	229,580	(5,020,629)	27,400,625

Segment results	8,635,848	1,566,008	(34,463)	(98,778)	10,068,615

Unallocated expenses					(214,924)
Finance costs					(321,791)
Share of profit of associates	-	33,337	-	-	33,337

Profit before income taxes					9,565,237
Income taxes					(2,563,470)

Profit for the period					7,001,767

Secondary reporting format - geographical segments

Substantially all operations of the Group are carried out in the PRC where the related assets are located. The PRC market is considered as one geographical location in an economic environment with similar risks and returns.

- 155 -

APPENDIX II	2007 INTERIM RESULTS OF THE COMPANY

8	Finance costs

Six months ended June 30,
	2007	2006
	RMB'000	RMB'000

Total finance costs incurred	541,348	422,550
Less:	Interest being capitalized in
	construction-in-progress	(129,476)	(106,821)

		411,872	315,729
Add:	Exchange (gain) / loss, net	(1,392)	6,062

		410,480	321,791

9	Expenses charged (credited) to the unaudited condensed interim consolidated income statement

Six months ended June 30,
	2007	2006
	RMB'000	RMB'000

Depreciation on property,
plant and equipment	2,043,128	1,590,198
Operating lease rentals in
respect of land and buildings	192,445	193,184
Amortization of land use rights	22,419	10,952
Amortization of mining rights	14,135	10,882
Loss on disposal of property,
plant and equipment	2,594	3,851
Provision for / (Provision reversal)
of slow-moving and
obsolete inventories	1,664	(363)

- 156 -

APPENDIX II	2007 INTERIM RESULTS OF THE COMPANY

10	Taxation

Six months ended June 30,
	2007	2006
	RMB'000	RMB'000

Current taxation:
PRC enterprise income tax	2,067,014	2,610,362
Over-provision in prior periods	(42,448)	(47,329)
Deferred tax	(329,775)	437

	1,694,791	2,563,470

The current PRC enterprise income taxes of the Group have been provided on the estimated assessable profit and the appropriate tax rates for the period. Certain branches of the Group located in special regions of the PRC were granted tax concessions including, paying preferential tax rate of 15% for a period of 10 years, exempting from PRC income tax for the first 5 years and a 50% reduction thereafter, exempting from income tax for the first year and a 50% reduction thereafter, etc. Moreover, the Group also enjoyed incentive in the form of tax credit given by the relevant tax authorities in respect of domestically manufactured production equipment purchased. For the six months ended June 30, 2007 and 2006, the Group's weighted average effective tax rate was appropriately 19.15% and 26.80%, respectively. The decrease in the effective tax rate is mainly attributable to the enterprise income tax credit obtained from the purchase of domestically manufactured production equipment, and preferential income tax rate of 15% enjoyed from the acquisitions of Zunyi Aluminum and Lanzhou Aluminum, which were located in the western region of the PRC.

- 157 -

APPENDIX II	2007 INTERIM RESULTS OF THE COMPANY

On March 16, 2007, the National People's Congress approved the Corporate Income Tax Law of the People's Republic of China (the "new CIT Law"), which is effective from January 1, 2008. Under the new CIT Law, the corporate income tax rate applicable to the Company starting from January 1, 2008 will be 25%, replacing the currently applicable tax rate of 33%. For certain branches in the Company which are applying 15% tax rate, the tax rate will gradually increase to 25%. The new CIT Law has an impact on the deferred tax assets and liabilities of the Group. As there is still no detailed implementations rulings released, the Group adjusted deferred tax balances as of June 30, 2007 based on their best estimates and will continue to assess the impact of such new law in the future.

Deferred tax is calculated in full on temporary differences under the liability method using the respective applicable rates.

11	Earnings per share

The calculation of basic earnings per share for the six months ended June 30, 2007 and June 30, 2006 is based on the profit attributable to the equity holders of the Company for the six months ended June 30, 2007 and 2006 of RMB6,397 million and RMB6,744 million and the weighted average outstanding number of 12,114,504,652 shares and 11,217,089,268 shares in issue during the period, respectively.

As there are no dilutive securities, there is no difference between basic and diluted earnings per share.

- 158 -

APPENDIX II	2007 INTERIM RESULTS OF THE COMPANY

12	Dividends

The 2005 final dividends of approximately RMB2,365 million were paid in May 2006.

A 2006 final dividend of RMB0.115 (2005 final: RMB0.21) per ordinary share, totaling RMB1,482 million was declared and approved by shareholders on July 10, 2007, and was fully paid before July 30, 2007.

An interim dividend of RMB0.137 (2006 interim: RMB0.188) per ordinary share, totaling approximately RMB1,765 million in respect of the six months ended June 30, 2007 was declared at the Board Meeting held on August 20, 2007. In addition, on the same date, a special dividend of RMB0.013 per ordinary share totaling approximately RMB168 million was declared out of the 2006 retained earnings of Lanzhou Aluminum and Shandong Aluminum. As the 2006 final dividends declared by the Company have included the share of 2006 profit on these two entities, the distributable amount of such dividends are computed based on the minority share portions of retained earnings of these two acquirees. The proposals above are subject to the approval at the shareholders' meeting.

13	Events occurring after the balance sheet date

The Company and Baotou Aluminum Co., Ltd. ("Baotou Aluminum") entered into a merger agreement on July 20, 2007. The Company will issue 637,880,000 A shares in exchange for all the shares of Baotou Aluminum. Such a transaction is now pending approvals from the shareholders of the Company, China Securities Regulatory Commission and other relevant regulatory authorities.

- 159 -

APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

1.	THREE YEAR SUMMARY

The following table summaries the audited consolidated results of Baotou Aluminum for the last three financial years ended 31 December 2006, as extracted from the audited consolidated financial statements of Baotou Aluminum. These consolidated financial statements were prepared in accordance with PRC Accounting Principles. There was no modification or qualification in the auditor's report of Baotou Aluminum for each of the three years ended 31 December 2006. There were no extraordinary items or exceptional items for these three years.

Income Statement

			As restated
	2006	2005	2004
	RMB	RMB	RMB

Revenues from main operations	4,821,835,385.36	3,696,601,669.77	3,529,003,250.46

Less:	Cost of main operations	3,939,078,631.72	3,230,752,263.85	3,177,047,268.84
	Tax and levies on main operations	22,708,875.00	14,172,544.09	9,843,494.07
Profit from main operations	860,047,878.64	451,676,861.83	342,112,487.55

Add:	Profit / (Loss) from other operations	-1,687,942.92	3,513,487.64	2,755,176.20
Less:	Selling and distribution expenses	69,741,680.99	65,145,258.73	60,720,814.51
	General and administrative expenses	232,153,429.69	154,137,057.37	107,721,404.60
	Finance expenses	107,817,924.95	82,624,658.25	75,329,321.67
Operating profit	448,646,900.09	153,283,375.12	101,096,122.97

Add:	Futures income
	Investment income	10,096.80	-1,668,976.84	-749,098.43
	Subsidy income	1,316,500.00	396,000.00	132,694.00
	Non-operating income	9,218,731.62	4,077,679.37	2,448,619.76
Less:	Non-operating expenses	4,730,756.22	5,370,351.43	2,065,216.33
Total profit	454,461,472.29	150,717,726.22	100,866,771.97

Less:	Income taxes	51,460,188.54	17,910,927.78	10,978,727.72
	Minority interest	-67,689.75	665,200.07	306,687.59

Net profit	403,068,973.50	132,141,598.37	89,581,356.66
Basic earnings per share for profit
attributable to equity holders
of the Company during the year
(expressed in RMB per share)	RMB0.94	RMB0.31	RMB0.31

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

2.	AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE GROUP FOR THE TWO YEARS ENDED 31 DECEMBER 2006

The following information is extracted from the audited consolidated financial statements of the Group as extracted from the annual report of the Company for the year ended 31 December 2006.

Consolidated Balance Sheet
As of December 31, 2006

ASSETS	2006-12-31	2005-12-31
	RMB	RMB

Current assets
Cash at bank and in hand / Cash funds	180,285,276.80	217,379,331.33
Notes receivable	164,976,890.09	157,825,608.91
Accounts receivable	91,109,081.33	46,977,020.19
Other receivables	2,678,187.94	5,105,250.04
Advances to suppliers	191,192,475.30	60,652,861.23
Inventories	975,213,113.20	792,122,387.11

Total current assets	1,605,745,598.46	1,280,062,458.81

Long-term investments	481,520.60	445,173.80
Total long-term investments	481,520.60	445,173.80
Fixed assets D net book value	2,441,992,827.68	2,332,506,810.68
Construction materials	2,244,047.25	21,633,676.85
Construction in progress	56,035,813.52	63,339,855.66
Total fixed assets	2,500,272,688.45	2,417,480,343.19

TOTAL ASSETS	4,106,499,807.51	3,697,987,975.80

- 161 -

APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

LIABILITIES AND OWNERS' EQUITY
Current liabilities
Short-term loans	885,000,000.00	702,443,229.14
Notes payable	80,000,000.00	150,000,000.00
Accounts payable	406,062,273.80	395,480,545.22
Advances from customers	42,896,592.00	35,458,737.78
Accrued payroll	67,772,996.95	16,530,063.50
Welfare benefits payable	6,740,731.38	4,272,302.15
Interest payable	596,730.00	652,115.33
Taxes payable	44,235,505.53	38,097,746.58
Other payables	33,692,436.20	53,603,647.89
Current portion of long-term liabilities	525,144,361.46	146,332,546.29
Total current liabilities	2,092,142,227.38	1,542,870,933.88

Long-term liabilities
Long-term loans	325,742,867.64	806,880,006.64
Special payables	350,000.00	3,555,000.00
Total long-term liabilities	326,092,867.64	810,435,006.64

Total liabilities	2,418,235,095.02	2,353,305,940.52

Owners' equity
Paid-in capital	431,000,000.00	431,000,000.00
Capital surplus	586,657,176.99	580,761,671.19
Surplus reserve	234,347,606.86	133,561,395.79

Undistributed profits	435,357,126.41	197,724,363.98

Total owners' equity	1,687,361,910.26	1,343,047,430.96

TOTAL LIABILITIES AND OWNERS' EQUITY	4,106,499,807.51	3,697,987,975.80

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

Consolidated Cash Flow Statement For the year ended December 31, 2006 CASH FLOW STATEMENT

		2006	2005
		RMB	RMB

1.	Cash flows from operating activities
	Cash received from sales of goods or
	rendering of services	4,920,285,590.55	3,070,300,221.07
	Refund of taxes and levies	1,975,096.55	1,467,000
	Cash received relating to
	other operating activities	6,353,138.96	5,801,450.22
	Sub-total of cash inflows	4,928,613,826.06	3,077,568,671.29
	Cash paid for goods and services	4,150,696,059.99	2,458,697,475.17
	Cash paid to and on behalf of employees	257,329,472.33	134,456,537.10
	Payments of taxes and levies	201,444,846.39	134,794,072.77
	Cash paid relating to other operating activities	35,662,180.73	108,613,750.93
	Sub-total of cash outflows	4,645,132,559.44	2,836,561,835.97
	Net cash flows from operating activities	283,481,266.62	241,006,835.32

2.	Cash flows from investing activities
	Cash received from disposal of investments		1,800,000.00
	Cash received from returns on investments		2,340,767.62
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	129,494.60	7,980,165.70
	Cash received relating to other investing activities		365,647.78
	Sub-total of cash inflows	129,494.60	12,486,581.10
	Cash paid to acquire fixed assets,
	intangible assets and other long-term assets	200,489,922.96	542,672,241.34
	Cash paid relating to other investing activities	815,878.95	178,865.26
	Sub-total of cash outflows	201,305,801.91	542,851,106.60
	Net cash flows from investing activities	-201,176,307.31	-530,364,525.50

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

3.	Cash flows from financing activities
	Cash received from capital contributions		473,966,438.37
	Cash received from borrowings	935,000,000.00	1,139,693,291.99
	Cash received relating to other financing activities	625,279.14	934,780.57
	Sub-total of cash inflows	935,625,279.14	1,614,594,510.93
	Cash repayments of amounts borrowed	894,092,130.83	1,341,662,448.62
	Cash payments for interest expenses and
	distribution of dividends or profits	157,713,228.85	135,602,830.58
	Cash payments relating to other financing activities	3,218,933.30	4,721,678.52
	Sub-total of cash outflows	1,055,024,292.98	1,481,986,957.72
	Net cash flows from financing activities	-119,399,013.84	132,607,553.21

4.	Effect of foreign exchange rate changes on cash
	and cash equivalents

5.	Net increase / (decrease) in cash and cash equivalents	-37,094,054.53	-156,750,136.97

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

Supplementary Information
1.	Reconciliation of net profit / (loss) to
	cash flows from operating activities
	Net profit / (loss)	403,068,973.50	132,141,598.37
Add:	minority interest	-67,689.75	665,200.07
	Provision for / (Reversal of)
	asset impairment	3,025,157.07	926,693.07
	Depreciation of fixed assets	213178836.6	159,776,082.71
	Amortization of intangible assets
	Amortization of long-term prepaid expenses		531,200.00
	Decrease (Increase) in prepaid expenses
	Increase (Decrease) in accrued expenses
	Losses (Gains) on disposal of fixed assets,
	intangible assets and other long-term assets	-8,348,111.09	-499,389.18
	Losses (Gains) on scrapping of fixed assets		2,286.44
	Finance expenses (income)	102,113,360.10	74,394,801.81
	Investment losses (income)	-10,096.80	1,668,976.84
	Deferred tax credit (debit)
	Decrease (Increase) in inventories	-183,381,299.89	-122,476,812.99
	Decrease (Increase) in operating receivables	-259,339,420.30	13,783,270.16
	Increase (Decrease) in operating payables	13,239,270.77	-19,904,785.54
	Other
	Net cash flows from operating activities	283,481,266.62	241,006,835.32

2.	Investing and financing activities that do not
	involve cash receipts and payments
	Conversion of debt into capital
	Reclassification of current portion of
	convertible bonds to current liabilities
	Fixed assets capitalized under finance leases

3.	Net increase / (decrease) in cash and cash equivalents
	Cash at end of year	180,285,276.80	217,379,331.33
Less:	cash at beginning of year	217,379,331.33	374,129,468.30
Add:	cash equivalents at end of year
Less:	cash equivalents at beginning of year
Net increase / (decrease) in cash and cash equivalents	-37,094,054.53	-156,750,136.97

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

Notes to the Consolidated Financial Statements For the year ended December 31, 2006

1.	General information

Baotou Aluminum Company Limited (Chinese Characters)(the "Company") and its subsidiaries (together the "Group") are principally engaged in aluminum smelting. Principal products are primary aluminum, aluminum alloy, and carbon products.

The Company is a joint stock company incorporated on June 28, 2001 in the People's Republic of China (the "PRC") with limited liability. The address of its registered office is Maoqilai, Donghe District, Baotou City, Inner Mongolia Autonomous Region, the PRC.

The Company has its dual listing on Shanghai Stock Exchange Limited in 2005.

2.	Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Accounting regulations

The consolidated financial statements of the Group have been prepared in accordance with PRC Accounting Standards for Business Enterprises and PRC Accounting Regulations for Business Enterprises.

(b)	Accounting year

The accounting year of the Company is from 1 January to 31 December.

(c)	Basis of preparation and measure basis

The financial statements of the Company have been prepared on an accrual basis. Unless otherwise stated, the measurement basis used is historical cost.

(d)	Cash equivalents

Cash equivalents represent short-term, highly liquid investments, which are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

(e)	Reporting currency and translation of foreign currencies

The Company's reporting currency is the Renminbi.

Foreign currency transactions during the year are translated into Renminbi at the exchange rates quoted by the People's Bank of China ruling on the first day of the quarter in which the transactions take place.

(f)	Short-term investments and Provision for diminution in value

Short-term investments are carried at the lower of cost and market value. The cost of a short-term investment is the total price paid on acquisition of the investment. However, it does not include cash dividends which have been declared but which are unpaid or unpaid interest on debentures which was due at the time of acquisition.

Provision for diminution in value is made for any shortfall of the market value over the cost of short-term investments.

(g)	Designated loans receivable

Interest income arising from designated loans receivable is calculated at the applicable rate on a time proportion basis and recognised in the income statement. Accrual of interest on designated loans receivable ceases when the interest is in default at the due date, and the interest previously accrued is reversed immediately in the income statement.

The Company makes provision for impairment losses on designated loans receivable. Designated loans receivable are stated in the balance sheet net of impairment losses.

(h)	Provision for bad and doubtful debts

The provision for bad debt losses is estimated by management based on individual accounts receivable which show signs of uncollectibility. Provision for other receivables is determined based on their specific nature and management's estimate of their collectibility.

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

(i)	Inventories and provision for diminution in the value of inventories

Inventories are carried at the lower of cost and net realisable value. Cost comprises all costs of purchase, costs of conversion and other costs. Inventories are measured at their actual cost upon acquisition. The cost of inventories is calculated using the weighted average method.

In addition to the purchase cost of raw materials, work in progress and finished goods include direct labour costs and an appropriate allocation of manufacturing overheads.

Any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Net realisable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes necessary to make the sale.

Low value consumables, packaging and other materials are amortised in full when received for use.

(j)	Long-term equity investments

Where the Company has the power to control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the equity method of accounting whereby the investment is initially recorded at cost and adjusted thereafter for any post acquisition change in the Company's share of the investors' equity in the investee enterprise.

Equity investment difference, which is the difference between the initial investment cost and the Company's share of investors' equity in the investee enterprise, is accounted for as follows:

(k)	Long-term debt investments

The initial investment cost of a long-term debt investment is the total price paid on acquisition of the investment. However, it does not include any unpaid interest that is due at the time of acquisition. Such interest receivable is separately accounted for under receivables. Where the total price paid includes accrued interest that is not yet due at the time of acquisition, such interest is separately accounted for under long-term debt investments.

The premium or discount on debentures represents the difference between the nominal value and the initial investment cost of the debenture after the deduction of related taxes and accrued interest which is not yet due for payment.

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

(l)	Fixed assets and construction in progress

Fixed assets are assets held by an enterprise that have useful lives of more than one year, including properties, buildings, machinery, equipment, transportation vehicles, and other equipment, utensils and tools used in production and operating activities. Items that have a unit price over RMB 2,000 and have useful lives of more than one year should also be treated as fixed assets, even if they are not directly used in production and operating activities.

Fixed assets are depreciated using the straight-line method to allocate the cost of the assets to their estimated residual values over their estimated useful lives. If land use rights used for buildings has longer estimated useful lives than those of buildings, the excessive portion's value is reflected in determination of the residual value of buildings. For the fixed assets being provided for impairment loss, the related depreciation charge is prospectively determined based upon the adjusted carrying amounts over their remaining useful lives. The estimated useful lives, estimated residual values expressed as a percentage of cost and annual depreciation rates are as follows:

		Annual
	Estimated	depreciation	Estimated
	useful lives	rate	residual value

Buildings	20 -40years	2.40% to	4%
		4.80%
Universal equipment	7-13 years	7.38% to	4%
		13.71%
Special equipment	11years	8.73%	4%
Motor vehicles	9 years	10.67%	4%
Other equipment	11 years	8.73%	4%

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalised as construction in progress. Those costs include borrowing costs (including foreign exchange differences arising from the loan principal and the related interest) on specific borrowings for the construction of the fixed assets during the construction period.

Construction in progress is transferred to fixed assets when it is ready for its intended use. No depreciation is provided against construction in progress.

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

(m)	Provision for impairment

The carrying amounts of assets (including designated loans receivable, long term investments, fixed assets, construction in progress, intangible assets and other assets) are assessed regularly to determine whether their recoverable amounts have declined below their carrying amounts. Assets are tested for impairment whenever events or changes in conditions indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is the impairment loss.

The recoverable amount is the greater of the net selling price and the present value of the estimated future cash flows arising from the continuous use of the asset and from the disposal of the asset at the end of its useful life.

Provision for impairment is calculated on an item by item basis and recognised as an expense in the income statement. However, when a deficit between the initial investment cost and the Company's share of the investors' equity of the investee enterprise has been credited to the capital reserve, any impairment losses for long-term equity investment are firstly set off against the difference initially recognised in the capital reserve relating to the investment and any excess impairment losses are then recognised in the income statement.

If there is an indication that there has been a change in the factors used to determine the provision for impairment and as a result the estimated recoverable amount is greater than the carrying amount of the asset, the impairment loss recognised in prior years is reversed. Reversals of impairment losses are recognised in the income statement. An impairment losses is reversed only to the extent of the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. In respect of the reversal of an impairment loss for a long-term equity investment, the reversal starts with the impairment losses that had previously been recognised in the income statement and then the impairment losses that had been charged to capital reserve.

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

(n)	Intangible assets

The cost of an intangible asset should be amortized as an expense evenly over its expected useful life starting in the month in which it is obtained. If the expected useful life exceeds the beneficial period prescribed in the relevant contract or the effective period stipulated by law, the amortization period of an intangible asset should be determined according to the following principles:

(1)

if the relevant contract prescribes the beneficial period but the law does not stipulate the effective period, the amortization period should not exceed the beneficial period prescribed in the contract;

(2)	if the relevant contract does not prescribe the beneficial period but the law stipulates the effective period, the amortization period should not exceed the effective period stipulated by law;

(3)

if the relevant contract prescribes the beneficial period and the law also stipulates the effective period, the amortization period should not exceed the shorter of the beneficial period and the effective period.

(o)	Revenue recognition

Revenue from the sale of goods should be recognized when all of the following conditions have been satisfied:

(1)	the enterprise has transferred to the buyer the significant risks and rewards of ownership of the goods;

(2)	the enterprise retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

(3)	the economic benefits associated with the transaction will flow to the enterprise; and

(4)	the relevant amount of revenue and costs can be measured reliably.

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

3.	Notes to the consolidated financial statements

3.1	Cash and cash equivalents

2006-12-31	2005-12-31
	Original	Renminbi	Original	Renminbi
	Currency	equivalent	Currency	equivalent

Cash in hand:	-	4,556.86	-	23,891.45
Renminbi denominated	-	4,556.86	-	23,891.45
Cash at bank:	-	167,056,435.95	-	124,527,240.85
Renminbi denominated	-	155,368,669.43	-	154,917,373.63
U.S. Dollar denominated	1,496,762.14	11,687,766.52	3,765,659.02	30,390,132.78
Other cash balances:	-	13,224,283.99	-	62,438,066.25
Renminbi denominated	-	12,461,977.61	-	49,032,435.00
U.S. Dollar denominated	97,622.70	762,306.38	1,661,127.56	13,405,631.63

Total	-	180,285,276.80	-	217,379,331.33

3.2	Bank acceptance

	2006-12-31	2005-12-31

Bank acceptance bills	164,976,890.09	157,825,608.91

Total	164,976,890.09	157,825,608.91

3.3	Accounts receivables

2006-12-31	2005-12-31
			Provision for			Provision for
		% of	impairment		% of	impairment
Ageing	Amount	total balance	of receivables	Amount	total balance	of receivables

Within 1 year	96,195,666.40	99.24	5,771,739.98	49,146,320.28	98.34	2,948,779.21
Between 1 and 2 years	2,360.41	0.01	141.63	97,705.31	0.20	5,862.32
Between 1 and 2 years	0.00	-	-	-	-	-
Over 3 years	726,527.80	0.75	43,591.67	731,527.80	1.46	43,891.67

Total	96,924,554.61	100	5,815,473.28	49,975,553.39	100	2,998,533.20

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

3.4	Other receivables

2006	2005
			Provision for			Provision for
		% of	impairment		% of	impairment
Ageing	Amount	total balance	of receivables	Amount	total balance	of receivables

Within 1 year	2,676,122.38	93.93	160,567.34	1,683,869.90	31.00	101,032.19
Between 1 and
2 years	110,475.80	3.88	6,628.55	3,693,600.77	68.01	221,616.05
Between 1 and
2 years	21,457.93	0.75	1,287.48
Over 3 years	41,080.00	1.44	2,464.80	53,646.40	0.99	3,218.79

Total	2,849,136.11	100	170,948.17	5,431,117.07	100	325,867.03

3.5	Prepayment

2006	2005
		% of		% of
Ageing	Amount	total balance	Amount	total balance

Within 1 year	190,228,530.52	99.49	60,269,348.91	99.37
Between 1 and 2 years	802,050.31	0.43	14,191.37	0.02
Between 1 and 2 years	14,191.35	0.01	36,156.34	0.06
Over 3 years	147,703.12	0.08	333,164.61	0.55

Total	191,192,475.30	100.00	60,652,861.23	100.00

3.6	Inventories

2006	2005
	Carrying	Book	Carrying	Book
	amounts	Value	amounts	Value

Raw materials	242,170,651.98	242,170,651.98	218,423,100.14	218,423,100.14
Work in progress	287,733,626.98	287,733,626.98	223,977,835.47	223,977,835.47
Finished goods	435,765,966.20	435,475,392.40	347,060,384.48	347,060,384.48
Others	9,833,441.84	9,833,441.84	2,289,499.93	2,289,499.93

Total	975,503,687.00	975,213,113.20	792,122,387.11	792,122,387.11

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

3.7	Long-term Investments

(1)	Long-term equity investments

	Opening
	balance at the	Additions	Disposals	Closing balance
	beginning of	during	during	at the end
	the year	the year	the year	of the year

Investments in associates	445,173.80	36,346.80	-	481,520.60

Total	445,173.80	36,346.80	-	481,520.60

Less: provision of Sub-total	-	-	-	-

Total	445,173.80	-	-	481,520.60

(2)	Other long-term investments

		Percentage		Opening
		of equity		balance	Additions/		Closing
	Type of	interests	Initial	at the	Disposals	Accumulated	balance
Name of	equity	held by	investment	beginning	during	Additions/	at the end
investee enterprise	interests	the Company	cost	of the year	the year	Disposals	of the year

(Chinese Characters)	Investments	21	2,940,000	445,173.80	36,346.80	-2,458,479.40	481,520.60
in associates

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

3.8	Fixed Assets

			Opening
			balance at the	Increase	Decrease	Closing balance
			beginning of	during	during	at the end
			the year	the year	the year	of the year

1.	Cost:		3,087,451,437.34	341,030,432.79	45,621,146.79	3,382,860,723.34
	Including:	Plant and buildings	1,086,127,755.22	59,609,666.35	627,363.44	1,145,110,058.13
		Machinery and equipment	1,957,272,473.24	267,830,281.97	44,515,103.35	2,180,587,651.86
		Electrical equipment	-	-	-	-
		Motor vehicles	44,051,208.88	13,590,484.47	478,680.00	57,163,013.35
2.	Accumulated depreciation:		754,944,626.66	213,072,163.89	27,148,894.89	940,867,895.66
	Including:	Plant and buildings	245,501,197.24	45,009,382.47	233,051.51	290,277,528.20
		Machinery and equipment	491,008,016.83	163,720,171.21	26,526,215.54	628,201,972.50
		Electrical equipment	-	-	-	-
		Motor vehicles	18,435,412.59	4,342,610.21	389,627.84	22,388,394.96
3.	Provision for impairment
	Including:	Plant and buildings	-	-	-	-
		Machinery and equipment	-	-	-	-
		Electrical equipment	-	-	-	-
		Motor vehicles	-	-	-	-
4.	Carrying amounts:	2,332,506,810.68	-	-	2,441,992,827.68
	Including:	Plant and buildings	840,626,557.98	-	-	854,832,529.93
		Machinery and equipment	1,466,264,456.41	-	-	1,552,385,679.36
		Motor vehicles	25,615,796.29	-	-	34,774,618.39

3.9	Construction Materials

	2006-12-31	2005-12-31

Bank acceptance bills	164,976,890.09	157,825,608.91
Special Materials	2,447,897.35	480,015.25

Total	21,633,676.85	2,244,047.25

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

3.10	Construction in Progress

		Opening		Transfer to		Closing
		balance at the	Additions	fixed assets		balance
		beginning of	during	during		at the end
Projects	Budget	the year	the year	the year	Source	of the year

1.	Projects of cleansing and
	production of aluminum,
	increase of funding,
	production capacity,
	energy saving and
	technological renovation	814,200,000	36,864,777.27	250,904,291.70	272,956,391.46	Self-raised	14,812,677.51
2.	New Project pre-baked/anode
	of 60,000 tonnes	250,000,000	5,086,681.18	2,219,242.7	7,305,923.88	Self-raised	0.00
3.	System of clearing electrolyte
	and smashing	10,000,000	3,382,663.56	9,818,394.87	13,201,058.43	Self-raised	0.00
4.	Back-up power station	3,053,280,000	402,547.23	27,061,116.19	0.00	Self-raised	27,463,663.42
5.	Overhaul of new plant and
	facilities	18,000,000	0.00	5,486,161.45	0.00	Self-raised	5,486,161.45
6.	Miscellaneous	45,000,000	17,603,186.42	2,273,7616.52	32,067,491.82	Self-raised	8,273,311.14

Total	63,339,855.66	318,226,823.43	325,531,865.57	56,035,813.52

3.11	Long term deferred expenses

None

3.12	Short term borrowings

	31/12/2006	31/12/2005

Pledged borrowings	-	98,232,629.14
Secured borrowings	885,000,000.00	604,210,600.00

Total	885,000,000.00	702,443,229.14

3.13	Notes

	31/12/2006	31/12/2005

Banking notes	80,000,000.00	150,000,000.00

Total	80,000,000.00	150,000,000.00

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

3.14	Accounts payable

2006-12-31	2005-12-31
		% of		% of
Ageing	Amount	total balance	Amount	total balance

Within 1 year	383,077,412.35	94.34	344,128,575.48	87.01
Between 1 and 2 years	14,438,170.45	3.56	6,507,083.07	1.65
Between 2 and 3 years	3,261,958.64	0.80	9,157,218.12	2.32
Over 3 years	5,285,332.42	1.30	35,687,668.55	9.02

Total	406,062,873.86	100.00	395,480,545.22	100.00

3.15	Advances from customers

2006-12-31	2005-12-31
		% of		% of
Ageing	Amount	total balance	Amount	total balance

Ageing	Amount	total balance	Amount	total balance
Within 1 year	41,028,711.16	95.65	34,209,487.10	96.48
Between 1 and 2 years	1,867,880.84	4.35	101,491.48	0.29
Between 1 and 2 years	-	-	40,239.23	0.11
Over 3 years	-	-	1,107,519.97	3.12

Total	42,896,592.00	100.00	35,458,737.78	100.00

3.16	Accrued payroll

	31/12/2006	31/12/2005

Accrued payroll	67,772,996.95	16,530,063.50

Total	67,772,996.95	16,530,063.50

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

3.17	Welfare benefits payable

	31/12/2006	31/12/2005

Welfare benefits payable	6,740,731.38	4,272,302.15

Total	6,740,731.38	4,272,302.15

3.18	Taxes payable

	2006-12-31	2005-12-31	Rate

VAT	4,316,867.16	18,036,713.59	17%
Business tax	-	200.00
Income tax	27,607,426.75	14,179,515.19	10%
Individual income tax	3,644,032.50	748,430.34	-
City construction tax	8,650,095.46	5,104,315.79	-
Property tax	-	-2,910.22
Stamp duty	17,083.66	31,481.89	-

Total	44,235,505.53	38,097,746.58	-

3.19	Other payable

	2006-12-31	2005-12-31

Education surcharge	5,196,165.65	1,976,684.70
Mound maintenance fee	-	19,766.19
Social fund	156,881.46	-

Total	5,353,047.11	1,996,450.89

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

3.20	Other payables

(1)	Aging analysis

31/12/2006	31/12/2005
Aging	Amount	(%)	Amount	(%)

Within 1 year	26,404,466.02	93.17	51,592,063.64	99.97
1 to 2 years	1,914,857.71	6.76	1,742.25	-
2 to 3 years	1,742.25	0.01	-	-
Over 3 years	18,323.11	0.06	13,391.11	0.03

Total	28,339,389.09	100.00	51,607,197.00	100.00

(2)	Payables to shareholders which share holding more than 5%

Share holder	31/12/2006	31/12/2005

Baotou Group	12,477,919.82	17,559,701.67

Total	12,477,919.82	17,559,701.67

(3)	Material creditors

Creditors	Nature	Amount

Baotou Group	Services fee	12,477,919.82
Baotou housing fund	Housing provident fund	5,383,812.00
Baotou Environment	emission fee	2,000,000.00
Workers' education fund	Workers' education fun	1,797,778.95
Southern Securities	Sponsor fee	1,500,000.00

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

3.21	Long term liabilities due within one year

31/12/2006	31/12/2005
	Currency	RMB equivalents	Amounts

Secured borrowings	RMB	300,000,000.00	50,000,000.00
Pledged borrowings	RMB	225,144,361.46	96,332,546.29

Total	-	525,144,361.46	146,332,546.29

3.22	Long-term borrowings

	31/12/2006	31/12/2005

Secured borrowings#	293,342,867.64	517,280,006.64
Pledged borrowings	0.00	250,000,000.00
Credit borrowings	32,4000,000.00	39,600,000.00

Total	325,742,867.64	806,880,006.64

#	the Company's long term loans are secured by the fixed assets owned by the Company.

3.23	Special payables

	31/12/2006	31/12/2005

Subsidies for environmental protection	100,000.00	-
Research and developments	-	305,000.00
Production technology improvements	-	2,500,000.00
Incentives to exports	250,000.00	250,000.00
Chinalco Tech-fund	-	500,000.00

Total	350,000.00	3,555,000.00

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

3.24	Capital

Unit: Share

Before changes	Changes (+, D)	After changes
						Transferred
				New shares	Shares	from
		volume	(%)	issued	transferred	surplus	Others	subtotal	volume	(%)

I	Non-tradable shares
	Initiators	291,000,000	67.52		-42,000,000	-	-	-42,000,000	249,000,000	57.77
	Including
	State shares	-	-	-	-	-	-	-	-	-
	Domestic shares	291,000,000	67.52		-42,000,000	-	-	-42,000,000	249,000,000	57.77
	Overseas shares	-	-	-	-	-	-	-	-	-
	Others	-	-	-	-	-	-	-	-	-
	subtotal	291,000,000	67.52		-42,000,000	-	-	-42,000,000	249,000,000	57.77

II	Tradable shares
	A shares	140,000,000	32.48	-	42,000,000	-	-	42,000,000	182,000,000	42.23
	B shares	-	-	-	-	-	-	-	-	-
	Overseas shares	-	-	-	-	-	-	-	-	-
	Others	-	-	-	-	-	-	-	-	-
	subtotal	140,000,000	32.48	-	42,000,000	-	-	42,000,000	182,000,000	140,000,000

III	Total capital	431,000,000	100	-	0	-	-	0	431,000,000	100

3.25	Capital reserve

Item	31/12/2005	Increase	Decrease	31/12/2006

Capital premium	484,250,653.36	-	-	484,250,653.36
Subsidies	96,429,450.98	4,905,000.00	-	101,334,450.98
Others	81,566,.85	990,505.80	-	1,072,072.65

Total	580,761,671.19	5,895,505.80	-	586,657,176.99

3.26	Surplus reserve

Item	31/12/2005	Increase	Decrease	31/12/2006

Statuary reserve	46,324,070.50	40,368,525.23		86,638,554.93
Statuary surplus	23,162,035.25		23,162,035.25
General reserve	64,075,290.04	83,579,721.09		147,709,051.93

Total	133,561,395.79	123,948,246.32	23,162,035.25	234,347,606.86

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

3.27	Undistributed profits

Item	31/12/2006	31/12/2005

Net profits	403,068,973.50	132,141,598.37
Add:	Retained earnings	197,724,363.98	163,059,056.04

Less:	Statuary reserve	40,314,484.43*	12,977,620.86
	Statuary surplus	-	6,488,810.43
	General reserve	60,471,726.64*	19,809,859.14
	Dividends	64,650,000.00	58,200,000.00

Undistributed profits	435,357,126.41	197,724,363.98

3.28	Revenue from principle activities and cost of sales

2006	2005
	Revenue	Cost	Revenue	Cost

aluminum smelting	4,714,984,786.80	3,822,380,458.49	3,591,108,778.30	3,127,215,537.47
Aluminum purchased outside	78,028,648.48	77,909,398.50	71,027,056.16	70,943,395.43
Carbon products	28,821,950.08	38,788,774.73	569,317.95	743,027.70
Others	-	-	33,896,517.36	31,850,303.25
Inc: RPT	199,382,468.22	161,684,034.99	265,048,066.38	230,084,292.46

Total	4,821,835,385.36	3,939,078,631.72	3,696,601,669.77	3,230,752,263.85

3.29	Taxes applicable to the principle business

	2006	2005	Rates

City construction tax	14,381,688.83	9,562,306.24	7%
Education surcharge	8,327,186.17	4,610,237.85	Head office:4%,
			Subsidiaries:3%

Total	22,708,875.00	14,172,544.09	-

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

3.30	Other operating profits

2006	2005
	Income	Cost	Profit	Income	Cost	Profit

Material	62,991,802.65	64,295,401.43	-1,303,598.78	72,381,695.55	68,868,207.91	3,513,487.64
Others	3,926,306.75	4,310,650.89	-384,344.14	3,559,594.16	3,559,594.16	0.00

Total	66,918,109.40	68,606,052.32	-1,687,942.92	75,941,289.71	72,427,802.07	3,513,487.64

3.31	Financial expenses

	2006	2005

Interest expenses	95,792,437.65	93,055,410.27
Less: Interest Income	2,360,136.13	2,448,011.14
FX loss	5,757,912.32
Less: FX gain		10,089,597.01
Others	8,627,711.11	2,106,856.13

Total	107,817,924.95	82,624,658.25

3.32	Investment profits

	2006	2005

Profit recognized under equity accounting	36,346.80	-1,745,727.77
Loss/gain from investment transfer	-26,250.00	76,750.93

Total	10,096.80	-1,668,976.84

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

3.33	Subsidies income

	2006	2005

Refund	1,316,500.00	396,000.00

Total	1,316,500.00	396,000.00

3.34	Non operating income

	2006	2005

Refund from education surcharge	658,596.55	1,071,000.00
Income from penalty	11,000.00
Gain from disposal of fixed assets	8,549,135.07	3,006,679.37

Total	9,218,731.62	4,077,679.37

3.35	Non operating expenses

	2006	2005

Loss from disposal of fixed assets	203,310.42	2,507,290.19
School expenses	2,285,900.00	2,285,900.00
Donation		50,000.00
Fine	134,335.25
Others	2,107,210.55	527,161.24

Total	4,730,756.22	5,370,351.43

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APPENDIX III	FINANCIAL INFORMATION OF BAOTOU ALUMINUM

3.36	Income tax expenses

	2006	2005

Income tax expenses	51,460,188.54	17,910,927.78

Total	51,460,188.54	17,910,927.78

Pursuant to Inner Mongolia Autonomous Region government's approval (Nei Zheng 2001 No.357), starting from 1 July 2001 to 30 June 2004, the Company is entitled a preferential rate of 10%. Pursuant to Inner Mongolia Autonomous Region government's approval (Nei Zheng 2004 No.217), starting from 1 July 2004 to 31 December 2005, the Company is entitled a preferential rate of 10%. Pursuant to Inner Mongolia Autonomous Region government's approval (Nei Zheng 2005 No.328), starting from 2007 to 2010, the Company is entitled a preferential rate of 15%.

4	Contingencies

As at 31 December 2006, the Company had no material contingencies.

5	Commitments

As at 31 December 2006, the Company had no material commitments.

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APPENDIX IV	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Hong Kong Listing Rules for the purposes of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge there are no other facts, the omission of which would make any statement herein misleading.

2.	INTERESTS OF DIRECTORS, CHIEF EXECUTIVE AND SUPERVISORS IN SHARES AND UNDERLYING SHARES

As at the Latest Practicable Date, none of the Directors, Chief Executive or Supervisors or their respective associates had any interest or short positions of the directors and chief executive of the Company in the shares, underlying shares or debentures of the Company or any of its associated corporation (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he is taken or deemed to have under such provisions of the SFO); or are required pursuant to section 352 of the SFO to be entered in the register referred to therein; or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code of Securities Transaction by Directors of Listed Companies:

At the Latest Practicable Date, none of the Directors, Chief Executive, Supervisors or their spouses or children under the age of 18 was given the right to acquire any shares in or debentures of the Company or any of its associated corporations (within the meaning of the SFO).

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APPENDIX IV	GENERAL INFORMATION

3.	SUBSTANTIAL SHAREHOLDERS' INTERESTS

So far as the Directors are aware, as of June 30, 2007, the persons other than Directors, Chief Executives or Supervisors of the Company who have interests or short positions in the shares or underlying shares of the Company which are discloseable under Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO") are as follows (the interests in shares and short positions disclosed herein are in addition to those disclosed in respect of the Directors, Chief Executives and the Supervisors):

			Percentage in	Percentage
			the relevant	in total
Name of substantial	Class	Number of		class of	issued
Shareholders	of Shares	Shares held	Capacity	Share capital	Shares

Aluminum Corporation of China (1)	A Shares	5,293,879,695(L)	Beneficial owner	59.20%	41.08%
			and interest of
			controlled
			corporation

China Cinda Asset Management
Corporation	A Shares	900,559,074(L)	Beneficial owner	10.07%	6.99%

China Construction Bank
Corporation	A Shares	709,773,136(L)	Beneficial owner	7.94%	5.51%
Alcoa Inc (2)	H Shares	884,207,808(L)	Interests of	22.42%	6.86%
			corporation
			controlled by
			Alcoa Inc.
Templeton Asset
Management Limited	H Shares	710,267,000	Investment manager	18.01%	5.51%

JP Morgan Chase & Co (3)	H Shares	300,770,010	Interests of	7.63%	2.33%
			corporation
			controlled by
			JP Morgan
			Chase & Co

Notes:
(L)	Denotes long position.

(1)	The interest in shares of Aluminum Corporation of China includes 79,472,482 A Shares held by Lanzhou Aluminum Factory, a wholly-owned subsidiary of Aluminum Corporation of China.

(2)	The interest in shares of Alcoa Inc. is held through Alcoa International (Asia) Limited.

(3)	The interest in shares of JP Morgan Chase & Co. includes 194,301,810 H Shares as long position and 106,468,200 H Shares as lending pool.

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APPENDIX IV	GENERAL INFORMATION

Save as disclosed above, as at the Latest Practicable Date, no other person has registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporation that was required to be kept under Section 336 of the SFO.

4.	MATERIAL CHANGE

As at the Latest Practicable Date, the Directors confirm that there is no material change in the financial or trading position or outlook of the Group since 31 December 2006, being the date to which the latest published audited accounts of the Group were made up to.

5.	LITIGATION

As at the Latest Practicable Date, as far as the Directors are aware, no member of the Group was engaged in any litigation or claims of material importance which will have a material adverse impact on the Group and, as far as the Directors are aware, no litigation, arbitration or claim of material importance is pending or threatened against any member of the Group which will have a material adverse impact on the Group.

6.	EXPERT AND CONSENT

As at the Latest Practicable Date, Taifook Capital Limited has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter and/or references to its name in the form and context in which they respectively appear.

The following are the qualifications of the expert who has provided its opinion or advice, which is contained in this circular:

Name	Qualifications

Taifook Capital Limited	A licensed corporation to carry out Type 6 (advising on corporate finance) regulated activity under the SFO.

As at the Latest Practicable Date, Taifook Capital Limited was not beneficially interested in the share capital of any member of the Group nor did it have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for any shares, convertible securities, warrants, options or derivatives which carry voting rights in any member of the Group.

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APPENDIX IV	GENERAL INFORMATION

7.	SERVICE CONTRACTS

The appointment of all the Directors was approved by the Shareholders at the Annual General meeting held on 18 May 2007. The Directors and the Company are negotiating on the terms of the relevant Directors' service contracts and such service contracts will be entered into by the Company and the Directors in due course.

As at the Latest Practicable Date, non of the Directors had entered into any existing or proposed service contract with the Company or any of its subsidiaries or associated companies in force which are continuous contracts with a notice period of 12 months or more or which are fixed term service contract which has more than 12 months to run after the Latest practicable Date (irrespective of the notice period).

None of the Directors had entered into or amended any service contracts (including both continuous and fixed term contracts) with the Company or any of its subsidiaries or any of its associated companies within six months before the date of the Announcement.

8.	DIRECTORS' INTERESTS IN THE GROUP'S ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors, supervisors, proposed directors or proposed supervisors of the Company had any interest in any assets which have been since 31 December 2006 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group. As at the Latest Practicable Date, none of the Directors or supervisors is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group.

9.	DIRECTORS' INTEREST IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective associates has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them was a controlling shareholder).

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APPENDIX IV	GENERAL INFORMATION

10.	PROCEDURE FOR DEMANDING A POLL

Pursuant to Articles 81 to 83 of the Articles of Association, a poll may be demanded at the SGM, before or after a vote is carried out by a show of hands:

(a)	by the chairman of the meeting;

(b)	by at least two Shareholders present in person or by proxy entitled to vote at the meeting; or

(c)	by one or more Shareholders present in person or by proxy and representing 10% or more of all shares carrying the right to vote at the meeting.

The demand for a poll may be withdrawn by the person who makes such demand. A poll demanded on the election of the chairman of the meeting, or on a question of adjournment of the meeting, shall be taken forthwith. A poll demanded on any other question shall be taken at such time as the chairman of the meeting directs, and any business other than that upon which a poll has been demanded may be proceeded with, pending the taking of the poll. The result of the poll shall be deemed to be a resolution of the meeting at which the poll was demanded. On a poll taken at the meeting, a shareholder (including proxy) entitled to two or more votes need not cast all his or her votes in the same way.

11.	RIGHT OF SHAREHOLDERS WHO DISSENT THE MERGER PROPOSAL

According to article 212 of the Articles of Association of the Company (the "Articles of Association"), a Shareholder who is entitled to attend and vote and has voted its Shares against the Merger Proposal (the "Dissenting Shareholder") at the SGM may, upon complying with certain conditions, request (the "Dissenting Request") the Company or the Shareholder(s) who has/have voted in favour of the Merger Proposal (the "Assenting Shareholders" and each an "Assenting Shareholder") to purchase the Shares held by such Dissenting Shareholder (the "Dissenting Shares") at a fair price. However, in order to exercise such dissenting right, the Dissenting Shareholders shall comply with or satisfy the following:

(1)	the Dissenting Shareholder is the registered holder of the Dissenting Shares and is entitled to attend and vote on the date of the SGM;

(2)	such Dissenting Shareholder has voted its Shares against either or both of the resolutions for the Merger Proposal to be approved at the SGM;

(3)

on the date of final completion of the Merger Proposal, that is, the date of the de-registration of Baotou Aluminum, such Dissenting Shareholder remains the registered holder of the same Dissenting Shares that it held on the date of the SGM and has not lost the right to make the Dissenting Shareholder Request; and

(4)	such Dissenting Shareholder has made a Dissenting Shareholder Request in writing, and has not withdrawn such Dissenting Shareholder Request up to the date of completion of the Merger Proposal.

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APPENDIX IV	GENERAL INFORMATION

Any Shareholder who wishes to make a Dissenting Shareholder Request should note that any Dissenting Shareholder Request should be made at any time from the date of approval by the Shareholders of the Merger Proposal to the date of the final completion of the Merger Proposal (that is, the date of de-registration of Baotou Aluminum) and any Dissenting Shareholder Request made outside this time period will not be valid.

Since the Articles of Association of the Company provide that a Dissenting Shareholder may request an Assenting Shareholder to purchase the Dissenting Shares and in the event that any Assenting Shareholder receives any such Dissenting Shareholder Request from any Dissenting Shareholder, such Assenting Shareholder may at any time upon receipt of such Dissenting Request notify the Company by mail to No. 62 North Xizhimen Street, Haidian District, Beijing, The People's Republic of China, Postal Code 100082 or by fax to 8610-8229 8158. The purpose of such notice is to ensure that the Company shall, at the request of such Assenting Shareholder, assume any liability which such Assenting Shareholder may have towards the Dissenting Shareholder. In any such notification, the Assenting Shareholder shall (1) provide the Company with the Dissenting Shareholder Request received by it or any withdrawal (if any) of such Dissenting Request, and any other documents required to be provided pursuant to the PRC Company Law or the Articles of Association of the Company; (ii) give the Company the opportunity to lead all negotiations and procedures to determine the fair price under the Articles of Association of the Company, and (iii) such Assenting Shareholder shall not, except with the prior written consent of the Company, determine the fair price or make any voluntary payment with respect to the fair price, or settle or offer to settle any such request to determine the fair price.

The right of the Dissenting Shareholder to make a Dissenting Shareholder Request is provided by the Articles of Association of the Company. Furthermore, there is no law or administrative guidance on the substantive as well as procedural rules as to how the fair price shall be determined. Thus, (i) the Company or an Assenting Shareholder or any third party arranged by the Company to purchase Dissenting Shares is not obliged to pay the price requested by a Dissenting Shareholder for its Dissenting Shares, and (ii) if any Dissenting Shareholder shall exercise such right, no assurance can be given as to how long the process will take.

The dissenting right under article 212 of the Articles of Association to make the Dissenting Shareholder Request as referred to above is only available to the registered holders of such Shares. Accordingly, any investor who has its H Shares held by nominee (including, for example, but without limitation, any H Shares held through CCASS operated by Hong Kong Securities Clearing Company Limited ("HKSCC") by any CCASS broker/custodian participant) or trustee and wishes to exercise such dissenting right should:

(a)

take steps to register such H Shares under the name of such investor and take delivery of its H Shares so as to become the registered holder of such Shares prior to the SGM. Accordingly, it should be noted that any investor who wish to become a Shareholder should lodge the relevant transfer documents by not later than 4:00 p.m. on Tuesday, 11 September 2007 and any transfer lodged after that time will not be processed and the transferee will not become registered Shareholder of prior to SGM. Any investor who has Shares held by nominee or trustee (including, for example, without limitation, any shares held through CCASS by any CCASS broker/custodian participant) and who wishes personally to exercise the above dissenting right should take the steps to have the Shares registered in his/her/its name; or

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APPENDIX IV	GENERAL INFORMATION

(b)

give instructions to and/or enter into private arrangements with its nominee or trustee such that such nominee or trustee will make the Dissenting Shareholder Request in strict compliance conditions and procedures set out above.

Holders of ADRs of the Company who wish to exercise dissenting rights should take steps to present their ADRs of the Company to the Bank of New York, the Company's Depositary, for cancellation (upon compliance with the terms of the deposit agreement dated 12 December 2001 between the Company, the Bank of New York as Depositary and all owners and beneficial owners from time to time of ADRs issued thereunder, including payment of the Depositary's fees and expenses and any applicable taxes or governmental charges, such as stamp taxes or stock transfer taxes or fees) and delivery of the H Shares so as to become registered shareholders of the Company prior to the SGM.

12.	MATERIAL CONTRACTS

In addition to the Merger Agreement, the following contracts (not being entered into in the ordinary course of business) have been entered into by the members of the Group after the date two years preceding the Announcement and up to and including the Latest Practicable Date and which are or may be material:

(a)	a merger agreement dated 28 December 2006 between the Company and Shandong Aluminum Industry Co., Limited; and

(b)	a merger agreement dated 28 December 2006 between the Company and Lanzhou Aluminum Co., Limited.

13.	MARKET PRICES

The table below shows the closing prices of the H Shares on the Hong Kong Stock Exchange (i) on the Latest Practicable Date; (ii) on 20 July 2007 (being the last trading day before the parties entered into the Merger Agreement); and (iii) at the end of the calendar months during the period commencing 6 months preceding the date of the Announcement and ending on the Latest Practicable Date:

Closing Price
HK$

31 January 2007	6.96
28 February 2007	7.48
30 March 2007	8.06
30 April 2007	9.29
31 May 2007	10.34
29 June 2007	13.08
20 July 2007, being the last trading day
before the date of the Merger Agreement	15.12
Latest Practicable Date	16.22

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APPENDIX IV	GENERAL INFORMATION

The lowest and highest closing market prices of the H Shares recorded on the Hong Kong Stock Exchange during the period between the beginning of the six months preceding 20 July 2007 (being the date of the Announcement) and the Latest Practicable Date were HK$6.90 on 5 March 2007 and RMB16.22 on the Latest Practicable Date.

The table below shows the closing prices of the A Shares on the Shanghai Stock Exchange (i) on the Latest Practicable Date; (ii) on 20 July 2007 (being the last trading day immediately before the date of the Merger Agreement); and (iii) at the end of the calendar months during the period starting from 30 April 2007 to the Latest Practicable Date (as the listing of A Shares only commenced from 30 April 2007):

Closing Price
RMB$

30 April 2007	18.5
31 May 2007	20.98
20 July 2007, also being
the Last Business Day
immediately preceding the date
of the initial announcement	21.00
Latest Practicable Date	46.02

The lowest and highest closing market prices of the A Shares recorded on the Shanghai Stock Exchange during the period starting from 30 April 2007 to the Latest Practicable Date were RMB18.41 on 30 April 2007 and RMB46.02 on the Latest Practicable Date.

The table below shows the closing prices of the Baotou Shares on the Shanghai Stock Exchange (i) on the Latest Practicable Date; (ii) on 20 July 2007 (being the last trading day immediately before the date of the Merger Agreement); and (iii) at the end of the calendar months during the period starting from 6 months before the date of the Merger Agreement to the Latest Practicable Date:

Closing Price
RMB$

31 January 2007	10.98
28 February 2007	14.09
31 March 2007	14.65
30 April 2007	20.65
31 May 2007	21.37
30 June 2007	26.74
20 July 2007, also being the Last Business Day
immediately preceding the date of the initial announcement	29.55
Latest Practicable Date	57.28

The lowest and highest closing market prices of the Baotou Shares recorded on the Shanghai Stock Exchange during the period starting from 30 April 2007 to the Latest Practicable Date were RMB18.95 on 15 May 2007 and RMB57.28 on the Latest Practicable Date.

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APPENDIX IV	GENERAL INFORMATION

14.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the office of Baker & McKenzie at 14th Floor, Hutchison House, 10 Harcourt Road, Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 10 September 2007:

(1)	the Articles of Association of the Company;

(2)	the audited consolidated accounts of the Company for the two financial years ended 31 December 2006;

(3)	the Merger Agreement dated 28 December 2006 between the Company and Shandong Aluminum Industry Co., Ltd.;

(4)	the Merger Agreement dated 28 December 2006 between the Company and Lanzhou Aluminum Co., Ltd.;

(5)

the Extension Agreement dated 26 December 2006 between the Company and Chinalco to extend the term of the non-exempt continuing connected transactions relating to the Comprehensive Social and Logistics Services Agreement, the Mutual Supply Agreement and the Metallurgical Services Agreement;

(6)	the letter from the Independent Board Committee as set out in this circular;

(7)	the letter from Taifook Capital Limited, the independent financial adviser, as set out in this circular;

(8)	the written consent of Taifook Capital Limited referred to in this appendix; and

(9)	the Merger Agreement.

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APPENDIX IV	GENERAL INFORMATION

15.	CORPORATE INFORMATION

Registered office of the Company	No. 62 North Xizhimen Street
Haidian District
Beijing
The People's Republic of China
Postal code: 100082

Head office and principal place of	Unit 3103, 31st Floor
business of the Company in Hong Kong	Office Tower Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

Authorised representatives	Mr. Xiao Yaqing

Company secretary	Ms. Liu Qiang

Qualified accountant	Mr. Chen Jihua,
assisted by Mr. Wang Jianhua, CPA

Independent financial adviser to the	Taifook Capital Limited
Independent Board Committee,	25th Floor, New World Tower
the Independent Shareholders and	16-18 Queen's Road Central
the independent holders of H Shares	Hong Kong

Legal advisers to the Company	(As to Hong Kong law)
Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road Central
Hong Kong

(As to PRC Law)
Beijing Jia Yuan Law Firm
F407, Ocean Plaza
158 Fuxing Men Nei Avenue
Xicheng District
Beijing
China

H Share Registrar	Hong Kong Registrars Limited
46th Floor, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

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APPENDIX IV	GENERAL INFORMATION

GENERAL

(a)	The English language text of this document shall prevail over the Chinese language text.

(b)

The Company Secretary of the Company is Liu Qiang, who holds a Master's degree in English Literature with extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market.

(c)

Pursuant to the waiver granted by the Hong Kong Stock Exchange to the Company from strict compliance with Rule 3.24 of the Hong Kong Listing Rules in relation to the appointment of a qualified accountant to the Company, the Company has arranged Mr. Wang Jianhua, an associate member of the Association of Chartered Certified Accountants and a certified public accountant of the Chinese Institute of Certified Public Accountants, to provide assistance to Mr. Chen Jihua in the discharge of his duties as the qualified accountant under the Hong Kong Listing Rules.

(d)	The Company's H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(e)

As at the date of this circular, the Directors are Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors), Mr. Helmut Wieser and Mr. Shi Chungui (Non-executive Directors), Mr. Poon Yiu Kin, Samuel, and Mr. Kang Yi, and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

(f)

As at the Latest Practicable Date, no person, prior to the posting of this circular, had irrevocably committed themselves to vote for or against the proposed issue of Chalco A Shares, the Merger Proposal and Merger Agreement, the Share Exchange and the Whitewash Waiver.

(g)

As at the Latest Practicable Date, no person had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with Chinalco or with any person acting in concert with it in respect of the Shares.

(h)

As at the Latest Practicable Date, neither a subsidiary of the Company, a pension fund of the Company and its subsidiaries nor an adviser to the Company as specified in class (2) of the definition of associate in the Takeovers Code had any interest in shares, convertible securities, warrants or options of the Company, or any outstanding derivatives in respect thereof.

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APPENDIX IV	GENERAL INFORMATION

(i)

As at the Latest Practicable Date, no person had any arrangement of the kind referred to in Note 8 to Rule 22 of the Takeovers Code with the Company or with any person who is an associate of the Company by virtue of classes (1),(2),(3) and (4) of the definition of associate in the Takeovers Code in respect of any shares, convertible securities, warrants or options of the Company, or any outstanding derivatives in respect thereof.

(j)

As at the Latest Practicable Date, none of the Directors intend to vote for or against the Merger Proposal and Merger Agreement, the proposed amendment to the Articles and Association of the Company incidental to the implementation of the Merger Proposal and the granting of an authorisation to an executive committee to implement the Merger Proposal and the transactions contemplated thereunder.

(k)	As at the Latest Practicable Date, no Shares were managed on a discretionary basis by fund managers connected with the Company.

(l)

As at the Latest Practicable Date, save for the Merger Agreement, there was no agreement or arrangement or understanding between Chinalco or any person acting in concert with it and any of the Directors, Shareholders, recent directors, shareholders, or recent shareholders of the Company which have any connection with or dependence upon completion of the Merger Agreement and the Whitewash Waiver or otherwise connected with it.

(m)

As at the Latest Practicable Date, there was no benefit to be given to any Director as compensation for loss of office or otherwise in connection with the Merger Proposal and Merger Agreement, the proposed amendment to the Articles of Association of the Company incidental to the implementation of the Merger Proposal, the exemption for Chinalco and the parties acting in concert within it to make a general offer for the Shares pursuant to the relevant laws and regulations of the PRC and the granting of an authorisation to an executive committee of the Company to implement the Merger Proposal and the transactions contemplated thereunder.

(n)

As at the Latest Practicable Date, save for the Merger Agreement, there was no agreement or arrangement or understanding between any Director and any other person which is conditional on or dependent upon completion of the Merger Agreement and the Whitewash Waiver or is otherwise connected with such agreements.

(o)	As at the Latest Practicable Date, save for the Merger Agreement, there was no material contract entered into by Chinalco in which any past or current Directors have a material personal interest.

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APPENDIX IV	GENERAL INFORMATION

(p)

None of Chinalco, the directors of Chinalco and any person acting in concert with it had dealt for value in any shares, convertible securities, warrants or options of the Company, or any outstanding derivatives in respect thereof during the period beginning six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(q)

None of the Directors had dealt in any shares, convertible securities, warrants or options of the Company, or any outstanding derivatives in respect thereof and in any shares, convertible securities, warrants or options of Chinalco, or any outstanding derivatives in respect thereof during the period beginning six months prior to being the date of the Announcement and ending on the Latest Practicable Date.

(r)

Neither a subsidiary of the Company, a pension fund of the Company and its subsidiaries nor an adviser to the Company had dealt in any shares, convertible securities, warrants or options of the Company, or any outstanding derivatives in respect thereof during the period beginning six months prior to the date of the Announcement and ending on the Latest Practicable Date.

(s)

No fund managers who are connected with the Company had dealt in any shares, convertible securities, warrants or options of the Company, or any outstanding derivatives in respect thereof during the period beginning six months prior to the date of the Announcement and ending on the Latest Practicable Date, save and except that a discretionary fund managed by Taifook Asset Management Limited, which is a fellow subsidiary of the Independent Financial Adviser, has acquired 54,000 H Shares on 16 May 2007 at HK$10.88 per H Share and has disposed of 54,000 H Shares on 6 August 2007 at HK$13.98 per H Share.

(t)	As at the Latest Practicable Date, the share capital of the Company was as follow:

Authorised capital:	RMB

3,943,965,968 H Shares and 8,942,641,924 A Shares of RMB1.00 each	12,886,607,892

Issued and fully paid or credited as fully paid:

3,943,965,968 H Shares of RMB1.00 each	3,943,965,968
8,942,641,924 A Shares of RMB1.00 each	8,942,641,924

All existing H Shares and A Shares rank equally in all respects, including capital, dividends and voting rights. The H Shares in issue are listed on the Hong Kong Stock Exchange. Out of the 8,942,641,924 A Shares, 1,236,731,739 A Shares (note) are listed on the Shanghai Stock Exchange and 7,705,910,185 A shares are subject to trading romantic.

As at the Latest Practicable Date, the Company had not issued any convertible securities, options, warrants or any other similar rights.

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APPENDIX IV	GENERAL INFORMATION

Note:

On 24 April 2007 the Company issued 1,236,731,739 A shares to acquire 72% of the share capital of Lanzhou Aluminum and 28.57% of the share capital of Shandong Aluminum, respectively. These A shares were then listed on the Shanghai Stock Exchange on 30 April 2007. Of the newly issued A shares, 1,148,077,357 A shares are freely tradable while the remaining A shares can only be traded after lock-up periods.

(t)

As at the Latest Practicable Date, it is the intention of Chinalco to continue to carry on the business of the Company and to continue the employment of the management and employees of the Group. Chinalco has no intention to redeploy the fixed assets of the Group.

(u)	The registered address of Chinalco is No. 62 North Xizhimen Street, Haidian District, Beijing, The People's Republic of China, Postal Code: 100082.

The principal members of the parties acting in concert with Chinalco are Lanzhou Aluminum Factory, Baotou Group and Guiyang Aluminum. The registered office of Lanzhou Aluminum Factory is at No.6, Huangxing West Road, Xigu District, Lanzhou City, Gansu Province, PRC. The President of Lanzhou Aluminum Factory is Mr. Jiao Zhendong and there is no director. The registered office of Baotou Group is Maoqilai, Donghe District, Baotou City, Inner Mongolia Autonomous Region. The directors of Baotou Group are Mr. Lu Lin, Mr. Gao Liu, Mr. Zhang Zhi, Mr. Zhang Tong Li and Mr. Shi Jiu Cun. The registered office of Guiyang Aluminum is No. 208, Beijing Road, Guiyang City, Guizhou Province, PRC. The president of Guiyang Aluminum is Mr. Huang Liangcheng and there is no director.

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NOTICE OF THE SPECIAL GENERAL MEETING

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE IS HEREBY GIVEN that a special general meeting (the "Special General Meeting or SGM") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Friday, 12 October 2007 at 2:00 p.m. for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions. Unless otherwise indicated, capitalised terms used in this notice and the following resolutions shall have the same meanings as those defined in the circular of the Company dated 27 August 2007 relating to, among other things, the merger of Baotou Aluminium Co., Ltd. with the Company (the "Baotou Merger Circular") and the circular of the Company dated 27 August 2007 relating to, among other things, the proposed revisions of the annual limits for the transactions under the Mutual Supply Agreement (the "Continuing Connected Transactions Circular"):

SPECIAL RESOLUTIONS

1.	"THAT the following resolutions relating to the merger of Baotou Aluminum with the Company by way of the proposed share exchange (as set out below) be authorised and approved:

(1)

Baotou Aluminum be merged with the Company and for such purpose, the Company be authorised to issue 637,880,000 ordinary shares of RMB1.00 each ("Chalco A Shares"), such Chalco A Shares to be listed on the Shanghai Stock Exchange, to exchange for 431,000,000 Baotou Shares at the rate set out in sub-paragraph 2 below;

(2)	The exchange of Chalco A Shares for Baotou Shares shall be at the rate of 1.48 Chalco A Shares for 1 Baotou Share;

(3)

The terms and conditions of the Merger Agreement dated 20 July 2007 between the Company and Baotou Aluminum as referred to in the Baotou Merger Circular and the Merger Proposal as referred to in the Baotou Merger Circular be approved, ratified and confirmed and the directors of the Company (the "Directors") be and are hereby authorized to implement the transactions under the Merger Agreement and the Merger Proposal; and

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NOTICE OF THE SPECIAL GENERAL MEETING

(4)

Upon implementation of the Merger Agreement and the Merger Proposal, the connected transaction which will be constituted by the Share Exchange with Baotou Group and Guiyang Aluminum, which are non-wholly owned subsidiaries of Aluminum Corporation of China ("Chinalco"), a connected person of the Company, be and are hereby approved and confirmed."

2.

"THAT (a) subject to the passing of resolution no. 1 above and the passing of the resolutions proposed at the respective class meetings of the holders of H Shares and the holders of A Shares and (b) subject further to the issue of the Chalco A Shares as referred to in resolution no.1 above, the articles of association of the Company be amended to reflect the changes in the total number of issued shares and the share capital structure of the Company after the issue of Chalco A shares to implement the Merger Proposal."

3.

"THAT the proposed amendment to article 99 of the articles of association of the Company as set out in the Continuing Connected Transactions Circular be and hereby generally and unconditionally approved."

ORDINARY RESOLUTIONS

4.	"THAT Chinalco and the parties acting in concert with it be exempted from making a general offer for the Shares pursuant to the relevant laws and regulations of the PRC."

5.

"THAT subject to the passing of resolution no. 1 above and the passing of the resolutions proposed at the respective class meetings of the holders of H Shares and the holders of A Shares, the Board (or an executive committee of directors as may be appointed by the Board) be authorised to implement the Merger Proposal and the matters contemplated thereunder from the date of passing this resolution."

6.

"THAT the annual limits for the transactions under the Mutual Supply Agreement for the three financial years ending 31 December 2009 be revised as set out in the Continuing Connected Transactions Circular and the Board be and hereby authorised to take such actions as are necessary to implement such revisions."

7.

"THAT to consider and approve an interim dividend of RMB0.137 (tax inclusive) per ordinary share of the Company totaling the sum of approximately RMB1,765 million in respect of the six months ended 30 June 2007."

8.

"THAT to consider and approve a special dividend of RMB0.013 (tax inclusive) per ordinary share of the Company totaling the sum of approximately RMB168 million out of the retained earnings of Lanzhou Aluminum and Shandong Aluminum for the year ended 31 December 2006."

By order of the Board of Directors of Aluminum Corporation of China Limited Xiao Yaqing Chairman

27 August 2007 Beijing, the PRC

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NOTICE OF THE SPECIAL GENERAL MEETING

Notes:

(a)

The H share register of members of the Company will be closed from Wednesday, 12 September 2007 to Thursday, 11 October 2007 (both days inclusive), during which period no transfer of H Shares will be effected. Holders of H Shares whose names appear on the Company's H share register of members at close of business on Tuesday, 11 September 2007, are entitled to attend and vote at the SGM and be entitled to receive the proposed interim dividend and the proposed special dividend after completing the registration procedures for attending the meeting.

Where applicable, purchasers of H Shares intending to attend the Class Meeting of holders of H shares are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's Share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by no later than 4:00 p.m. on Tuesday, 11 September 2007.

(b)

Shareholders who intend to attend the SGM must complete the reply slip for attending the SGM and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the SGM, i.e. Friday, 21 September 2007. Details of the Secretary Office to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street Haidian District Beijing PRC Postal code: 100082 Tel: 86-10-8229 8150, 8229 8162 Fax: 86-10-8229 8158

(c)

Each shareholder who has the right to attend and vote at the SGM is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the SGM. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, not less than 24 hours before the time for holding the SGM in order for such document to be valid.

The address of Hong Kong Registrars Limited is as follows: 46/F, Hopewell Centre 183 Queen's Road East Wanchai Hong Kong

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NOTICE OF THE SPECIAL GENERAL MEETING

(f)

To be valid, for holders of A Shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Secretary Office of the Board, the address of which is set out in note (b) above, not less than 24 hours before the time for holding the SGM in order for such document to be valid.

(g)

If a proxy attends the SGM on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints a corporate representative to attend the SGM, such representative should produce his/her ID card and the notarized copy of the resolution passed by the Board of Directors or other authorities or other notarized copy of the licence issued by such legal person shareholder.

(h)	The SGM is expected to last for half a day. Shareholders attending the SGM are responsible for their own transportation and accommodation expenses.

(i)	Chinalco and its associates will abstain from voting in respect of Resolution Nos. 1, 2, 4, 5 and 6.

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NOTICE OF CLASS MEETING OF THE HOLDERS OF H SHARES

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

NOTICE IS HEREBY GIVEN that a class meeting of the holders of H Shares ("Class Meeting of the holders of H Shares") of Aluminum Corporation of China Limited (the "Company") will be held at the Company's conference room at 29th Floor, No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China on Friday, 12 October 2007 at 2:45 a.m. for the purpose of considering, and if thought fit, passing, with or without modifications, the following resolutions. Unless otherwise indicated, capitalised terms used in this notice and the following resolutions shall have the same meanings as those defined in the circular of the Company dated 27 August 2007 relating to, among other things, the merger of Baotou Aluminium Co., Ltd. with the Company (the "Baotou Merger Circular") and the circular of the Company dated 27 August 2007 relating to, among other things, the proposed revisions of the annual limits for the transactions under the Mutual Supply Agreement (the "Continuing Connected Transactions Circular"):

SPECIAL RESOLUTION

1.	"THAT the following resolutions relating to the merger of Baotou Aluminum with the Company by way of the proposed share exchange (as set out below) be authorised and approved:

(1)

Baotou Aluminum be merged with the Company and for such purpose, the Company be authorised to issue 637,880,000 ordinary shares of RMB1.00 each ("Chalco A Shares"), such Chalco A Shares to be listed on the Shanghai Stock Exchange, to exchange for 431,000,000 Baotou Shares at the rate set out in sub-paragraph 2 below;

(2)	The exchange of Chalco A Shares for Baotou Shares shall be at the rate of 1.48 Chalco A Shares for 1 Baotou Share;

(3)

The terms and conditions of the Merger Agreement dated 20 July 2007 between the Company and Baotou Aluminum as referred to in the Baotou Merger Circular and the merger proposal as referred to in the Baotou Merger Circular be approved, ratified and confirmed and the directors of the Company (the "Directors") be and are hereby authorized to implement the transactions under the Merger Agreement and the Merger Proposal; and

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NOTICE OF CLASS MEETING OF THE HOLDERS OF H SHARES

(4)

Upon implementation of the Merger Proposal and the Merger Agreement, the connected transaction which will be constituted by the Share Exchange by the Company with Baotou Group and Guiyang Aluminum, which are non-wholly owned subsidiaries of Aluminum Corporation of China ("Chinalco"), a connected person of the Company, be and are hereby approved and confirmed."

ORDINARY RESOLUTION

2.

"THAT (a) subject to the passing of resolution no. 1 above and the passing of the resolutions proposed at the respective class meetings of the holders of H Shares and the holders of A Shares; and (b) subject to the Executive granting to Chinalco and parties acting in concert with it the Whitewash Waiver and the satisfaction of any condition attached to the Whitewash Waiver imposed by the Executive, the Whitewash Waiver be and is hereby approved."

By order of the Board of Directors of Aluminum Corporation of China Limited Xiao Yaqing Chairman

27 August 2007 Beijing, the PRC

Notes:

(a)

The H Share register of members of the Company will be closed from Wednesday, 12 September 2007 to Thursday, 11 October 2007 (both days inclusive), during which period no transfer of H Shares will be effected. Any holders of H Shares of the Company, whose names appear on the Company's H Share Register of Members at the close of business on Tuesday, 11 September 2007, are entitled to attend and vote at the Class Meeting of the Holders of H Shares after completing the registration procedures for attending the meeting.

Where applicable, purchasers of H Shares intending to attend the Class Meeting of holders of H shares are therefore required to lodge their respective instrument(s) of transfer and the relevant share certificate(s) to the Company's Share registrar, Hong Kong Registrars Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, by no later than 4:00 p.m. on Tuesday, 11 September 2007.

The address of Hong Kong Registrars Limited, the H Share Registrar of the Company, is as follows:

46/F, Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

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NOTICE OF CLASS MEETING OF THE HOLDERS OF H SHARES

(b)

Holders of H Shares, who intend to attend the Class Meeting of the holders of H Shares, must complete the reply slip for attending the Class Meeting of the Holders of H Shares and return them to the Office of the Secretary to the Board of Directors of the Company not later than 20 days before the date of the Class Meeting of the holders of H Shares, i.e. Friday, 21 September 2007. Details of the Secretary Office to the Board of Directors of the Company are as follows:

No. 62 North Xizhimen Street Haidian District Beijing PRC Postal code: 100082 Tel: 86-10-8229 8150, 8229 8162 Fax: 86-10-8229 8158

(c)

Each holder of H Shares who has the right to attend and vote at the Class Meeting of the holders of H Shares is entitled to appoint in writing one or more proxies, whether a shareholder or not, to attend and vote on his behalf at the Class Meeting of the holders of H Shares. A proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

(d)

The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarially certified.

(e)

To be valid, for holders of H shares, the form of proxy, and if the form of proxy is signed by a person under a power of attorney or other authority on behalf of the appointer, a notarially certified copy of that power of attorney or other authority, must be delivered to the Company's H Share Registrar, Hong Kong Registrars Limited, the address of which is set out in Note (a) above, not less than 24 hours before the time for holding the Class Meeting of the Holders of H Shares in order for such document to be valid.

(f)

If a proxy attends the Class Meeting of the holders of H Shares on behalf of a shareholder, he should produce his ID card and the instrument signed by the proxy or his legal representative, and specifying the date of its issuance. If a legal person shareholder appoints a corporate representative to attend the Class Meeting of the holders of H Shares, such representative should produce his/her ID card and the notarized copy of the resolution passed by the Board of Directors or other authorities or other notarized copy of the licence issued by such legal person shareholder.

(g)

The Class Meeting of the holders of H Shares is expected to last for half a day. Holders of H Shares attending the Class Meeting of the holders of H Shares are responsible for their own transportation and accommodation expenses.

(h)	Chinalco and its associates will abstain from voting in respect of Resolution Nos. 1 and 2.

(i)	Voting on the ordinary resolution to approve the Whitewash Waiver will be conducted by poll as required under the Takeovers Code.

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About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary